Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

June 30, 2026 and 2025

(Unaudited)

KB Financial Group Inc. and Subsidiaries

Page(s)
Report on Review of Condensed Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3

Consolidated Interim Statements of Comprehensive Income	4-5

Consolidated Interim Statements of Changes in Equity	6

Consolidated Interim Statements of Cash Flows	7-8

Notes to the Consolidated Interim Financial Statements	9-175

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2026, and the related consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2026 and 2025, and consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2026 and 2025, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2025, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 6, 2026. The consolidated statement of financial position as at December 31, 2025, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2025.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

August 14, 2026

This report is effective as of August  14, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2026 and December 31, 2025

(in millions of Korean won)

	Notes	June 30, 2026 (Unaudited)		December 31, 2025
Assets
Cash and due from financial institutions	4,6,7,30	~~W~~	44,618,344	~~W~~	34,776,877
Financial assets at fair value through profit or loss	4,6,11		100,468,179		89,862,530
Derivative financial assets	4,6,8		12,967,488		8,178,056
Loans measured at amortized cost	4,6,9,10		505,398,999		491,978,044
Financial investments	4,6,11		137,198,864		134,986,677
Investments in associates and joint ventures			1,040,992		1,137,184
Insurance contract assets	29		378,988		271,152
Reinsurance contract assets	29		1,369,626		1,515,854
Property and equipment			5,078,131		5,133,801
Investment property			3,421,805		3,224,180
Intangible assets			1,595,329		1,609,427
Net defined benefit assets	18		490,428		353,366
Current income tax assets			447,277		388,589
Deferred income tax assets	12,25		183,862		193,034
Assets held for sale			166,753		174,919
Assets included in disposal groups classified as held for sale			115,039		94,215
Other assets	4,6		51,949,101		24,045,128

Total assets		~~W~~	866,889,205	~~W~~	797,923,033

Liabilities
Financial liabilities at fair value through profit or loss	4,6,13	~~W~~	11,526,649	~~W~~	11,320,590
Derivative financial liabilities	4,6,8		13,391,153		8,234,289
Deposits	4,6,14		486,343,528		462,397,026
Borrowings	4,6,15		77,907,732		70,728,396
Debentures	4,6,16		80,462,793		80,049,270
Insurance contract liabilities	29		53,359,408		56,790,030
Reinsurance contract liabilities	29		37,229		59,648
Provisions	17		1,375,214		1,264,390
Net defined benefit liabilities	18		89,930		100,088
Current income tax liabilities			416,935		610,484
Deferred income tax liabilities	12,25		2,242,689		1,819,080
Liabilities included in disposal groups classified as held for sale			74,675		68,290
Other liabilities	4,6		76,959,448		43,651,463

Total liabilities			804,187,383		737,093,044

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			4,206,721		4,359,388
Capital surplus			9,127,521		16,633,518
Accumulated other comprehensive income	27		(487,227)		(467,456)
Retained earnings			46,129,279		38,333,741
Treasury shares			(176,014)		(1,901,538)

Equity attributable to shareholders of the Parent Company	19		60,890,838		59,048,211
Non-controlling interests			1,810,984		1,781,778

Total equity			62,701,822		60,829,989

Total liabilities and equity		~~W~~	866,889,205	~~W~~	797,923,033

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2026 and 2025

(in millions of Korean won, except per share amounts)

	Notes	2026 (Unaudited)				2025 (Unaudited)
		Three months		Six months		Three months		Six months
Interest income		~~W~~	7,352,100	~~W~~	14,511,829	~~W~~	7,284,633	~~W~~	14,739,574
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			6,966,183		13,749,624		6,922,324		14,005,120
Interest income from financial instruments at fair value through profit or loss			375,712		740,531		353,152		715,207
Insurance finance interest income			10,205		21,674		9,157		19,247
Interest expense			(4,208,662)		(8,033,569)		(4,178,107)		(8,370,883)
Interest expense			(3,799,921)		(7,221,765)		(3,804,895)		(7,615,529)
Insurance finance interest expense			(408,741)		(811,804)		(373,212)		(755,354)

Net interest income	5,20		3,143,438		6,478,260		3,106,526		6,368,691

Fee and commission income			2,093,819		3,904,194		1,446,966		2,777,199
Fee and commission expense			(491,903)		(942,949)		(415,030)		(811,215)

Net fee and commission income	5,21		1,601,916		2,961,245		1,031,936		1,965,984

Insurance income			3,267,497		6,399,754		3,036,603		6,144,414
Insurance income			3,156,987		6,166,664		2,900,194		5,735,262
Reinsurance income			110,510		233,090		136,409		409,152
Insurance expense			(2,855,422)		(5,644,038)		(2,624,467)		(5,294,525)
Insurance service expense			(2,633,697)		(5,216,673)		(2,396,702)		(4,860,901)
Reinsurance expense			(221,725)		(427,365)		(227,765)		(433,624)

Net insurance income	5,29		412,075		755,716		412,136		849,889

Net gains on financial instruments at fair value through profit or loss	5,22		2,218,901		2,585,745		1,566,145		2,112,363

Other insurance finance expenses	5,29		(1,642,279)		(1,996,585)		(273,721)		(413,291)

Net other operating expenses	5,23		(612,271)		(676,852)		(1,305,244)		(1,791,668)

General and administrative expenses	5,18,24		(1,889,487)		(3,654,401)		(1,749,696)		(3,355,261)

Operating income before provision for credit losses	5		3,232,293		6,453,128		2,788,082		5,736,707

Provision for credit losses	5,7,9,10,17		(519,745)		(1,013,014)		(655,111)		(1,310,708)

Net operating income	5		2,712,548		5,440,114		2,132,971		4,425,999

Share of profit of investments in associates and joint ventures	5		15,693		35,917		4,813		10,261
Net other non-operating income (expenses)	5		4,517		(112,133)		205,357		213,487

Net non-operating income (expenses)			20,210		(76,216)		210,170		223,748

Profit before tax	5		2,732,758		5,363,898		2,343,141		4,649,747

Income tax expense	5,25		(722,250)		(1,436,921)		(595,561)		(1,203,045)

Profit for the period	5		2,010,508		3,926,977		1,747,580		3,446,702

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2026 and 2025 (cont’d)

(in millions of Korean won, except per share amounts)

	Notes	2026 (Unaudited)				2025 (Unaudited)
		Three months		Six months		Three months		Six months
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		~~W~~	72,561		63,028	~~W~~	6,637		(790)
Share of other comprehensive income (loss) of associates and joint ventures			(2)		25		—		—
Gains on equity securities at fair value through other comprehensive income (loss)			(112,481)		(79,084)		168,860		213,283
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			2,972		1,693		(4,862)		(10,707)

			(36,950)		(14,338)		170,635		201,786

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			65,165		343,344		(337,087)		(351,553)
Gains (losses) on debt securities at fair value through other comprehensive income			(1,660,346)		(3,994,187)		(568,282)		342,749
Share of other comprehensive income (loss) of associates and joint ventures			(686)		578		(2,452)		(2,328)
Gains (losses) on cash flow hedging instruments	8		(254,119)		(498,474)		(61,776)		(30,275)
Gains (losses) on hedging instruments of net investments in foreign operations	8		(30,644)		(113,078)		123,470		126,994
Insurance finance income (expense)	29		1,905,697		4,245,205		798,927		(1,071,678)

			25,067		(16,612)		(47,200)		(986,091)

Other comprehensive income (loss) for the period, net of tax			(11,883)		(30,950)		123,435		(784,305)

Total comprehensive income (loss) for the period		~~W~~	1,998,625	~~W~~	3,896,027	~~W~~	1,871,015	~~W~~	2,662,397

Profit (loss) attributable to:	5
Shareholders of the Parent Company		~~W~~	1,992,189	~~W~~	3,884,590	~~W~~	1,738,422	~~W~~	3,435,693
Non-controlling interests			18,319		42,387		9,158		11,009

		~~W~~	2,010,508	~~W~~	3,926,977	~~W~~	1,747,580	~~W~~	3,446,702

Total comprehensive income (loss) for the period attributable to:
Shareholders of the Parent Company		~~W~~	2,003,123	~~W~~	3,867,563	~~W~~	1,859,757	~~W~~	2,657,343
Non-controlling interests			(4,498)		28,464		11,258		5,054

		~~W~~	1,998,625	~~W~~	3,896,027	~~W~~	1,871,015	~~W~~	2,662,397

Earnings per share (in Korean won)	28
Basic earnings per share		~~W~~	5,549	~~W~~	10,670	~~W~~	4,603	~~W~~	9,031
Diluted earnings per share			5,508		10,585		4,565		8,950

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2026 and 2025

(in millions of Korean won)

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
Balance as of January 1, 2025	~~W~~	2,090,558	~~W~~	5,082,578	~~W~~	16,646,734	~~W~~	496,922	~~W~~	34,808,220	~~W~~	(1,236,060)	~~W~~	1,926,229	~~W~~	59,815,181

Comprehensive income for the period
Profit for the period		—		—		—		—		3,435,693		—		11,009		3,446,702
Remeasurements of net defined benefit liabilities		—		—		—		(150)		—		—		(640)		(790)
Currency translation differences		—		—		—		(346,045)		—		—		(5,508)		(351,553)
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		560,316		(4,541)		—		257		556,032
Share of other comprehensive income (loss) of associates and joint ventures		—		—		—		(2,328)		—		—		—		(2,328)
Gains (losses) on cash flow hedging instruments		—		—		—		(30,211)		—		—		(64)		(30,275)
Gains (losses) on hedging instruments of net investments in foreign operations		—		—		—		126,994		—		—		—		126,994
Insurance finance income (expenses)		—		—		—		(1,071,678)		—		—		—		(1,071,678)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(10,707)		—		—		—		(10,707)

Total comprehensive income for the period		—		—		—		(773,809)		3,431,152		—		5,054		2,662,397

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(298,285)		—		—		(298,285)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		(334,339)		—		—		(334,339)
Issuance of hybrid securities		—		404,014		—		—		—		—		—		404,014
Dividends on hybrid securities		—		—		—		—		(103,317)		—		(65,236)		(168,553)
Redemption of hybrid securities		—		(324,109)		—		—		—		—		—		(324,109)
Acquisition of treasury shares		—		—		—		—		—		(820,000)		—		(820,000)
Retirement of treasury shares		—		—		—		—		(814,522)		814,522		—		—
Ownership changes in subsidiaries		—		—		—		—		—		—		688		688
Others		—		—		(825)		—		—		—		17,780		16,955

Total transactions with shareholders		—		79,905		(825)		—		(1,550,463)		(5,478)		(46,768)		(1,523,629)

Balance as of June 30, 2025 (Unaudited)	~~W~~	2,090,558	~~W~~	5,162,483	~~W~~	16,645,909	~~W~~	(276,887)	~~W~~	36,688,909	~~W~~	(1,241,538)	~~W~~	1,884,515	~~W~~	60,953,949

Balance as of January 1, 2026	~~W~~	2,090,558	~~W~~	4,359,388	~~W~~	16,633,518	~~W~~	(467,456)	~~W~~	38,333,741	~~W~~	(1,901,538)	~~W~~	1,781,778	~~W~~	60,829,989

Comprehensive income for the period
Profit for the period		—		—		—		—		3,884,590		—		42,387		3,926,977
Remeasurements of net defined benefit liabilities		—		—		—		63,080		—		—		(52)		63,028
Currency translation differences		—		—		—		343,103		—		—		241		343,344
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(4,075,697)		2,744		—		(318)		(4,073,271)
Share of other comprehensive income (loss) of associates and joint ventures		—		—		—		603		—		—		—		603
Gains (losses) on cash flow hedging instruments		—		—		—		(484,680)		—		—		(13,794)		(498,474)
Gains (losses) on hedging instruments of net investments in foreign operations		—		—		—		(113,078)		—		—		—		(113,078)
Insurance finance income (expenses)		—		—		—		4,245,205		—		—		—		4,245,205
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		1,693		—		—		—		1,693

Total comprehensive income for the period		—		—		—		(19,771)		3,887,334		—		28,464		3,896,027

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(573,768)		—		—		(573,768)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		(405,088)		—		—		(405,088)
Issuance of hybrid securities		—		431,967		—		—		—		—		—		431,967
Dividends on hybrid securities		—		—		—		—		(86,813)		—		(38,754)		(125,567)
Redemption of hybrid securities		—		(584,634)		—		—		—		—		—		(584,634)
Acquisition of treasury shares		—		—		—		—		—		(804,294)		—		(804,294)
Retirement of treasury shares		—		—		—		—		(2,529,818)		2,529,818		—		—
Ownership changes in subsidiaries		—		—		—		—		—		—		13,996		13,996
Transfer to retained earnings		—		—		(7,500,000)		—		7,500,000		—		—		—
Others		—		—		(5,997)		—		3,691		—		25,500		23,194

Total transactions with shareholders		—		(152,667)		(7,505,997)		—		3,908,204		1,725,524		742		(2,024,194)

Balance as of June 30, 2026 (Unaudited)	~~W~~	2,090,558	~~W~~	4,206,721	~~W~~	9,127,521	~~W~~	(487,227)	~~W~~	46,129,279	~~W~~	(176,014)	~~W~~	1,810,984	~~W~~	62,701,822

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2026 and 2025

(in millions of Korean won)

	Notes	2026 (Unaudited)		2025 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	3,926,977	~~W~~	3,446,702

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss			(4,915,829)		(1,612,942)
Net gains (losses) on derivative financial instruments for hedging purposes			248,155		(92,938)
Provision for credit losses			1,013,014		1,310,708
Net gains on financial investments			(27,929)		(124,470)
Share of profit of associates and joint ventures			(35,917)		(10,261)
Depreciation and amortization expense			432,483		447,130
Other net gains (losses) on property and equipment/intangible assets			4,033		(257,488)
Share-based payments			88,142		81,703
Post-employment benefits			91,583		94,801
Net interest expense			308,582		139,204
Gains (losses) on foreign currency translation			(226,186)		918,459
Insurance finance income			(4,184,216)		(5,508,058)
Reinsurance finance expense			568,640		586,672
Other expenses			438,877		507,699

			(6,196,568)		(3,519,781)

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(6,471,179)		(5,180,820)
Derivative financial instruments			(47,949)		55,314
Loans measured at fair value through other comprehensive income			(174,566)		(160,472)
Loans measured at amortized cost			(11,784,713)		(8,909,044)
Current income tax assets			(58,688)		(4,276)
Deferred income tax assets			12,785		105,785
Other assets			(30,763,522)		(11,828,329)
Financial liabilities at fair value through profit or loss			(386,347)		(784,957)
Deposits			20,445,745		7,858,236
Current income tax liabilities			(193,549)		(53,340)
Deferred income tax liabilities			439,224		246,169
Other liabilities			30,491,758		15,202,066
Insurance contract assets			(107,836)		(71,081)
Reinsurance contract assets			(414,805)		(624,348)
Insurance contract liabilities			6,596,088		7,024,940
Reinsurance contract liabilities			(17,736)		17,569
Investment contract liabilities			701,130		1,002,485

			8,265,840		3,895,897

Cash flows from operating activities			5,996,249		3,822,818

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2026 and 2025 (cont’d)

(in millions of Korean won)

	Notes	2026 (Unaudited)		2025 (Unaudited)
Cash flows used in investing activities
Net cash flows from derivative financial instruments for hedging purposes			(106,227)		(82,266)
Disposal of financial assets at fair value through profit or loss			12,442,902		12,621,999
Acquisition of financial assets at fair value through profit or loss			(10,829,338)		(15,587,303)
Disposal of financial investments			26,562,014		30,593,942
Acquisition of financial investments			(31,986,774)		(29,137,256)
Disposal of investments in associates and joint ventures			182,447		176,800
Acquisition of investments in associates and joint ventures			(49,218)		(168,127)
Disposal of property and equipment			46,495		53,733
Acquisition of property and equipment			(101,186)		(197,437)
Disposal of investment property			—		763,052
Acquisition of investment property			(189,137)		(183,504)
Disposal of intangible assets			3,170		3,137
Acquisition of intangible assets			(105,608)		(69,779)
Net cash flows from changes in ownership of subsidiaries			(190,108)		1,095,858
Others			(29,123)		(66,104)

Cash flows used in investing activities			(4,349,691)		(183,255)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(247,606)		(166,979)
Net increase in borrowings			6,319,999		3,343,640
Increase in debentures			34,523,449		29,241,802
Decrease in debentures			(35,300,138)		(30,641,374)
Increase in other payables to trust accounts			1,114,606		1,998,371
Dividends paid			(978,856)		(632,623)
Issuance of hybrid securities			431,967		404,014
Redemption of hybrid securities			(586,000)		(325,000)
Dividends paid on hybrid securities			(86,813)		(103,317)
Acquisition of treasury shares			(804,294)		(820,000)
Redemption of principal elements of lease payments			(244,069)		(311,363)
Increase (decrease) in non-controlling interests			21,499		61,180
Others			159,620		(189,405)

Cash flows from financing activities			4,323,364		1,858,946

Effect of exchange rate changes on cash and cash equivalents			513,332		(238,215)

Net increase in cash and cash equivalents			6,483,254		5,260,294
Cash and cash equivalents at the beginning of the period	30		29,020,564		24,608,867

Cash and cash equivalents at the end of the period	30	~~W~~	35,503,818	~~W~~	29,869,161

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Parent Company’s share capital as of June 30, 2026, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The Group’s condensed consolidated interim financial statements for the six-month period ended June 30, 2026, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These condensed consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of June 30, 2026.

2.1.1 The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2026.

- Amendments to Korean IFRS No.1109 Financial Instruments, Korean IFRS No.1107 Financial Instruments: Disclosures

Korean IFRS No.1109 Financial Instruments and Korean IFRS No.1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements.

These amendments do not have a significant impact on the financial statements. These amendments:

-	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

-	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

-

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

-	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI)

- Annual Improvements to Korean IFRS - Volume 11

Annual Improvements to Korean IFRS - Volume 11 should be applied for annual periods beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

•	Korean IFRS No.1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

•	Korean IFRS No.1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	Korean IFRS No.1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	Korean IFRS No.1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Korean IFRS No.1007 Statement of Cash Flows: Cost method

2.1.2 The following are the accounting standards that have been issued but were not mandatory for annual reporting periods ending on December 31, 2026.

- Korean IFRS No.1118 Presentation and Disclosures in Financial Statements

Korean IFRS No.1118 “Presentation and Disclosure in Financial Statements” replaces Korean IFRS No.1001 “Presentation of Financial Statements.” Korean IFRS No.1118 is expected to enhance the comparability of financial performance among similar entities by providing users with more useful information for analyzing and comparing an entity’s performance based on the income statement.

When the Group prepares its financial statements by applying Korean IFRS No.1118, the following material accounting policies are expected to result in significant differences compared to the current financial statements. These items do not include all potential differences and may be subject to change based on further analysis.

-	Changes in the presentation of the income statement

Korean IFRS No.1118 requires all income and expenses included in the statement of profit or loss to be classified into one of five categories: operating, investing, financing, income taxes, and discontinued operations. The Standard classifies all income and expenses not attributable to the investing, financing, income tax, or discontinued operations categories as operating and defines operating profit or loss as a residual measure. The Group is required to assess its main business activities in determining the classification of income and expenses. Where the Group’s main business activities include investing in a particular type of asset or providing financing to customers, certain income and expenses that would otherwise be classified as investing or financing are classified as operating. Accordingly, operating profit or loss determined under Korean IFRS No.1118 may differ significantly from that determined under Korean IFRS No.1001.The Standard requires the disclosure, in the notes, of operating profit or loss determined in accordance with Korean IFRS No.1001, as well as a reconciliation between operating profit or loss under Korean IFRS No.1118 and that determined in accordance with Korean IFRS No.1001.

In addition, Korean IFRS No.1118 requires the presentation in the statement of profit or loss of “operating profit or loss,” comprising all income and expenses classified in the operating category; “profit or loss before financing and income taxes,” comprising operating profit or loss and all income and expenses classified in the investing category; and “profit or loss.” However, where the Group’s main business activities include providing financing to customers, the presentation of “profit or loss before financing and income taxes” may not be required, depending on the accounting policy applied.

-	Introduction of disclosure of management-defined performance measures

Korean IFRS No.1118 introduces new disclosure requirements for management-defined performance measures (MPMs). MPMs are defined as subtotals of income and expenses that are not specified in paragraph 118 of the Standard and are not otherwise required to be presented or disclosed under Korean IFRS. These measures are used by an entity in public communications outside the financial statements and are intended to communicate management’s view of the entity’s financial performance to users of the financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

When the Group reports MPMs, it is required to disclose the reasons why such measures provide useful information, how those measures are calculated, and a reconciliation between those measures and the most directly comparable subtotal specified in Korean IFRS No.1118. In addition, the Group is required to disclose the income tax effects and the effects on non-controlling interests for each reconciling item.

-	Changes in classification of cash flows

Consequential amendments have been made to Korean IFRS No.1007 “Statement of Cash Flows” following the issuance of Korean IFRS No.1118. Under these amendments, the starting point for determining cash flows from operating activities using the indirect method has been changed from profit or loss to operating profit or loss, and the accounting policy choice for the classification of interest and dividends has been eliminated.

Korean IFRS No.1118 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. In accordance with Korean IFRS No.1008 “Accounting Policies, Changes in Accounting Estimates and Errors,” the Standard is required to be applied retrospectively, and accordingly, the comparative information for the year ending December 31, 2026 will be restated. The amendments to Korean IFRS No.1007 and No.1033, as well as the revised Korean IFRS No.1008 and No.1107 resulting from the issuance of Korean IFRS No.1118, are effective when Korean IFRS No.1118 is applied.

As the mandatory effective date of Korean IFRS No.1118 has not yet been reached, the Group has not applied the Standard and plans to present its first interim financial statements for the period ending March 31, 2027 in accordance with Korean IFRS No.1118. Based on the information available as of March 31, 2026, the Group is in the process of assessing the financial impact of adopting Korean IFRS No.1118, establishing accounting policies, and implementing changes to its accounting systems, and is performing a preliminary overall assessment of the impact of applying the Standard.

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency“). The consolidated financial statements are presented in Korean won, which is the Parent Company‘s functional and presentation currency.

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks used in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2025, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

The Group is subject to Pillar 2 income taxes, and has applied a temporary exemption provision regarding the recognition and disclosure of deferred taxes related to the Pillar 2 rules.

Income tax expense for the interim period is measured applying the expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, reputation risk, and foreign exchange settlement risk are recognized as the Group’s significant risks and measured and managed according to regulatory capital and internal capital standards.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, establishes risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management strategies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council discusses matters delegated by the Risk Management Committee and matters referred for review by the Management Committee, as well as detailing matters relating to the implementation of the risk management strategies and procedures established by the Risk Management Committee for each affiliate, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed strategies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

Kookmin Bank Co., Ltd., a subsidiary, manages all lending customers (both individuals and corporate entities) by assigning appropriate credit ratings through its credit rating system. For individual customers, credit ratings are determined using personal information, income and job information, asset information, and bank transaction information. For corporate customers, financial and non-financial information is analyzed and used to assess the company’s current and future enterprise value and debt repayment capacity, and credit ratings are assigned based on a comprehensive judgment of the extent to which the company is able to fulfill its obligations in accordance with the contractual terms.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	42,052,271	~~W~~	32,567,708
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		464,999		476,717
Securities measured at fair value through profit or loss		84,972,392		80,553,348
Loans measured at fair value through profit or loss		1,504,468		1,231,012
Derivatives		12,967,488		8,178,056
Loans measured at amortized cost *		505,398,999		491,978,044
Financial investments:
Securities measured at fair value through other comprehensive income		90,324,660		93,312,419
Securities measured at amortized cost *		39,512,672		35,067,192
Loans measured at fair value through other comprehensive income		2,169,418		1,995,083
Other financial assets *		46,522,150		19,069,696

		825,889,517		764,429,275

Off-balance sheet items
Acceptances and guarantees contracts		16,897,430		15,503,443
Financial guarantee contracts		7,118,102		7,209,320
Commitments		222,969,804		213,477,156

		246,985,336		236,189,919

	~~W~~	1,072,874,853	~~W~~	1,000,619,194

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.4.1 Credit risk exposure

Credit qualities of loans as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	June 30, 2026
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	156,710,337	~~W~~	11,292,052	~~W~~	13,188	~~W~~	—	~~W~~	168,015,577
Grade 2		78,994,409		13,756,913		16,920		—		92,768,242
Grade 3		4,026,991		5,472,099		30,079		—		9,529,169
Grade 4		836,366		1,270,484		52,909		—		2,159,759
Grade 5		11,870		915,985		3,024,793		—		3,952,648

		240,579,973		32,707,533		3,137,889		—		276,425,395

Retail
Grade 1		186,269,918		5,138,815		5,401		—		191,414,134
Grade 2		7,569,782		3,991,243		37,214		—		11,598,239
Grade 3		3,758,651		1,333,871		47,517		—		5,140,039
Grade 4		182,960		824,317		65,477		—		1,072,754
Grade 5		50,806		770,531		1,318,873		—		2,140,210

		197,832,117		12,058,777		1,474,482		—		211,365,376

Credit card
Grade 1		12,269,553		241,453		—		—		12,511,006
Grade 2		5,360,658		469,897		—		—		5,830,555
Grade 3		2,004,142		1,731,347		—		—		3,735,489
Grade 4		10,975		384,567		—		—		395,542
Grade 5		1,777		239,336		408,216		—		649,329

		19,647,105		3,066,600		408,216		—		23,121,921

		458,059,195		47,832,910		5,020,587		—		510,912,692

Loans measured at fair value through other comprehensive income
Corporate
Grade1		2,146,168		—		—		—		2,146,168
Grade2		23,250		—		—		—		23,250
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		2,169,418		—		—		—		2,169,418

		2,169,418		—		—		—		2,169,418

	~~W~~	460,228,613	~~W~~	47,832,910	~~W~~	5,020,587	~~W~~	—	~~W~~	513,082,110

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)

	December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	150,735,198	~~W~~	10,805,239	~~W~~	16,285	~~W~~	—	~~W~~	161,556,722
Grade 2		76,244,644		12,311,562		17,076		—		88,573,282
Grade 3		3,875,195		5,515,745		24,507		—		9,415,447
Grade 4		832,704		1,454,812		46,665		—		2,334,181
Grade 5		8,535		731,636		2,744,600		—		3,484,771

		231,696,276		30,818,994		2,849,133		—		265,364,403

Retail
Grade 1		183,746,803		5,416,479		4,490		—		189,167,772
Grade 2		7,703,085		4,084,210		38,468		—		11,825,763
Grade 3		3,861,528		1,248,406		46,491		—		5,156,425
Grade 4		171,910		629,006		53,419		—		854,335
Grade 5		47,663		624,890		1,207,903		—		1,880,456

		195,530,989		12,002,991		1,350,771		—		208,884,751

Credit card
Grade 1		12,184,584		534,917		—		—		12,719,501
Grade 2		4,807,297		994,230		—		—		5,801,527
Grade 3		1,659,545		1,974,678		—		—		3,634,223
Grade 4		10,458		364,706		—		—		375,164
Grade 5		971		276,685		327,015		—		604,671

		18,662,855		4,145,216		327,015		—		23,135,086

		445,890,120		46,967,201		4,526,919		—		497,384,240

Loans measured at fair value through other comprehensive income
Corporate
Grade1		1,973,472		—		—		—		1,973,472
Grade2		21,611		—		—		—		21,611
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		1,995,083		—		—		—		1,995,083

		1,995,083		—		—		—		1,995,083

	~~W~~	447,885,203	~~W~~	46,967,201	~~W~~	4,526,919	~~W~~	—	~~W~~	499,379,323

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of June 30, 2026 and December 31, 2025, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantified effect of credit risk mitigation resulting from collateral held and other credit enhancements as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	12-month expected credit losses		Lifetime expected credit losses				Total
			Not impaired		Impaired
Guarantees	~~W~~	119,400,910	~~W~~	17,422,154	~~W~~	353,861	~~W~~	137,176,925
Deposits and savings		3,458,768		187,120		9,346		3,655,234
Property and equipment		17,305,078		1,199,924		239,004		18,744,006
Real estate		227,518,655		22,788,223		2,061,767		252,368,645

	~~W~~	367,683,411	~~W~~	41,597,421	~~W~~	2,663,978	~~W~~	411,944,810

(In millions of Korean won)	December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Total
			Not impaired		Impaired
Guarantees	~~W~~	118,325,461	~~W~~	13,368,234	~~W~~	354,137	~~W~~	132,047,832
Deposits and savings		3,263,931		152,943		10,512		3,427,386
Property and equipment		15,781,206		1,105,274		196,548		17,083,028
Real estate		224,337,077		22,748,365		1,956,575		249,042,017

	~~W~~	361,707,675	~~W~~	37,374,816	~~W~~	2,517,772	~~W~~	401,600,263

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	June 30, 2026
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	36,045,079	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	36,045,079
Grade 2		3,485,128		—		—		—		3,485,128
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		39,530,207		—		—		—		39,530,207

Securities measured at fair value through other comprehensive income
Grade 1		84,161,854		—		—		—		84,161,854
Grade 2		6,147,714		—		—		—		6,147,714
Grade 3		15,092		—		—		—		15,092
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		90,324,660		—		—		—		90,324,660

	~~W~~	129,854,867	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	129,854,867

(In millions of Korean won)

	December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	31,671,903	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	31,671,903
Grade 2		3,405,411		—		—		—		3,405,411
Grade 3		7,175		—		—		—		7,175
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		35,084,489		—		—		—		35,084,489

Securities measured at fair value through other comprehensive income
Grade 1		87,153,519		—		—		—		87,153,519
Grade 2		6,158,900		—		—		—		6,158,900
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		93,312,419		—		—		—		93,312,419

	~~W~~	128,396,908	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	128,396,908

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of June 30, 2026 and December 31, 2025 are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	June 30, 2026
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	40,185,971	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	40,185,971
Grade 2		1,013,578		—		—		—		1,013,578
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		855,423		—		—		—		855,423

	~~W~~	42,054,972	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	42,054,972

(In millions of Korean won)

	December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	30,869,922	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30,869,922
Grade 2		789,076		—		—		—		789,076
Grade 3		122,333		—		—		—		122,333
Grade 4		—		—		—		—		—
Grade 5		787,727		—		—		—		787,727

	~~W~~	32,569,058	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	32,569,058

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of June 30, 2026 and December 31, 2025, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	June 30, 2026
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	36,742,759	13.12	~~W~~	(366,450)	~~W~~	36,376,309
Manufacturing		64,249,312	22.94		(537,939)		63,711,373
Service		121,242,464	43.29		(1,205,922)		120,036,542
Wholesale and retail		33,854,125	12.09		(561,450)		33,292,675
Construction		6,327,750	2.26		(194,722)		6,133,028
Public sector		2,504,497	0.89		(14,341)		2,490,156
Others		15,178,374	5.41		(317,839)		14,860,535

	~~W~~	280,099,281	100.00	~~W~~	(3,198,663)	~~W~~	276,900,618

(In millions of Korean won)

	December 31, 2025
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	34,869,986	12.99	~~W~~	(341,248)	~~W~~	34,528,738
Manufacturing		59,136,193	22.02		(549,071)		58,587,122
Service		117,185,024	43.63		(1,098,958)		116,086,066
Wholesale and retail		31,816,635	11.85		(554,985)		31,261,650
Construction		6,399,017	2.38		(258,485)		6,140,532
Public sector		2,653,414	0.98		(60,287)		2,593,127
Others		16,530,229	6.15		(327,004)		16,203,225

	~~W~~	268,590,498	100.00	~~W~~	(3,190,038)	~~W~~	265,400,460

4.2.7.2 Classifications of retail loans and credit card receivables as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	June 30, 2026
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	115,001,139	49.04	~~W~~	(388,413)	~~W~~	114,612,726
General loan		96,364,237	41.10		(1,190,004)		95,174,233
Credit card		23,121,921	9.86		(736,613)		22,385,308

	~~W~~	234,487,297	100.00	~~W~~	(2,315,030)	~~W~~	232,172,267

(In millions of Korean won)

	December 31, 2025
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	113,218,721	48.80	~~W~~	(352,721)	~~W~~	112,866,000
General loan		95,666,030	41.23		(1,147,533)		94,518,497
Credit card		23,135,086	9.97		(715,904)		22,419,182

	~~W~~	232,019,837	100.00	~~W~~	(2,216,158)	~~W~~	229,803,679

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Government and government funded institutions	~~W~~	326,590	0.78	~~W~~	—	~~W~~	326,590
Finance and insurance		41,728,382	99.22		(2,701)		41,725,681

		42,054,972	100.00		(2,701)		42,052,271

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		464,999	100.00		—		464,999

		464,999	100.00		—		464,999

Securities measured at fair value through profit or loss
Government and government funded institutions		29,309,194	34.49		—		29,309,194
Finance and insurance		38,950,286	45.84		—		38,950,286
Others		16,712,912	19.67		—		16,712,912

		84,972,392	100.00		—		84,972,392

Derivative financial assets
Government and government funded institutions		198,608	1.53		—		198,608
Finance and insurance		11,536,441	88.97		—		11,536,441
Others		1,232,439	9.50		—		1,232,439

		12,967,488	100.00		—		12,967,488

Securities measured at fair value through other comprehensive income
Government and government funded institutions		57,171,603	63.30		—		57,171,603
Finance and insurance		21,757,056	24.09		—		21,757,056
Others		11,396,001	12.61		—		11,396,001

		90,324,660	100.00		—		90,324,660

Securities measured at amortized cost
Government and government funded institutions		15,269,367	38.62		(1,392)		15,267,975
Finance and insurance		23,933,787	60.55		(15,711)		23,918,076
Others		327,053	0.83		(432)		326,621

		39,530,207	100.00		(17,535)		39,512,672

	~~W~~	270,314,718		~~W~~	(20,236)	~~W~~	270,294,482

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Government and government funded institutions	~~W~~	548,066	1.68	~~W~~	—	~~W~~	548,066
Finance and insurance		32,020,992	98.32		(1,350)	~~W~~	32,019,642

		32,569,058	100.00		(1,350)		32,567,708

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		476,717	100.00		—		476,717

		476,717	100.00		—		476,717

Securities measured at fair value through profit or loss
Government and government funded institutions		27,525,884	34.17		—		27,525,884
Finance and insurance		37,931,231	47.09		—		37,931,231
Others		15,096,233	18.74		—		15,096,233

		80,553,348	100.00		—		80,553,348

Derivative financial assets
Government and government funded institutions		54,733	0.67		—		54,733
Finance and insurance		7,266,345	88.85		—		7,266,345
Others		856,978	10.48		—		856,978

		8,178,056	100.00		—		8,178,056

Securities measured at fair value through other comprehensive income
Government and government funded institutions		57,326,535	61.44		—		57,326,535
Finance and insurance		24,060,595	25.78		—		24,060,595
Others		11,925,289	12.78		—		11,925,289

		93,312,419	100.00		—		93,312,419

Securities measured at amortized cost
Government and government funded institutions		14,338,528	40.87		(1,054)		14,337,474
Finance and insurance		20,570,329	58.63		(15,924)		20,554,405
Others		175,632	0.50		(319)		175,313

		35,084,489	100.00		(17,297)		35,067,192

	~~W~~	250,174,087		~~W~~	(18,647)	~~W~~	250,155,440

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk refers to the risk that the Group may face insolvency due to a shortage of funds arising from mismatches in the timing of fund procurement and utilization or unexpected cash outflows, or may incur losses through obtaining high-interest borrowings or disposing of held assets on unfavorable terms in order to resolve such funding shortages. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages liquidity ratio and others for all transactions and off-balance transactions related to liquidity, which affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of June 30, 2026 and December 31 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	3,654,317	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,654,317
Financial liabilities designated at fair value through profit or loss [1]		7,872,332		—		—		—		—		—		7,872,332
Derivatives held for trading [1]		12,165,105		—		—		—		—		—		12,165,105
Derivatives held for hedging [2]		—		64,675		70,446		219,733		532,938		45		887,837
Deposits [3]		224,474,716		35,921,874		63,645,279		142,509,022		27,418,025		1,023,269		494,992,185
Borrowings		13,228,114		17,775,606		10,390,883		25,034,554		11,598,972		1,080,645		79,108,774
Debentures		155		3,879,083		8,434,963		27,996,800		43,955,312		969,670		85,235,983
Lease liabilities		172		34,480		59,294		235,098		594,385		17,114		940,543
Other financial liabilities		215,738		62,252,985		1,549,003		515,602		1,154,075		208,611		65,896,014

	~~W~~	261,610,649	~~W~~	119,928,703	~~W~~	84,149,868	~~W~~	196,510,809	~~W~~	85,253,707	~~W~~	3,299,354	~~W~~	750,753,090

Off-balance sheet items
Commitments [4]	~~W~~	222,969,804	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	222,969,804
Acceptances and guarantees contracts [5]		16,897,430		—		—		—		—		—		16,897,430
Financial guarantee contracts [5]		7,118,102		—		—		—		—		—		7,118,102

	~~W~~	246,985,336	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	246,985,336

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of June 30, 2026 and December 31 2025, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	3,339,572	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,339,572
Financial liabilities designated at fair value through profit or loss [1]		7,981,018		—		—		—		—		—		7,981,018
Derivatives held for trading [1]		7,687,304		—		—		—		—		—		7,687,304
Derivatives held for hedging [2]		—		10,774		12,157		263,427		81,649		(58)		367,949
Deposits [3]		201,772,650		40,440,335		56,336,873		142,245,329		28,884,608		1,203,556		470,883,351
Borrowings		11,635,724		20,378,309		7,077,101		21,534,773		10,042,532		1,121,266		71,789,705
Debentures		868		4,812,305		7,215,145		26,911,817		43,479,691		2,313,102		84,732,928
Lease liabilities		609		33,862		58,736		232,067		619,002		26,140		970,416
Other financial liabilities		754,678		28,772,873		142,050		486,329		1,127,692		164,919		31,448,541

	~~W~~	233,172,423	~~W~~	94,448,458	~~W~~	70,842,062	~~W~~	191,673,742	~~W~~	84,235,174	~~W~~	4,828,925	~~W~~	679,200,784

Off-balance sheet items
Commitments [4]	~~W~~	213,477,156	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	213,477,156
Acceptances and guarantees contracts [5]		15,503,443		—		—		—		—		—		15,503,443
Financial guarantee contracts [5]		7,209,320		—		—		—		—		—		7,209,320

	~~W~~	236,189,919	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	236,189,919

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Unutilized amounts under commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under payment guarantee contracts and financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.4 Market Risk

4.4.1 Concept

Market risk refers to the risk of loss arising from fluctuations in market factors such as interest rates, stock prices, and exchange rates, and it arises from securities, derivative financial instruments, and similar exposures. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages market risk separately for those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group. However, insurance companies that are engaged in the insurance business are not subject to these guidelines and are monitored by setting internal capital limits for market risk and interest rate risk based on K-ICS.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs

	Retail banking	Loans, deposit products, and other related financial services to individuals and households

	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segments for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)
	2026
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	2,747,234	~~W~~	2,280,172	~~W~~	314,627	~~W~~	5,342,033	~~W~~	1,986,466	~~W~~	790,374	~~W~~	1,012,941	~~W~~	243,469	~~W~~	732,246	~~W~~	—	~~W~~	10,107,529
Intersegment net operating revenues (expenses)		(328,412)		—		763,330		434,918		(133,380)		(34,588)		(33,489)		5,836		246,729		(486,026)		—

		2,418,822		2,280,172		1,077,957		5,776,951		1,853,086		755,786		979,452		249,305		978,975		(486,026)		10,107,529

Net interest income (expenses)		2,814,885		2,008,682		688,376		5,511,943		311,847		(36,651)		763,179		(66,579)		196,298		(201,777)		6,478,260
Interest income		5,393,937		3,718,224		1,713,619		10,825,780		923,559		571,216		1,145,045		369,641		721,993		(45,405)		14,511,829
Interest expense		(2,579,052)		(1,709,542)		(1,025,243)		(5,313,837)		(611,712)		(607,867)		(381,866)		(436,220)		(525,695)		(156,372)		(8,033,569)
Net fee and commission income (expenses)		252,457		324,977		203,330		780,764		1,150,657		(16,498)		372,124		17,298		682,581		(25,681)		2,961,245
Fee and commission income		344,206		400,406		253,914		998,526		1,401,247		5,739		880,458		22,184		759,397		(163,357)		3,904,194
Fee and commission expense		(91,749)		(75,429)		(50,584)		(217,762)		(250,590)		(22,237)		(508,334)		(4,886)		(76,816)		137,676		(942,949)
Net insurance income		—		—		—		—		—		499,321		2,774		230,810		—		22,811		755,716
Insurance income		—		—		—		—		—		5,860,586		6,259		556,443		—		(23,534)		6,399,754
Insurance expense		—		—		—		—		—		(5,361,265)		(3,485)		(325,633)		—		46,345		(5,644,038)
Net gains (losses) on financial instruments at fair value through profit or loss		(23,236)		—		136,278		113,042		295,325		216,863		230		1,975,619		205,075		(220,409)		2,585,745
Net other insurance finance income (expenses)		—		—		—		—		—		37,560		—		(2,034,145)		—		—		(1,996,585)
Net other operating income (expenses)		(625,284)		(53,487)		49,973		(628,798)		95,257		55,191		(158,855)		126,302		(104,979)		(60,970)		(676,852)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2026
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
General and administrative expenses	~~W~~	(920,103)	~~W~~	(919,573)	~~W~~	(433,869)	~~W~~	(2,273,545)	~~W~~	(753,255)	~~W~~	(74,586)	~~W~~	(285,574)	~~W~~	(82,721)	~~W~~	(265,223)	~~W~~	80,503	~~W~~	(3,654,401)
Operating income (expenses) before provision for credit losses		1,498,719		1,360,599		644,088		3,503,406		1,099,831		681,200		693,878		166,584		713,752		(405,523)		6,453,128
Reversal (provision) of credit losses		(243,520)		(128,507)		(994)		(373,021)		(49,838)		(16,135)		(393,619)		(1,469)		(179,225)		293		(1,013,014)
Net operating income (expenses)		1,255,199		1,232,092		643,094		3,130,385		1,049,993		665,065		300,259		165,115		534,527		(405,230)		5,440,114
Share of profit (loss) of associates and joint ventures		—		—		14,516		14,516		7,595		1,321		64		(225)		5,512		7,134		35,917
Net other non-operating income (expenses)		(1,352)		—		(116,748)		(118,100)		18,690		(306)		(3,444)		5,941		3,369		(18,283)		(112,133)
Segment profit (loss) before income tax expense		1,253,847		1,232,092		540,862		3,026,801		1,076,278		666,080		296,879		170,831		543,408		(416,379)		5,363,898
Income tax benefit (expense)		(310,466)		(319,636)		(172,457)		(802,559)		(277,965)		(187,126)		(73,805)		(29,266)		(39,300)		(26,900)		(1,436,921)

Profit (loss) for the period	~~W~~	943,381	~~W~~	912,456	~~W~~	368,405	~~W~~	2,224,242	~~W~~	798,313	~~W~~	478,954	~~W~~	223,074	~~W~~	141,565	~~W~~	504,108	~~W~~	(443,279)	~~W~~	3,926,977

Profit (loss) attributable to shareholders of the Parent Company		943,082		912,456		369,864		2,225,402		796,291		478,792		218,931		141,565		503,476		(479,867)		3,884,590
Profit (loss) attributable to non-controlling interests		299		—		(1,459)		(1,160)		2,022		162		4,143		—		632		36,588		42,387
Total assets *		257,136,534		183,715,365		186,019,169		626,871,068		102,789,277		44,637,350		31,284,994		35,190,078		68,414,870		(42,298,432)		866,889,205
Total liabilities *		255,503,338		209,462,940		123,131,332		588,097,610		94,579,381		38,380,894		25,584,927		32,324,608		30,289,730		(5,069,767)		804,187,383

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2025
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	2,348,693	~~W~~	1,952,609	~~W~~	1,495,731	~~W~~	5,797,033	~~W~~	1,056,129	~~W~~	685,033	~~W~~	1,007,830	~~W~~	195,742	~~W~~	350,201	~~W~~	—	~~W~~	9,091,968
Intersegment net operating revenues (expenses)		75,071		—		(127,556)		(52,485)		1,997		142,160		(56,780)		32,924		365,564		(433,380)		—

		2,423,764		1,952,609		1,368,175		5,744,548		1,058,126		827,193		951,050		228,666		715,765		(433,380)		9,091,968

Net interest income (expenses)		2,917,852		1,748,931		537,545		5,204,328		324,377		(16,671)		823,059		(54,003)		295,860		(208,259)		6,368,691
Interest income		5,682,047		3,780,657		1,617,398		11,080,102		886,098		488,355		1,218,722		340,593		770,001		(44,297)		14,739,574
Interest expense		(2,764,195)		(2,031,726)		(1,079,853)		(5,875,774)		(561,721)		(505,026)		(395,663)		(394,596)		(474,141)		(163,962)		(8,370,883)
Net fee and commission income (expenses)		225,125		161,294		185,673		572,092		410,418		(20,321)		343,915		5,174		683,335		(28,629)		1,965,984
Fee and commission income		321,168		230,094		242,730		793,992		531,950		2,789		860,879		9,887		756,761		(179,059)		2,777,199
Fee and commission expense		(96,043)		(68,800)		(57,057)		(221,900)		(121,532)		(23,110)		(516,964)		(4,713)		(73,426)		150,430		(811,215)
Net insurance income		—		—		—		—		—		561,428		3,557		246,454		—		38,450		849,889
Insurance income		—		—		—		—		—		5,655,497		7,004		504,814		—		(22,901)		6,144,414
Insurance expense		—		—		—		—		—		(5,094,069)		(3,447)		(258,360)		—		61,351		(5,294,525)
Net gains (losses) on financial instruments at fair value through profit or loss		(28,795)		—		602,837		574,042		307,683		264,836		830		564,997		388,006		11,969		2,112,363
Net other insurance finance income (expenses)		—		—		—		—		—		5,212		—		(418,502)		—		(1)		(413,291)
Net other operating income (expenses)		(690,418)		42,384		42,120		(605,914)		15,648		32,709		(220,311)		(115,454)		(651,436)		(246,910)		(1,791,668)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2025
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(911,607)	~~W~~	(881,637)	~~W~~	(385,370)	~~W~~	(2,178,614)	~~W~~	(537,210)	~~W~~	(73,913)	~~W~~	(291,431)	~~W~~	(79,642)	~~W~~	(252,977)	~~W~~	58,526	~~W~~	(3,355,261)
Operating income before provision for credit losses		1,512,157		1,070,972		982,805		3,565,934		520,916		753,280		659,619		149,024		462,788		(374,854)		5,736,707
Reversal (provision) of credit losses		(497,430)		(117,084)		(6,086)		(620,600)		(81,982)		1,265		(418,857)		(1,109)		(180,462)		(8,963)		(1,310,708)
Net operating income (expenses)		1,014,727		953,888		976,719		2,945,334		438,934		754,545		240,762		147,915		282,326		(383,817)		4,425,999
Share of profit (loss) of associates and joint ventures		—		—		4,795		4,795		(7,957)		1,164		601		(334)		3,541		8,451		10,261
Net other non-operating income (expenses)		(2,619)		—		(36,262)		(38,881)		25,831		1,615		(2,813)		3,580		236,393		(12,238)		213,487
Segment profit (loss) before income tax expense		1,012,108		953,888		945,252		2,911,248		456,808		757,324		238,550		151,161		522,260		(387,604)		4,649,747
Income tax benefit (expense)		(265,990)		(228,906)		(246,512)		(741,408)		(117,179)		(198,873)		(56,790)		(34,684)		(63,081)		8,970		(1,203,045)

Profit (loss) for the period	~~W~~	746,118	~~W~~	724,982	~~W~~	698,740	~~W~~	2,169,840	~~W~~	339,629	~~W~~	558,451	~~W~~	181,760	~~W~~	116,477	~~W~~	459,179	~~W~~	(378,634)	~~W~~	3,446,702

Profit (loss) attributable to shareholders of the Parent Company		737,223		724,982		725,400		2,187,605		338,865		558,141		181,269		116,477		458,335		(404,999)		3,435,693
Profit (loss) attributable to non-controlling interests		8,895		—		(26,660)		(17,765)		764		310		491		—		844		26,365		11,009
Total assets *		244,324,619		182,734,005		157,876,343		584,934,967		76,461,426		45,377,597		30,235,710		35,585,902		66,608,064		(41,280,633)		797,923,033
Total liabilities *		227,897,241		217,055,771		101,026,314		545,979,326		69,572,471		39,725,458		24,597,933		32,795,927		28,844,053		(4,422,124)		737,093,044

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions as of December 31, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)
	2026		2025
Banking service	~~W~~	5,342,033	~~W~~	5,797,033
Securities service		1,986,466		1,056,129
Non-life insurance service		790,374		685,033
Credit card service		1,012,941		1,007,830
Life insurance service		243,469		195,742
Others		732,246		350,201

	~~W~~	10,107,529	~~W~~	9,091,968

5.2.2 Geographical information

Geographical net operating revenues from external for the six-month periods ended June 30, 2026 and 2025, and major non-current assets as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)
	Net operating revenues from external customers				Major non-current assets
	2026		2025		June 30, 2026		December 31, 2025
Domestic	~~W~~	9,321,382	~~W~~	8,304,994	~~W~~	9,110,053	~~W~~	8,977,713
United States		50,722		35,535		31,942		31,788
New Zealand		(870)		1,351		502		597
China		80,065		83,415		23,161		22,657
Cambodia		366,106		360,338		98,748		96,493
United Kingdom		38,067		32,880		10,995		10,572
Indonesia		145,549		145,369		455,852		466,781
Others		106,508		128,086		28,718		29,490
Consolidation adjustments		—		—		335,294		331,317

	~~W~~	10,107,529	~~W~~	9,091,968	~~W~~	10,095,265	~~W~~	9,967,408

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	44,618,344	~~W~~	44,618,045
Financial assets at fair value through profit or loss:		100,468,179		100,468,179
Due from financial institutions		63,347		63,347
Debt securities		84,972,392		84,972,392
Equity securities		13,526,320		13,526,320
Loans		1,504,468		1,504,468
Others		401,652		401,652
Derivatives held for trading		12,373,751		12,373,751
Derivatives held for hedging		593,737		593,737
Loans measured at amortized cost		505,398,999		504,214,640
Securities measured at amortized cost		39,512,672		38,565,657
Financial assets at fair value through other comprehensive income:		97,686,192		97,686,192
Debt securities		90,324,660		90,324,660
Equity securities		5,192,114		5,192,114
Loans		2,169,418		2,169,418
Other financial assets		46,522,150		46,522,150

	~~W~~	847,174,024	~~W~~	845,042,351

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,654,317	~~W~~	3,654,317
Financial liabilities designated at fair value through profit or loss		7,872,332		7,872,332
Derivatives held for trading		12,165,105		12,165,105
Derivatives held for hedging		1,226,048		1,226,048
Deposits		486,343,528		485,994,816
Borrowings		77,907,732		77,767,778
Debentures		80,462,793		79,732,371
Other financial liabilities		74,446,950		74,446,950

	~~W~~	744,078,805	~~W~~	742,859,717

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	34,776,877	~~W~~	34,775,543
Financial assets at fair value through profit or loss:		89,862,530		89,862,530
Due from financial institutions		64,438		64,438
Debt securities		80,553,348		80,553,348
Equity securities		7,601,453		7,601,453
Loans		1,231,012		1,231,012
Others		412,279		412,279
Derivatives held for trading		7,748,371		7,748,371
Derivatives held for hedging		429,685		429,685
Loans measured at amortized cost		491,978,044		493,706,126
Securities measured at amortized cost		35,067,192		34,483,439
Financial assets at fair value through other comprehensive income:		99,919,485		99,919,485
Debt securities		93,312,419		93,312,419
Equity securities		4,611,983		4,611,983
Loans		1,995,083		1,995,083
Other financial assets		19,069,696		19,069,696

	~~W~~	778,851,880	~~W~~	779,994,875

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,339,572	~~W~~	3,339,572
Financial liabilities designated at fair value through profit or loss		7,981,018		7,981,018
Derivatives held for trading		7,687,305		7,687,305
Derivatives held for hedging		546,984		546,984
Deposits		462,397,026		462,628,538
Borrowings		70,728,396		70,659,088
Debentures		80,049,270		80,201,757
Other financial liabilities		40,469,257		40,469,257

	~~W~~	673,198,828	~~W~~	673,513,519

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of listed stocks and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Fair value of loans is determined using DCF Model by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	40,098,513	~~W~~	37,481,125	~~W~~	22,888,541	~~W~~	100,468,179
Due from financial institutions		—		—		63,347		63,347
Debt securities		28,195,383		37,292,190		19,484,819		84,972,392
Equity securities		11,501,478		188,935		1,835,907		13,526,320
Loans		—		—		1,504,468		1,504,468
Others		401,652		—		—		401,652
Derivatives held for trading		166,623		11,986,285		220,843		12,373,751
Derivatives held for hedging		—		593,737		—		593,737
Financial assets at fair value through other comprehensive income:		46,679,244		49,106,111		1,900,837		97,686,192
Debt securities		46,162,493		44,162,167		—		90,324,660
Equity securities		516,751		2,774,526		1,900,837		5,192,114
Loans		—		2,169,418		—		2,169,418

	~~W~~	86,944,380	~~W~~	99,167,258	~~W~~	25,010,221	~~W~~	211,121,859

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,654,317	~~W~~	—	~~W~~	—	~~W~~	3,654,317
Financial liabilities designated at fair value through profit or loss		505,842		1,430,622		5,935,868		7,872,332
Derivatives held for trading		666,976		11,073,217		424,912		12,165,105
Derivatives held for hedging		—		1,226,048		—		1,226,048

	~~W~~	4,827,135	~~W~~	13,729,887	~~W~~	6,360,780	~~W~~	24,917,802

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	32,165,510	~~W~~	35,812,155	~~W~~	21,884,865	~~W~~	89,862,530
Due from financial institutions		—		—		64,438		64,438
Debt securities		26,010,266		35,590,894		18,952,188		80,553,348
Equity securities		5,742,965		221,261		1,637,227		7,601,453
Loans		—		—		1,231,012		1,231,012
Others		412,279		—		—		412,279
Derivatives held for trading		174,420		7,360,773		213,178		7,748,371
Derivatives held for hedging		—		429,685		—		429,685
Financial assets at fair value through other comprehensive income:		49,129,214		48,982,122		1,808,149		99,919,485
Debt securities		48,548,227		44,764,192		—		93,312,419
Equity securities		580,987		2,222,847		1,808,149		4,611,983
Loans		—		1,995,083		—		1,995,083

	~~W~~	81,469,144	~~W~~	92,584,735	~~W~~	23,906,192	~~W~~	197,960,071

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,339,572	~~W~~	—	~~W~~	—	~~W~~	3,339,572
Financial liabilities designated at fair value through profit or loss		507,900		1,391,155		6,081,963		7,981,018
Derivatives held for trading		226,234		7,036,258		424,813		7,687,305
Derivatives held for hedging		—		546,984		—		546,984

	~~W~~	4,073,706	~~W~~	8,974,397	~~W~~	6,506,776	~~W~~	19,554,879

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	37,481,125
Debt securities		37,292,190	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, Net Asset Value Method, Binomial Model, and others	Contractual cash flows, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		188,935	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		11,986,285	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Volatility, Foreign exchange rate, Discount rate, Credit spread, and others
Derivatives held for hedging		593,737	DCF Model, Closed Form, FDM	Contractual cash flows, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate, and others
Financial assets at fair value through other comprehensive income:		49,106,111
Debt securities		44,162,167	DCF Model, Option Model, Hull-White Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		2,774,526	DCF Model	Interest rate, Discount rate, and others
Loans		2,169,418	DCF Model	Discount rate

	~~W~~	99,167,258

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,430,622	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		11,073,217	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Volatility, Foreign exchange rate, Discount rate, Credit spread, and others
Derivatives held for hedging		1,226,048	DCF Model, Closed Form, FDM	Contractual cash flows, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate and others

	~~W~~	13,729,887

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	35,812,155
Debt securities		35,590,894	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, Net Asset Value Method, Binomial Model, and others	Contractual cash flows, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		221,261	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		7,360,773	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		429,685	DCF Model, Closed Form, FDM	Contractual cash flows, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate, and others
Financial assets at fair value through other comprehensive income:		48,982,122
Debt securities		44,764,192	DCF Model, Option Model, Hull-White Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		2,222,847	DCF Model	Interest rate, Discount rate, and others
Loans		1,995,083	DCF Model	Discount rate

	~~W~~	92,584,735

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,391,155	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		7,036,258	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, and others	Price of underlying asset, Interest rate, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		546,984	DCF Model, Closed Form, FDM	Contractual cash flows, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	~~W~~	8,974,397

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,899,856	~~W~~	39,217,129	~~W~~	2,501,060	~~W~~	44,618,045
Loans measured at amortized cost [1]		—		67,972		504,146,668		504,214,640
Securities measured at amortized cost [2]		3,110,450		35,394,004		61,203		38,565,657
Other financial assets [2]		—		—		46,522,150		46,522,150

	~~W~~	6,010,306	~~W~~	74,679,105	~~W~~	553,231,081	~~W~~	633,920,492

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	211,896,771	~~W~~	274,098,045	~~W~~	485,994,816
Borrowings [3]		—		3,188,750		74,579,028		77,767,778
Debentures		—		68,863,184		10,869,187		79,732,371
Other financial liabilities [2]		—		—		74,446,950		74,446,950

	~~W~~	—	~~W~~	283,948,705	~~W~~	433,993,210	~~W~~	717,941,915

(In millions of Korean won)	December 31, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,443,177	~~W~~	30,509,973	~~W~~	1,822,393	~~W~~	34,775,543
Loans measured at amortized cost		—		78,800		493,627,326		493,706,126
Securities measured at amortized cost [2]		3,728,583		30,729,485		25,371		34,483,439
Other financial assets [2]		—		—		19,069,696		19,069,696

	~~W~~	6,171,760	~~W~~	61,318,258	~~W~~	514,544,786	~~W~~	582,034,804

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	189,727,760	~~W~~	272,900,778	~~W~~	462,628,538
Borrowings [3]		—		3,063,522		67,595,566		70,659,088
Debentures		—		70,382,029		9,819,728		80,201,757
Other financial liabilities [2]		—		—		40,469,257		40,469,257

	~~W~~	—	~~W~~	263,173,311	~~W~~	390,785,329	~~W~~	653,958,640

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]	Borrowings of ~~W~~ 2,569 million and ~~W~~ 731 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of June 30, 2026 and December 31, 2025, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Fair value		Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	~~W~~	35,394,004	DCF Model, Monte Carlo Simulation	Discount rate, Interest rate

	~~W~~	35,394,004

Financial liabilities
Borrowings	~~W~~	3,186,181	DCF Model	Discount rate
Debentures		68,863,184	DCF Model	Discount rate

	~~W~~	72,049,365

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	78,800	DCF Model	Discount rate
Securities measured at amortized cost		30,729,485	DCF Model, Monte Carlo Simulation	Discount rate, Interest rate

	~~W~~	30,808,285

Financial liabilities
Borrowings	~~W~~	3,062,791	DCF Model	Discount rate
Debentures		70,382,029	DCF Model	Discount rate

	~~W~~	73,444,820

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	June 30, 2026
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,501,060	DCF Model	Credit spread, Other spread, Interest rate, Discount rate
Loans measured at amortized cost		504,146,668	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate, Discount rate, and others

	~~W~~	506,647,728

Financial liabilities
Deposits	~~W~~	274,098,045	DCF Model	Other spread, Prepayment rate, Interest rate, Discount rate
Borrowings		74,579,028	DCF Model	Other spread, Contractual cash flows, Discount rate, Interest rate
Debentures		10,869,187	DCF Model	Contractual cash flows, Discount rate, and others

	~~W~~	359,546,260

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,822,393	DCF Model	Credit spread, Other spread, Interest rate, Discount rate
Loans measured at amortized cost		493,627,326	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate, Discount rate, and others

	~~W~~	495,449,719

Financial liabilities
Deposits	~~W~~	272,900,778	DCF Model	Other spread, Prepayment rate, Interest rate, Discount rate
Borrowings		67,595,566	DCF Model	Other spread, Contractual cash flows, Discount rate, Interest rate
Debentures		9,819,728	DCF Model	Contractual cash flows, Discount rate, and others

	~~W~~	350,316,072

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	64,438	~~W~~	20,589,415	~~W~~	1,231,012	~~W~~	1,808,149	~~W~~	(6,081,963)	~~W~~	(211,635)
Total gains or losses:
Profit or loss		(1,091)		492,172		27,241		—		(179,821)		(22,883)
Other comprehensive income (loss)		—		—		—		(1,600)		4,583		—
Purchases		—		2,747,976		1,083,695		124,288		—		—
Sales		—		(2,494,011)		(837,480)		(30,000)		—		(127)
Issuances		—		—		—		—		(1,555,942)		(1,266)
Settlements		—		—		—		—		1,877,275		31,842
Transfers into Level 3 *		—		1,861		—		—		—		—
Transfers out of Level 3 *		—		(16,687)		—		—		—		—

Ending	~~W~~	63,347	~~W~~	21,320,726	~~W~~	1,504,468	~~W~~	1,900,837	~~W~~	(5,935,868)	~~W~~	(204,069)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	59,838	~~W~~	18,879,482	~~W~~	1,187,764	~~W~~	1,499,987	~~W~~	(6,172,518)	~~W~~	(346,521)
Total gains or losses:
Profit or loss		6,231		(109,284)		2,542		—		(176,903)		48,556
Other comprehensive income (loss)		—		(1)		—		67,983		(9,038)		—
Purchases		—		2,494,889		1,584,395		90,582		—		11
Sales		—		(1,926,841)		(1,755,596)		(23,047)		—		(38)
Issuances		—		—		—		—		(1,318,755)		(4,450)
Settlements		—		—		—		—		1,580,078		60,538
Transfers into Level 3 *		—		8,978		—		—		—		—
Transfers out of Level 3 *		—		(79,290)		—		(7,791)		—		(4,410)

Ending	~~W~~	66,069	~~W~~	19,267,933	~~W~~	1,019,105	~~W~~	1,627,714	~~W~~	(6,097,136)	~~W~~	(246,314)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, the amounts recognized in profit or loss and the gains or losses related to financial assets and financial liabilities held at the end of the reporting period are presented in the consolidated statement of comprehensive income as follows:

(In millions of Korean won)

	2026						2025
	Net gains (losses) on financial instruments at fair value through profit or loss		Net Other operating income (expenses)		Net interest income		Net gains (losses) on financial instruments at fair value through profit or loss		Net Other operating income (expenses)		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	63,396	~~W~~	252,222	~~W~~	—	~~W~~	(19,358)	~~W~~	(209,500)	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		92,732		243,932		—		34,999		(187,141)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	63,347	Hull-white Model	Volatility	0.65	The higher the volatility, the higher the fair value fluctuation
Debt securities		19,484,819	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Income Approach, Market Value Approach, and others	Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.65 ~ 92.49	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.48 ~ 18.93	The lower the discount rate, the higher the fair value
				Volatility of Stock price	10.00 ~ 56.79	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-56.77 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	0.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,835,907

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	8.01 ~ 18.10	The lower the discount rate, the higher the fair value
				Volatility	0.52 ~ 87.00	The higher the volatility, the higher the fair value fluctuation
Loans		1,504,468	DCF Model	Discount rate	3.75 ~ 9.61	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)	June 30, 2026
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	185,417	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	0.68 ~ 95.75	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-56.77 ~ 76.78	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		35,426	DCF Model, Hull-White Model, Monte Carlo Simulation, Closed Form	Volatility	0.68 ~ 9.58	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	16.85 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,900,837	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, Tree Model, Monte Carlo Simulation, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Discount rate	6.72 ~ 18.06	The lower the discount rate, the higher the fair value
				Volatility	0.65 ~ 43.81	The higher the volatility, the higher the fair value fluctuation

	~~W~~	25,010,221

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)	June 30, 2026
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	5,935,868	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, Net Asset Value Method, and others	Volatility of underlying asset	0.63 ~ 84.92	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-56.77 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		31,166	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, Net Asset Value Method, and others	Volatility of underlying asset	0.68 ~ 84.92	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-56.77 ~ 76.78	The higher the correlation coefficient, the higher the fair value fluctuation
Others		393,746	DCF Model, Hull-White Model, Monte Carlo Simulation, Closed Form	Volatility of underlying asset	0.63 ~ 24.09	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-24.76 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	6,360,780

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	64,438	Hull-white Model	Volatility	0.50	The higher the volatility, the higher the fair value fluctuation
Debt securities		18,952,188	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Income Approach, Market Value Approach, and others	Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.50 ~ 63.60	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.86 ~ 12.88	The lower the discount rate, the higher the fair value
				Volatility of Stock price	10.00 ~ 34.17	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.80 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	0.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,637,227

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	7.22 ~ 14.92	The lower the discount rate, the higher the fair value
				Volatility	0.46 ~ 78.10	The higher the volatility, the higher the fair value fluctuation
Loans		1,231,012	DCF Model	Discount rate	5.27 ~ 8.93	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	191,383	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	3.00 ~ 59.38	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.80 ~ 74.14	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		21,795	DCF Model, Hull-White Model, Monte Carlo Simulation, Closed Form	Volatility	0.54 ~ 0.80	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	14.91 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,808,149	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Approach, Tree Model, Monte Carlo Simulation, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	4.82 ~ 17.33	The lower the discount rate, the higher the fair value
				Volatility	0.50 ~ 26.47	The higher the volatility, the higher the fair value fluctuation

	~~W~~	23,906,192

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	6,081,963	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-White Model, Net Asset Value Method, and others	Volatility of underlying asset	0.54 ~ 60.16	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.80 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		45,370	DCF Model, Closed Form, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Net Asset Value Method, and others	Volatility of underlying asset	22.48 ~ 60.16	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.80 ~ 74.14	The higher the correlation coefficient, the higher the fair value fluctuation
Others		379,443	DCF Model, Hull-White Model, Monte Carlo Simulation, Closed Form	Discount rate	3.20	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	0.54 ~ 23.36	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-24.89 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	6,506,776

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) loans, equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities, equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	17	~~W~~	(17)	~~W~~	—	~~W~~	—
Debt securities [4]		122,377		(121,178)		—		—
Equity securities [3]		46,794		(33,023)		—		—
Loans [5]		5,596		(5,289)		—		—
Derivatives held for trading [2]		12,226		(12,426)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		30,178		(20,641)

	~~W~~	187,010	~~W~~	(171,933)	~~W~~	30,178	~~W~~	(20,641)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	20,496	~~W~~	(19,585)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		18,497		(18,901)		—		—

	~~W~~	38,993	~~W~~	(38,486)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2025
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	11	~~W~~	(11)	~~W~~	—	~~W~~	—
Debt securities [4]		108,191		(107,444)		—		—
Equity securities [3]		38,454		(24,736)		—		—
Loans [5]		4,467		(3,416)		—		—
Derivatives held for trading [2]		6,820		(7,209)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		57,358		(38,779)

	~~W~~	157,943	~~W~~	(142,816)	~~W~~	57,358	~~W~~	(38,779)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	14,921	~~W~~	(13,977)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		9,346		(10,111)		—		—

	~~W~~	24,267	~~W~~	(24,088)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value, growth rate by ±1%p and volatility of underlying asset by ±1%p or ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ±3% or ± 10%.
[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (-1%p~1%p).
[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.2.4 Valuation gains and losses on transaction day

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred valuation gains and losses on transaction day for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Balance at the beginning of the period	~~W~~	32,734	~~W~~	12,140
New transactions		34,413		39,629
Changes during the period		(30,545)		(20,126)

Balance at the end of the period	~~W~~	36,602	~~W~~	31,643

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	June 30, 2026
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	44,618,344	~~W~~	—	~~W~~	44,618,344
Financial assets at fair value through profit or loss		100,468,179		—		—		—		—		100,468,179
Derivative financial assets		12,373,751		—		—		—		593,737		12,967,488
Loans measured at amortized cost		—		—		—		505,398,999		—		505,398,999
Financial investments		—		92,494,078		5,192,114		39,512,672		—		137,198,864
Other financial assets		—		—		—		46,522,150		—		46,522,150

	~~W~~	112,841,930	~~W~~	92,494,078	~~W~~	5,192,114	~~W~~	636,052,165	~~W~~	593,737	~~W~~	847,174,024

(In millions of Korean won)

	June 30, 2026
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,654,317	~~W~~	7,872,332	~~W~~	—	~~W~~	—	~~W~~	11,526,649
Derivative financial liabilities		12,165,105		—		—		1,226,048		13,391,153
Deposits		—		—		486,343,528		—		486,343,528
Borrowings		—		—		77,907,732		—		77,907,732
Debentures		—		—		80,462,793		—		80,462,793
Other financial liabilities *		—		—		74,446,950		—		74,446,950

	~~W~~	15,819,422	~~W~~	7,872,332	~~W~~	719,161,003	~~W~~	1,226,048	~~W~~	744,078,805

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)

	December 31, 2025
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	34,776,877	~~W~~	—	~~W~~	34,776,877
Financial assets at fair value through profit or loss		89,862,530		—		—		—		—		89,862,530
Derivative financial assets		7,748,371		—		—		—		429,685		8,178,056
Loans measured at amortized cost		—		—		—		491,978,044		—		491,978,044
Financial investments		—		95,307,502		4,611,983		35,067,192		—		134,986,677
Other financial assets		—		—		—		19,069,696		—		19,069,696

	~~W~~	97,610,901	~~W~~	95,307,502	~~W~~	4,611,983	~~W~~	580,891,809	~~W~~	429,685	~~W~~	778,851,880

(In millions of Korean won)

	December 31, 2025
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,339,572	~~W~~	7,981,018	~~W~~	—	~~W~~	—	~~W~~	11,320,590
Derivative financial liabilities		7,687,305		—		—		546,984		8,234,289
Deposits		—		—		462,397,026		—		462,397,026
Borrowings		—		—		70,728,396		—		70,728,396
Debentures		—		—		80,049,270		—		80,049,270
Other financial liabilities *		—		—		40,469,257		—		40,469,257

	~~W~~	11,026,877	~~W~~	7,981,018	~~W~~	653,643,949	~~W~~	546,984	~~W~~	673,198,828

*	Other financial liabilities include lease liabilities that are not included in the category of financial instruments measured at amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of June 30, 2026	June 30, 2026		December 31, 2025
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	~~W~~	13,653,862	~~W~~	13,939,438
	Due from banks	KEB Hana Bank and others	0.00 ~ 4.00		5,131,301		4,141,440
	Due from others	Korea Securities Finance Corporation and others	0.00 ~ 2.90		4,345,689		1,696,282

					23,130,852		19,777,160

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 4.75		14,506,688		9,115,862
	Time deposits in foreign currencies	Shinhan Bank Japan and others	0.00 ~ 10.25		421,542		405,700
	Due from others	Korea Securities Depository (KSD) and others	0.00 ~ 6.40		3,995,890		3,270,336
					18,924,120		12,791,898

				~~W~~	42,054,972	~~W~~	32,569,058

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)		Financial institutions	June 30, 2026		December 31, 2025		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~	13,653,862	~~W~~	13,939,438	Bank of Korea Act
	Due from banks	KEB Hana Bank and others		195,097		130,640	Pledges and others
	Due from others	Korea Securities Finance Corporation and others		4,189,254		1,630,914	Derivatives margin account and others

				18,038,213		15,700,992

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others		10,176,915		3,392,616	Bank of Korea Act and others
	Time deposits in foreign currencies	BANK OF COMMUNICATIONS CO., LTD. (New York branch) and others		88,424		81,983	Bank Act of the State of New York and others
	Due from others	Korea Securities Depository (KSD) and others		3,702,954		3,002,267	Derivatives margin account and others

				13,968,293		6,476,866

			~~W~~	32,006,506	~~W~~	22,177,858

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

7.3 Changes in allowances for credit losses of due from financial institutions for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	1,350	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision for credit losses		1,347		—		—
Others		4		—		—

Ending	~~W~~	2,701	~~W~~	—	~~W~~	—

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	1,572	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Reversal of credit losses		(6)		—		—
Others		(78)		—		—

Ending	~~W~~	1,488	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

8.1 Details of derivative financial instruments held for trading as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	June 30, 2026						December 31, 2025
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	20,966,889	~~W~~	2,235,724	~~W~~	1,120,493	~~W~~	24,101,504	~~W~~	963,680	~~W~~	629,846
Futures*		4,787,804		865		394		5,703,719		458		1,340
Swaps		268,041,799		897,661		820,036		266,475,478		447,025		632,389
Options		6,130,891		197,445		207,717		6,376,000		185,054		149,207

		299,927,383		3,331,695		2,148,640		302,656,701		1,596,217		1,412,782

Currency
Forwards		179,151,805		5,604,701		3,041,185		137,979,537		3,320,819		1,774,894
Futures*		594,037		1,557		25		825,744		728		20
Swaps		70,049,896		2,677,593		5,421,432		70,367,044		2,316,840		3,679,947
Options		2,111,205		16,263		22,191		1,741,288		10,700		11,361

		251,906,943		8,300,114		8,484,833		210,913,613		5,649,087		5,466,222

Stock and index
Forwards		228,382		7,949		—		—		—		—
Futures*		9,487,071		711		11,575		3,577,413		396		6,881
Swaps		10,282,095		440,163		732,204		6,129,959		237,117		380,095
Options		3,991,972		198,377		496,016		2,518,452		209,753		162,989

		23,989,520		647,200		1,239,795		12,225,824		447,266		549,965

Credit
Swaps		6,499,499		39,569		27,212		5,265,645		35,971		26,470

		6,499,499		39,569		27,212		5,265,645		35,971		26,470

Commodity
Futures*		73,059		332		6,377		81,631		1,056		1,949
Swaps		544,482		45,376		44,853		568,778		10,572		10,185
Options		36,432		20		20		101,737		3,072		3,109

		653,973		45,728		51,250		752,146		14,700		15,243

Others		1,225,102		9,445		213,375		824,241		5,130		216,623

	~~W~~	584,202,420	~~W~~	12,373,751	~~W~~	12,165,105	~~W~~	532,638,170	~~W~~	7,748,371	~~W~~	7,687,305

*	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	4,074,553	~~W~~	1,999,905	~~W~~	1,189,685	~~W~~	1,086,919	~~W~~	712,876	~~W~~	555,713	~~W~~	9,619,651
Average price condition (%)		3.76		2.96		4.93		3.14		3.10		3.39		3.56
Average price condition (USD/KRW)		1,410.04		1,448.13		1,413.70		—		—		—		1,415.44
Average price condition (EUR/KRW)		1,552.05		—		—		—		—		—		1,552.05
Average price condition (AUD/KRW)		939.48		1,050.00		—		—		—		—		946.54
Average price condition (GBP/KRW)		1,869.01		—		—		—		—		—		1,869.01
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	3,992,935	~~W~~	4,354,530	~~W~~	3,572,410	~~W~~	928,892	~~W~~	1,100,414	~~W~~	46,245	~~W~~	13,995,426
Average price condition (%)		3.09		4.34		3.42		3.20		3.65		—		3.78
Average price condition (USD/KRW)		1,346.61		1,372.58		1,442.44		1,439.49		1,437.58		1,477.67		1,401.73
Average price condition (EUR/KRW)		1,535.03		1,392.00		1,619.00		1,747.48		1,710.00		—		1,692.53
Average price condition (AUD/KRW)		1,003.50		932.60		—		—		—		—		986.45
Average price condition (CNY/KRW)		—		218.40		—		—		—		—		218.40
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	248,182	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	248,182
Average price condition (USD/KRW)		1,178.92		—		—		—		—		—		1,178.92

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,146,871	~~W~~	402,995	~~W~~	94,321	~~W~~	880,581	~~W~~	1,531,878	~~W~~	570,923	~~W~~	8,627,569
Average price condition (%)		3.67		4.31		4.85		5.92		2.96		3.73		3.86
Average price condition (USD/KRW)		1,362.39		1,356.40		—		—		—		—		1,362.03
Average price condition (EUR/KRW)		1,556.92		1,481.21		—		—		—		—		1,541.37
Average price condition (AUD/KRW)		911.05		—		—		—		—		—		911.05
Average price condition (GBP/KRW)		1,862.01		—		—		—		—		—		1,862.01
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	3,715,273	~~W~~	3,779,416	~~W~~	3,059,931	~~W~~	1,172,452	~~W~~	578,761	~~W~~	—	~~W~~	12,305,833
Average price condition (%)		3.46		4.37		3.96		3.47		—		—		3.94
Average price condition (USD/KRW)		1,264.42		1,433.62		1,344.27		1,353.74		1,411.82		—		1,351.96
Average price condition (EUR/KRW)		1,501.00		1,560.67		1,505.50		—		—		—		1,526.90
Average price condition (AUD/KRW)		896.73		932.6		—		—		—		—		905.35
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	242,498	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	242,498
Average price condition (USD/KRW)		1,173.81		—		—		—		—		—		1,173.81

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of June 30, 2026 and December 31, 2025 and changes in fair value for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)		June 30, 2026								2026
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,415,298	~~W~~	—	~~W~~	(8,480)	~~W~~	—	~~W~~	(16,255)
	Debt securities in foreign currencies		1,051,008		—		(3,544)		—		(3,906)
	Deposits in Korean won		—		189,480		—		(520)		7,385
	Deposits in foreign currencies		—		1,394,394		—		(3,652)		2,182
	Debentures in Korean won		—		2,057,927		—		(152,073)		34,698
	Debentures in foreign currencies		—		860,507		—		(33,563)		10,479

			2,466,306		4,502,308		(12,024)		(189,808)		34,583

Currency	Debt securities in foreign currencies		2,215,991		—		515,688		—		189,534

			2,215,991		—		515,688		—		189,534

		~~W~~	4,682,297	~~W~~	4,502,308	~~W~~	503,664	~~W~~	(189,808)	~~W~~	224,117

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

8.3.1 Details of fair value hedged items as of June 30, 2026 and December 31, 2025 and changes in fair value for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025								2025
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,516,538	~~W~~	—	~~W~~	(5,529)	~~W~~	—	~~W~~	4,328
	Debt securities in foreign currencies		1,285,924		—		(628)		—		28,287
	Deposits in Korean won		—		196,865		—		6,865		(10,001)
	Deposits in foreign currencies		—		1,044,993		—		(1,334)		(4,455)
	Debentures in Korean won		—		1,342,625		—		(117,375)		(23,335)
	Debentures in foreign currencies		—		809,157		—		(23,085)		(23,942)

			2,802,462		3,393,640		(6,157)		(134,929)		(29,118)

Currency	Debt securities in foreign currencies		1,539,305		—		365,464		—		(132,757)

			1,539,305		—		365,464		—		(132,757)

		~~W~~	4,341,767	~~W~~	3,393,640	~~W~~	359,307	~~W~~	(134,929)	~~W~~	(161,875)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

8.3.2 Details of derivative instruments designated as fair value hedge as of June 30, 2026 and December 31, 2025 and changes in fair value for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)
	June 30, 2026						2026
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Futures	~~W~~	156,462	~~W~~	—	~~W~~	—	~~W~~	9,815
Swaps		7,021,783		87,546		29,802		(55,225)

		7,178,245		87,546		29,802		(45,410)
Currency
Forwards		2,441,406		460		205,172		(198,277)

	~~W~~	9,619,651	~~W~~	88,006	~~W~~	234,974	~~W~~	(243,687)

	December 31, 2025						2025
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Futures	~~W~~	1,007,300	~~W~~	—	~~W~~	—	~~W~~	6,114
Swaps		5,336,065		89,917		17,610		21,808

		6,343,365		89,917		17,610		27,922
Currency
Forwards		2,284,204		4,563		107,590		93,907

	~~W~~	8,627,569	~~W~~	94,480	~~W~~	125,200	~~W~~	121,829

8.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)
	2026		2025
Hedge accounting
Interest rate	~~W~~	(10,827)	~~W~~	(1,196)
Currency		(8,743)		(38,850)

	~~W~~	(19,570)	~~W~~	(40,046)

8.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Gains (losses) on hedging instruments	~~W~~	(243,687)	~~W~~	121,829
Gains (losses) on hedged items attributable to the hedged risk		224,259		(169,607)

	~~W~~	(19,428)	~~W~~	(47,778)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of June 30, 2026 and December 31, 2025 and changes in fair value for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)

	Cash flow hedge reserve				Changes in fair value
	June 30, 2026		December 31, 2025		2026		2025
Hedge accounting
Interest rate risk	~~W~~	(626,186)	~~W~~	(102,432)	~~W~~	665,380	~~W~~	40,048
Currency risk		(16,006)		(55,080)		(95,987)		223,234

	~~W~~	(642,192)	~~W~~	(157,512)	~~W~~	569,393	~~W~~	263,282

8.4.2 Details of derivative instruments designated as cash flow hedge as of June 30, 2026 and December 31, 2025 and changes in fair value for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)

	June 30, 2026						2026
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	4,245,254	~~W~~	628	~~W~~	819,407	~~W~~	(683,383)
Swaps		3,198,670		33,658		2,907		18,065

	~~W~~	7,443,924	~~W~~	34,286	~~W~~	822,314	~~W~~	(665,318)

Currency
Swaps		6,551,502		471,445		168,760		109,499

	~~W~~	13,995,426	~~W~~	505,731	~~W~~	991,074	~~W~~	(555,819)

(In millions of Korean won)

	December 31, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	3,947,019	~~W~~	37,218	~~W~~	234,722	~~W~~	(8,400)
Swaps		2,849,228		25,753		13,343		(30,935)

	~~W~~	6,796,247	~~W~~	62,971	~~W~~	248,065	~~W~~	(39,335)

Currency
Swaps		5,509,586		272,234		170,808		(240,263)

	~~W~~	12,305,833	~~W~~	335,205	~~W~~	418,873	~~W~~	(279,598)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

8.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Gains (losses) on hedging instruments:	~~W~~	(555,819)	~~W~~	(279,598)
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		(557,842)		(283,083)
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)		2,023		3,485

8.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Other comprehensive income (loss)	~~W~~	(557,842)	~~W~~	(283,083)
Reclassification to profit or loss		(115,317)		241,977
Income tax effect		174,685		10,831

	~~W~~	(498,474)	~~W~~	(30,275)

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of June 30, 2026 and December 31, 2025 and changes in fair value for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	Foreign currency translation reserve				Changes in fair value
	June 30, 2026		December 31, 2025		2026		2025
Hedge accounting
Currency risk	~~W~~	(389,556)	~~W~~	(276,478)	~~W~~	155,970	~~W~~	(172,547)

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of June 30, 2026 and December 31, 2025 and changes in fair value for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	June 30, 2026						2026
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,911
Debentures in foreign currencies		2,346,356		—		2,346,218		(158,881)

	~~W~~	2,346,356	~~W~~	—	~~W~~	2,346,218	~~W~~	(155,970)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of June 30, 2026 and December 31, 2025 and changes in fair value for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	11,479	~~W~~	—	~~W~~	2,911	~~W~~	1,769
Debentures in foreign currencies		2,203,306		—		2,203,005		170,778

	~~W~~	2,214,785	~~W~~	—	~~W~~	2,205,916	~~W~~	172,547

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Debentures in foreign currencies	~~W~~	2,252,337	~~W~~	2,186,490

8.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Gains (losses) on hedging instruments:	~~W~~	(155,970)	~~W~~	172,547
Effective portion of gains(losses) on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(155,970)		172,547
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

8.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Other comprehensive loss	~~W~~	(155,970)	~~W~~	172,547
Reclassification to profit or loss		—		—
Income tax effect		42,892		(45,553)

	~~W~~	(113,078)	~~W~~	126,994

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

9. Loans Measured at Amortized Cost

9.1 Details of loans as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Loans measured at amortized cost	~~W~~	510,347,443	~~W~~	496,800,668
Deferred loan origination fees and costs		565,249		583,572
Less: Allowances for credit losses		(5,513,693)		(5,406,196)

	~~W~~	505,398,999	~~W~~	491,978,044

9.2 Details of loans to banks as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Loans measured at amortized cost	~~W~~	8,133,885	~~W~~	8,761,115
Less: Allowances for credit losses		(3,454)		(2,039)

	~~W~~	8,130,431	~~W~~	8,759,076

9.3 Details of loan types and customer types of loans to customers other than banks as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	197,261,060	~~W~~	221,526,964	~~W~~	—	~~W~~	418,788,024
Loans in foreign currencies		6,598,538		27,891,905		—		34,490,443
Domestic import usance bills		—		4,898,960		—		4,898,960
Off-shore funding loans		—		1,179,716		—		1,179,716
Bills bought in Korean won		—		283,550		—		283,550
Bills bought in foreign currencies		—		3,266,488		—		3,266,488
Guarantee payments under acceptances and guarantees		—		4,820		—		4,820
Credit card receivables in Korean won		—		—		23,091,500		23,091,500
Credit card receivables in foreign currencies		—		—		30,421		30,421
Bonds purchased under repurchase agreements		—		7,544,409		—		7,544,409
Privately placed bonds		—		458,588		—		458,588
Factored receivables		6,844		76,761		—		83,605
Lease receivables		466,351		84,624		—		550,975
Loans for installment credit		7,032,583		1,074,725		—		8,107,308

		211,365,376		268,291,510		23,121,921		502,778,807

Proportion (%)		42.04		53.36		4.60		100.00
Less: Allowances for credit losses		(1,578,417)		(3,195,209)		(736,613)		(5,510,239)

	~~W~~	209,786,959	~~W~~	265,096,301	~~W~~	22,385,308	~~W~~	497,268,568

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

9.3 Details of loan types and customer types of loans to customers other than banks as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	195,458,599	~~W~~	213,386,102	~~W~~	—	~~W~~	408,844,701
Loans in foreign currencies		6,139,413		26,054,287		—		32,193,700
Domestic import usance bills		—		3,576,639		—		3,576,639
Off-shore funding loans		—		959,102		—		959,102
Call loans		—		450,000		—		450,000
Bills bought in Korean won		—		1,691		—		1,691
Bills bought in foreign currencies		—		2,611,182		—		2,611,182
Guarantee payments under acceptances and guarantees		—		5,414		—		5,414
Credit card receivables in Korean won		—		—		23,103,760		23,103,760
Credit card receivables in foreign currencies		—		—		31,326		31,326
Bonds purchased under repurchase agreements		—		8,084,671		—		8,084,671
Privately placed bonds		—		390,175		—		390,175
Factored receivables		3,563		77,811		—		81,374
Lease receivables		429,444		82,883		—		512,327
Loans for installment credit		6,853,732		923,331		—		7,777,063

		208,884,751		256,603,288		23,135,086		488,623,125

Proportion (%)		42.75		52.52		4.73		100.00
Less: Allowances for credit losses		(1,500,254)		(3,187,999)		(715,904)		(5,404,157)

	~~W~~	207,384,497	~~W~~	253,415,289	~~W~~	22,419,182	~~W~~	483,218,968

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	579,327	~~W~~	272,474	~~W~~	648,453	~~W~~	935,287	~~W~~	907,707	~~W~~	1,347,044	~~W~~	185,473	~~W~~	369,576	~~W~~	160,855
Transfer between stages:
Transfer to 12-month expected credit losses		80,587		(74,454)		(6,133)		84,916		(45,336)		(39,580)		65,636		(65,448)		(188)
Transfer to lifetime expected credit losses		(67,663)		95,794		(28,131)		(80,854)		116,096		(35,242)		(23,260)		24,340		(1,080)
Impairment		(9,511)		(60,543)		70,054		(40,048)		(282,459)		322,507		(2,257)		(18,936)		21,193
Write-offs		—		(1)		(299,361)		—		(12)		(333,569)		—		—		(284,972)
Sales		(8,754)		(1,172)		(32,766)		(35)		(1,139)		(107,989)		(7)		(9,992)		(40,518)
Provision (reversal) for credit losses [1,2]		(15,530)		41,360		386,462		21,521		133,418		262,804		(11,013)		23,306		354,361
Others (exchange differences, etc.)		1,117		893		5,915		5,871		11,595		16,160		(4)		(4)		(10,448)

Ending	~~W~~	559,573	~~W~~	274,351	~~W~~	744,493	~~W~~	926,658	~~W~~	839,870	~~W~~	1,432,135	~~W~~	214,568	~~W~~	322,842	~~W~~	199,203

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	607,351	~~W~~	331,435	~~W~~	649,031	~~W~~	913,140	~~W~~	923,564	~~W~~	1,332,119	~~W~~	240,434	~~W~~	372,640	~~W~~	263,666
Transfer between stages:
Transfer to 12-month expected credit losses		89,696		(78,664)		(11,032)		159,313		(154,447)		(4,866)		41,158		(40,991)		(167)
Transfer to lifetime expected credit losses		(69,562)		96,022		(26,460)		(172,784)		212,844		(40,060)		(34,372)		35,066		(694)
Impairment		(11,085)		(80,199)		91,284		(4,381)		(149,083)		153,464		(2,714)		(17,050)		19,764
Write-offs		—		—		(331,123)		—		(3)		(312,048)		—		—		(282,357)
Sales		(807)		(1,789)		(35,403)		(43)		(2,121)		(122,782)		(1,798)		(56,068)		(89,155)
Provision (reversal) for credit losses [1,2]		(3,903)		33,526		388,148		2,961		134,344		513,119		(13,991)		73,232		331,022
Others (exchange differences, etc.)		(3,373)		(874)		(29,183)		(12,504)		(8,731)		(96,847)		(84)		(66)		(18,791)

Ending	~~W~~	608,317	~~W~~	299,457	~~W~~	695,262	~~W~~	885,702	~~W~~	956,367	~~W~~	1,422,099	~~W~~	228,633	~~W~~	366,763	~~W~~	223,288

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of debt securities (Note 11.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 17.2), provision (reversal) for credit losses of financial guarantee contracts (Note 17.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~ 251,393 million and ~~W~~ 184,905 million of collections from written-off loans for the six-month periods ended June 30, 2026 and 2025, respectively.

The amount of financial assets that the Group wrote off during the current year but is continuing recovery activities is ~~W~~ 898,855 million and ~~W~~ 925,531 million for the six-month periods ended June 30, 2026 and 2025, respectively. Also, the Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 11,799,493 million and ~~W~~ 11,292,023 million as of June 30, 2026 and December 31, 2025, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

10.2 Changes in gross carrying amount of loans for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	445,890,120	~~W~~	46,967,201	~~W~~	4,526,919
Transfer between stages:
Transfer to 12-month expected credit losses		12,244,593		(10,919,181)		(1,325,412)
Transfer to lifetime expected credit losses (not impaired)		(14,835,572)		15,131,080		(295,508)
Transfer to lifetime expected credit losses (impaired)		(1,824,149)		(2,236,809)		4,060,958
Write-offs		—		(13)		(917,902)
Sales		(1,828,461)		(65,792)		(729,111)
Net increase (decrease) (execution, repayment, and others)		18,412,664		(1,043,576)		(299,357)

Ending	~~W~~	458,059,195	~~W~~	47,832,910	~~W~~	5,020,587

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	431,753,998	~~W~~	40,940,591	~~W~~	5,010,631
Transfer between stages:
Transfer to 12-month expected credit losses		14,105,604		(14,057,376)		(48,228)
Transfer to lifetime expected credit losses (not impaired)		(25,662,599)		26,545,637		(883,038)
Transfer to lifetime expected credit losses (impaired)		(578,510)		(2,688,758)		3,267,268
Write-offs		—		(3)		(925,528)
Sales		(584,624)		(180,396)		(867,167)
Net increase (decrease) (execution, repayment, and others)		12,307,068		(2,967,068)		(554,169)

Ending	~~W~~	431,340,937	~~W~~	47,592,627	~~W~~	4,999,769

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	13,736,308	~~W~~	12,700,497
Financial bonds		12,496,986		13,649,186
Corporate bonds		8,977,294		8,116,539
Asset-backed securities		9,602		30,000
Beneficiary certificates		25,788,365		24,898,393
Derivative-linked securities		2,197,821		2,161,288
Other debt securities		21,766,016		18,997,445
Equity securities:
Stocks		13,234,277		7,258,897
Other equity securities		292,043		342,556
Loans:
Privately placed bonds		464,591		227,391
Other loans		1,039,877		1,003,621
Due from financial institutions:
Other due from financial institutions		63,347		64,438
Others		401,652		412,279

	~~W~~	100,468,179	~~W~~	89,862,530

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	43,342,949	~~W~~	43,782,588
Financial bonds		21,735,335		23,991,331
Corporate bonds		22,735,445		23,215,390
Asset-backed securities		2,372,691		2,163,313
Other debt securities		138,240		159,797
Equity securities:
Stocks		1,722,237		1,808,906
Equity investments		46,905		16,144
Other equity securities		3,422,972		2,786,933
Loans:
Privately placed bonds		2,169,418		1,995,083

		97,686,192		99,919,485

Financial assets at amortized cost
Debt securities:
Government and public bonds		4,059,648		4,944,116
Financial bonds		17,812,497		13,817,271
Corporate bonds		10,407,213		8,698,069
Asset-backed securities		7,177,047		7,551,248
Other debt securities		73,802		73,785
Less: Allowances for credit losses		(17,535)		(17,297)

		39,512,672		35,067,192

	~~W~~	137,198,864	~~W~~	134,986,677

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)		2026				2025
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	1,054	~~W~~	10,711	~~W~~	109	~~W~~	10,734
	Unlisted		—		21,485		—		15,194
Equity investments			—		—		—		302
Other equity securities			1,647		74,637		289		53,501

		~~W~~	2,701	~~W~~	106,833	~~W~~	398	~~W~~	79,731

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)		2026				2025
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income (loss) as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	39,439	~~W~~	3,759	~~W~~	10,517	~~W~~	(6,835)
	Unlisted		—		—		2,248		609
Other equity securities			150,518		27		96,066		(647)

		~~W~~	189,957	~~W~~	3,786	~~W~~	108,831	~~W~~	(6,873)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

11.4 Provision (reversal) for credit losses of financial investments for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	5,032	~~W~~	(3,622)	~~W~~	1,410
Loans measured at fair value through other comprehensive income		232		—		232
Securities measured at amortized cost		3,550		(3,337)		213

	~~W~~	8,814	~~W~~	(6,959)	~~W~~	1,855

(In millions of Korean won)	2025
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	3,856	~~W~~	(4,669)	~~W~~	(813)
Loans measured at fair value through other comprehensive income		84		—		84
Securities measured at amortized cost		1,196		(2,996)		(1,800)

	~~W~~	5,136	~~W~~	(7,665)	~~W~~	(2,529)

11.5 Changes in allowances for credit losses of financial investments for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	41,152	~~W~~	—	~~W~~	81
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(2,016)		—		—
Reversal for credit losses		1,855		—		—
Others		911		—		—

Ending	~~W~~	41,902	~~W~~	—	~~W~~	81

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	43,031	~~W~~	—	~~W~~	82
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(1,984)		—		—
Provision for credit losses		(2,528)		—		(1)
Others		(438)		—		—

Ending	~~W~~	38,081	~~W~~	—	~~W~~	81

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

12. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Assets		Liabilities		Net amount
Other provisions	~~W~~	258,528	~~W~~	—	~~W~~	258,528
Allowances for credit losses		43,655		(1,826)		41,829
Impairment losses of property and equipment		11,167		(744)		10,423
Interest on equity-indexed deposits		792		—		792
Share-based payments		44,725		—		44,725
Provisions for acceptances and guarantees		15,812		(532)		15,280
Gains or losses on valuation of derivatives		514,212		(685,653)		(171,441)
Present value discount		12,528		(162)		12,366
Gains or losses on fair value hedge		—		(52,088)		(52,088)
Accrued interest		(31)		(300,768)		(300,799)
Deferred loan origination fees and costs		17,232		(203,203)		(185,971)
Advanced depreciation provision		—		(4,170)		(4,170)
Gains or losses on revaluation		327		(283,089)		(282,762)
Investments in subsidiaries and others		92,680		(318,838)		(226,158)
Gains or losses on valuation of security investment		3,018,423		(862,210)		2,156,213
Defined benefit liabilities		602,299		—		602,299
Accrued expenses		282,580		—		282,580
Retirement insurance expense		—		(651,325)		(651,325)
Adjustments to the prepaid contributions		—		(94,076)		(94,076)
Derivative-linked securities		23,341		(26,501)		(3,160)
Others *		1,281,966		(4,793,878)		(3,511,912)

		6,220,236		(8,279,063)		(2,058,827)

Offsetting of deferred income tax assets and liabilities		(6,036,374)		6,036,374		—

	~~W~~	183,862	~~W~~	(2,242,689)	~~W~~	(2,058,827)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

12. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2025
	Assets		Liabilities		Net amount
Other provisions	~~W~~	233,337	~~W~~	—	~~W~~	233,337
Allowances for credit losses		44,300		(2,355)		41,945
Impairment losses of property and equipment		10,614		(1,164)		9,450
Interest on equity index-linked deposits		362		—		362
Share-based payments		49,752		—		49,752
Provisions for acceptances and guarantees		14,464		(164)		14,300
Gains or losses on valuation of derivatives		324,878		(341,168)		(16,290)
Present value discount		11,439		(239)		11,200
Gains or losses on fair value hedge		—		(36,979)		(36,979)
Accrued interest		(14)		(290,542)		(290,556)
Deferred loan origination fees and costs		16,103		(200,328)		(184,225)
Advanced depreciation provision		—		(4,170)		(4,170)
Gains or losses on revaluation		326		(284,230)		(283,904)
Investments in subsidiaries and others		89,649		(298,302)		(208,653)
Gains or losses on valuation of security investment		1,045,397		(444,901)		600,496
Defined benefit liabilities		651,974		—		651,974
Accrued expenses		403,784		—		403,784
Retirement insurance expense		—		(666,714)		(666,714)
Adjustments to the prepaid contributions		—		(79,010)		(79,010)
Derivative-linked securities		9,051		(43,669)		(34,618)
Others *		1,221,261		(3,058,788)		(1,837,527)

		4,126,677		(5,752,723)		(1,626,046)

Offsetting of deferred income tax assets and liabilities		(3,933,643)		3,933,643		—

	~~W~~	193,034	~~W~~	(1,819,080)	~~W~~	(1,626,046)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of KB Life Insurance Co., Ltd. and KB Insurance Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

13. Financial Liabilities at Fair Value through Profit or Loss

13.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	3,253,620	~~W~~	2,923,691
Others		400,697		415,881

		3,654,317		3,339,572

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		7,872,332		7,981,018

		7,872,332		7,981,018

	~~W~~	11,526,649	~~W~~	11,320,590

13.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Amount contractually required to pay at maturity	~~W~~	7,768,505	~~W~~	7,900,807
Carrying amount		7,872,332		7,981,018

Difference	~~W~~	(103,827)	~~W~~	(80,211)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

14. Deposits

Details of deposits as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Demand deposits
Demand deposits in Korean won	~~W~~	189,335,242	~~W~~	169,324,051
Demand deposits in foreign currencies		18,532,648		16,531,638

		207,867,890		185,855,689

Time deposits
Time deposits in Korean won		219,755,448		224,427,609
Fair value adjustments of fair value hedged time deposits in Korean won		(520)		6,865

		219,754,928		224,434,474

Time deposits in foreign currencies		28,136,678		27,711,278
Fair value adjustments of fair value hedged time deposits in foreign currencies		(3,652)		(1,334)

		28,133,026		27,709,944

		247,887,954		252,144,418

Certificates of deposits		19,042,180		13,749,293

Investment contract liabilities		11,545,504		10,647,626

	~~W~~	486,343,528	~~W~~	462,397,026

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

15. Borrowings

15.1 Details of borrowings as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
General borrowings	~~W~~	63,479,823	~~W~~	53,070,565
Bonds sold under repurchase agreements and others		11,407,653		13,430,104
Call money		3,020,256		4,227,727

	~~W~~	77,907,732	~~W~~	70,728,396

15.2 Details of general borrowings as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of June 30, 2026	June 30, 2026		December 31, 2025
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	1.00	~~W~~	6,760,602	~~W~~	6,958,623
	Borrowings from the government	SEMAS and others	0.00 ~ 3.50		2,534,713		2,402,107
	Borrowings from banks	The Korea Development Bank and others	2.20 ~ 11.25		2,209,502		1,556,717
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	1.34 ~ 8.00		2,909,436		2,674,329
	Other borrowings	The Korea Development Bank and others	0.00 ~ 11.25		29,401,697		22,050,728

					43,815,950		35,642,504

Borrowings in foreign currencies	Due to banks	KEB Hana Bank and others	—		2,569		731
	Borrowings from banks	Citicorp International Ltd. and others	0.00 ~ 9.40		15,664,874		14,412,057
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	4.25 ~ 4.38		6,320		5,883
	Other borrowings	Standard Chartered Bank (Hong Kong) and others	0.0 0 ~ 4.04		3,990,110		3,009,390

					19,663,873		17,428,061

				~~W~~	63,479,823	~~W~~	53,070,565

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

16. Debentures

16.1 Details of debentures as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	Interest rate (%) as of June 30, 2026	June 30, 2026		December 31, 2025
Debentures in Korean won
Structured debentures	3.45 ~ 5.86	~~W~~	140,000	~~W~~	90,410
Subordinated fixed rate debentures	2.02 ~ 4.90		4,536,150		5,045,150
Fixed rate debentures	1.33 ~ 7.16		53,911,490		55,987,465
Floating rate debentures	2.78 ~ 6.51		4,050,000		2,380,000

			62,637,640		63,503,025
Fair value adjustments of fair value hedged debentures in Korean won			(151,674)		(116,915)
Less: Discount on debentures in Korean won			(80,712)		(79,204)

			62,405,254		63,306,906

Debentures in foreign currencies
Floating rate debentures	0.20 ~ 5.34		5,371,038		3,636,907
Fixed rate debentures	0.00 ~ 7.00		12,764,256		13,179,168

			18,135,294		16,816,075
Fair value adjustments of fair value hedged debentures in foreign currencies			(33,563)		(23,084)
Less: Discount on debentures in foreign currencies			(44,192)		(50,627)

			18,057,539		16,742,364

		~~W~~	80,462,793	~~W~~	80,049,270

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

17. Provisions

17.1 Details of provisions as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Provisions for credit losses of unused loan commitments	~~W~~	271,231	~~W~~	274,488
Provisions for credit losses of acceptances and guarantees		52,225		49,025
Provisions for credit losses of financial guarantee contracts		7,184		6,024
Provisions for restoration costs		174,352		171,649
Others		870,222		763,204

	~~W~~	1,375,214	~~W~~	1,264,390

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)
	2026
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	188,003	~~W~~	84,223	~~W~~	2,262	~~W~~	32,071	~~W~~	5,336	~~W~~	11,618
Transfer between stages:
Transfer to 12-month expected credit losses		25,811		(25,647)		(164)		422		(422)		—
Transfer to lifetime expected credit losses		(7,723)		8,067		(344)		(222)		222		—
Impairment		(406)		(1,433)		1,839		(4)		(68)		72
Provision (reversal) for credit losses		(11,487)		7,885		(1,414)		2,340		(265)		(722)
Others (exchange differences, etc.)		1,500		259		—		1,587		90		170

Ending	~~W~~	195,698	~~W~~	73,354	~~W~~	2,179	~~W~~	36,194	~~W~~	4,893	~~W~~	11,138

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)
	2025
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	216,995	~~W~~	78,975	~~W~~	1,885	~~W~~	39,465	~~W~~	2,487	~~W~~	14,145
Transfer between stages:
Transfer to 12-month expected credit losses		20,604		(20,475)		(129)		65		(65)		—
Transfer to lifetime expected credit losses		(13,629)		15,526		(1,897)		(796)		831		(35)
Impairment		(1,382)		(2,982)		4,364		(1)		(165)		166
Provision (reversal) for credit losses		(15,287)		9,507		(2,398)		(2,671)		3,909		(4,615)
Others (exchange differences, etc.)		(1,958)		(222)		(13)		(1,613)		(89)		(168)

Ending	~~W~~	205,343	~~W~~	80,329	~~W~~	1,812	~~W~~	34,449	~~W~~	6,908	~~W~~	9,493

17.3 Changes in provisions for credit losses of financial guarantee contracts for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Beginning	~~W~~	6,024	~~W~~	7,378
Provision (reversal)		1,160		1,658
Others		—		(805)

Ending	~~W~~	7,184	~~W~~	8,231

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

17.4 Changes in provisions for restoration costs for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Beginning	~~W~~	171,649	~~W~~	180,590
Provision		3,725		5,197
Reversal		(549)		(1,489)
Used		(3,061)		(5,291)
Unwinding of discount		2,544		2,565
Effect of changes in discount rate		44		(88)

Ending	~~W~~	174,352	~~W~~	181,484

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

17.5 Changes in other provisions for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Membership rewards program		Dormant accounts		Litigations		Others *		Total
Beginning *	~~W~~	91	~~W~~	5,734	~~W~~	142,090	~~W~~	615,289	~~W~~	763,204
Increase		52		—		331		292,399		292,782
Decrease		(40)		(2,531)		(66,406)		(116,639)		(185,616)
Others		—		—		(148)		—		(148)

Ending *	~~W~~	103	~~W~~	3,203	~~W~~	75,867	~~W~~	791,049	~~W~~	870,222

(In millions of Korean won)	2025
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	73	~~W~~	3,153	~~W~~	156,214	~~W~~	226,272	~~W~~	385,712
Increase		44		4,351		7,829		104,071		116,295
Decrease		(41)		(4,328)		(34,605)		(70,647)		(109,621)
Others		—		—		(1,033)		(2)		(1,035)

Ending	~~W~~	76	~~W~~	3,176	~~W~~	128,405	~~W~~	259,694	~~W~~	391,351

[1]	Includes other provisions of ~~W~~ 2,116 million and ~~W~~ 6,577 million related to the Livelihood finance support program as of June 30, 2026 and December 31, 2025, respectively
[2]

Includes other provisions of ~~W~~ 20,026 million and ~~W~~ 28,396 million related to the voluntary compensation for the performance of the Hang Seng China Enterprise Index as of June 30, 2026 and December 31, 2025, respectively.

[3]

Includes other provisions of ~~W~~ 328,337 million and ~~W~~ 144,246 million related to the obligation performance of the completion guarantee-type land trust business of KB Real Estate Trust Co., Ltd. as of June 30, 2026 and December 31, 2025, respectively.

[4]

Includes other provisions of ~~W~~ 360,894 million and ~~W~~ 333,002 million related to ELS and LTV penalties, among others, and such amounts may change depending on future developments and the outcome of related matters as of June 30, 2026 and December 31, 2025, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

18. Net Defined Benefit Liabilities

18.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

18.2 Details of net defined benefit liabilities as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Present value of defined benefit obligation	~~W~~	2,369,777	~~W~~	2,558,934
Fair value of plan assets		(2,770,275)		(2,812,212)

Net defined benefit liabilities *	~~W~~	(400,498)	~~W~~	(253,278)

*

As of June 30, 2026, the net defined benefit asset of ~~W~~ 400,498 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 89,930 million from the net defined benefit asset of ~~W~~ 490,428 million. Similarly, as of December 31, 2025, the net defined benefit asset of ~~W~~ 253,278 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 100,088 million from the net defined benefit asset of ~~W~~ 353,366 million.

18.3 Details of post-employment benefits recognized in profit or loss for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Current service cost	~~W~~	109,922	~~W~~	112,646
Past service cost		—		187
Net interest expense on net defined benefit liabilities		(6,091)		(3,589)
Gain or loss on settlement		537		—

Post-employment benefits *	~~W~~	104,368	~~W~~	109,244

*

Includes post-employment benefits amounting to ~~W~~ 10,949 million recognized as insurance service expenses, ~~W~~ 1,795 million recognized as other operating expenses and ~~W~~ 41 million recognized as advanced payments for the six-month period ended June 30, 2026 and ~~W~~ 12,572 million recognized as insurance service expenses, ~~W~~ 1,830 million recognized as other operating expenses and ~~W~~ 41 million recognized as advanced payments for the six-month period ended June 30, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

19. Equity

19.1 Share Capital

19.1.1 Details of share capital as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won and in number of shares)	June 30, 2026		December 31, 2025
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		354,687,734		381,462,103
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

19.1.2 Changes in outstanding shares for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In number of shares)	2026	2025
Beginning	358,587,722	373,600,719
Increase	—	—
Decrease	(5,199,988)	(9,448,744)

Ending	353,387,734	364,151,975

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

19.2 Hybrid Securities

Details of hybrid securities classified as equity as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of June 30, 2026	June 30, 2026		December 31, 2025
Series 1-2	May. 2, 2019	Perpetual bond	3.44	~~W~~	49,896	~~W~~	49,896
Series 2-2	May. 8, 2020	Perpetual bond	3.43		74,812		74,812
Series 3-2	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
Series 4-2	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
Series 5-1*	Feb. 19, 2021	Perpetual bond	2.67		—		419,071
Series 5-2	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
Series 5-3	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
Series 6-1*	May. 28, 2021	Perpetual bond	3.20		—		165,563
Series 6-2	May. 28, 2021	Perpetual bond	3.60		109,708		109,708
Series 7-1	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
Series 7-2	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
Series 8-1	Feb. 16, 2022	Perpetual bond	4.00		442,970		442,970
Series 8-2	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
Series 9-1	May. 12, 2022	Perpetual bond	4.68		478,829		478,829
Series 9-2	May. 12, 2022	Perpetual bond	4.97		19,906		19,906
Series 10-1	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
Series 10-2	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
Series 10-3	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
Series 11-1	Feb. 3, 2023	Perpetual bond	4.90		548,681		548,681
Series 11-2	Feb. 3, 2023	Perpetual bond	5.03		49,871		49,871
Series 12	Feb. 28, 2024	Perpetual bond	4.39		399,060		399,060
Series 13	Jan. 22, 2025	Perpetual bond	4.00		404,028		404,028
Series 14	May. 14, 2026	Perpetual bond	4.50		431,967		—

				~~W~~	4,206,721	~~W~~	4,359,388

*

The Company early redeemed in full its 5-1 AT1 capital securities amounting to ~~W~~ 420,000 million on February 19, 2026 and its 6-1 AT1 capital securities amounting to ~~W~~166,000 million on May 28, 2026, upon the exercise of the call option.

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 1,065,613 million issued by Kookmin Bank, hybrid securities of ~~W~~ 232,672 million issued by KB Securities Co., Ltd., hybrid securities of ~~W~~ 49,800 million issued by KB Life Insurance Co., Ltd., hybrid securities of ~~W~~ 249,150 million issued by KB Kookmin Card Co., Ltd. and hybrid securities of ~~W~~ 19,993 million issued by KB Real Estate Trust. Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

19.3 Capital Surplus

Details of capital surplus as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Paid-in capital in excess of par value[1]	~~W~~	5,690,275	~~W~~	13,190,274
Losses on sales of treasury shares		(477,358)		(477,358)
Other capital surplus		3,914,604		3,920,602

	~~W~~	9,127,521	~~W~~	16,633,518

[1]	During the six-month period ended June 30, 2026, ~~W~~ 7,500,000 million was transferred from capital surplus to retained earnings.

19.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Remeasurements of net defined benefit liabilities	~~W~~	(155,546)	~~W~~	(218,626)
Currency translation differences		1,104,830		761,727
Losses on financial instruments at fair value through other comprehensive income		(7,472,596)		(3,396,899)
Share of other comprehensive loss of associates and joint ventures		(532)		(1,135)
Gains on cash flow hedging instruments		(642,192)		(157,512)
Losses on hedging instruments of net investments in foreign operations		(389,556)		(276,478)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(18,843)		(20,536)
Insurance finance income		7,087,208		2,842,003

	~~W~~	(487,227)	~~W~~	(467,456)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

19.5 Retained Earnings

19.5.1 Details of retained earnings as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Legal reserves [1]	~~W~~	1,802,633	~~W~~	1,436,870
Voluntary reserves		982,000		982,000
Unappropriated retained earnings [2]		43,344,646		35,914,871

	~~W~~	46,129,279	~~W~~	38,333,741

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

[2]	The regulatory reserve for credit losses the Group appropriated in retained earnings is ~~W~~ 4,546,374 million and ~~W~~ 4,190,070 million as of June 30, 2026 and December 31, 2025, respectively.

19.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

19.5.2.1 Details of regulatory reserve for credit losses as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,546,374	~~W~~	4,190,070
Non-controlling interests		47,727		139,144

	~~W~~	4,594,101	~~W~~	4,329,214

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

19.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won, except for per share amounts)	2026				2025
	Three months		Six months		Three months		Six months
Provision (reversal) of regulatory reserve for credit losses	~~W~~	45,628	~~W~~	356,304	~~W~~	(107,863)	~~W~~	(207,555)
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		1,904,556		3,441,473		1,792,601		3,539,930
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		5,419		9,669		4,898		9,594
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		5,380		9,592		4,857		9,507

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

19.6 Treasury Shares

Changes in treasury shares for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won and in number of shares)	2026
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares		22,874,381		5,199,988		(26,774,369)		1,300,000

Carrying amount	~~W~~	1,901,538	~~W~~	804,294	~~W~~	(2,529,818)	~~W~~	176,014

	2025
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares		19,927,704		9,448,744		(12,066,320)		17,310,128

Carrying amount	~~W~~	1,236,060	~~W~~	820,000	~~W~~	(814,522)	~~W~~	1,241,538

On January 15, 2026, the Parent Company retired 3,047,395 treasury shares (~~W~~ 300,000 million) acquired pursuant to the Board resolution dated April 24, 2025, and 5,564,253 treasury shares (~~W~~ 660,000 million) acquired pursuant to the Board resolution dated July 24, 2025.

In addition, on May 15, 2026, the Parent Company retired 3,899,988 treasury shares (~~W~~ 600,000 million) acquired pursuant to the Board resolution dated February 5, 2026, and 14,262,733 treasury shares (~~W~~ 1,402,230 million) previously acquired and approved for retirement pursuant to the Board resolution dated April 23, 2026.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

20. Net Interest Income

Details of interest income, interest expense, and net interest income for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	637	~~W~~	1,312	~~W~~	662	~~W~~	1,263
Securities measured at fair value through profit or loss		363,065		706,338		337,972		685,899
Loans measured at fair value through profit or loss		12,010		32,881		14,518		28,045
Securities measured at fair value through other comprehensive income		732,030		1,437,839		688,284		1,392,334
Loans measured at fair value through other comprehensive income		23,541		46,039		17,894		34,805
Due from financial institutions measured at amortized cost		99,063		190,226		83,887		177,467
Securities measured at amortized cost		315,361		605,331		277,068		558,158
Loans measured at amortized cost		5,624,428		11,137,736		5,685,638		11,509,443
Insurance finance income		10,205		21,674		9,157		19,247
Others		171,760		332,453		169,553		332,913

		7,352,100		14,511,829		7,284,633		14,739,574

Interest expense
Deposits		2,265,347		4,369,385		2,325,978		4,758,228
Borrowings		536,631		1,025,122		556,358		1,125,871
Debentures		674,933		1,338,548		657,793		1,329,319
Insurance finance expense		408,741		811,804		373,212		755,354
Others		323,010		488,710		264,766		402,111

		4,208,662		8,033,569		4,178,107		8,370,883

Net interest income	~~W~~	3,143,438	~~W~~	6,478,260	~~W~~	3,106,526	~~W~~	6,368,691

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

21. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Fee and commission income
Banking activity fees	~~W~~	49,581	~~W~~	100,151	~~W~~	49,654	~~W~~	97,668
Lending activity fees		17,120		36,148		27,257		54,216
Credit card and debit card related fees		397,718		790,943		370,517		768,293
Agent activity fees		44,749		90,752		81,955		141,174
Trust and other fiduciary fees		266,924		436,368		69,531		138,802
Fund management related fees		68,034		122,033		69,137		102,182
Acceptances and guarantees fees		23,805		43,104		21,832		46,601
Foreign currency related fees		141,517		275,183		104,196		205,211
Securities agency fees		72,784		134,697		36,890		70,579
Other business account commission on consignment		5,185		16,162		5,874		18,204
Commissions received on securities business		568,387		1,000,881		172,408		328,637
Lease fees		295,043		573,379		271,481		544,225
Others		142,972		284,393		166,234		261,407

		2,093,819		3,904,194		1,446,966		2,777,199

Fee and commission expense
Trading activity related fees *		38,884		66,241		12,136		23,045
Lending activity fees		11,351		23,119		10,500		20,945
Credit card and debit card related fees		205,632		405,165		198,209		393,838
Outsourcing related fees		38,368		66,394		36,866		67,026
Foreign currency related fees		28,527		57,889		30,272		64,093
Others		169,141		324,141		127,047		242,268

		491,903		942,949		415,030		811,215

Net fee and commission income	~~W~~	1,601,916	~~W~~	2,961,245	~~W~~	1,031,936	~~W~~	1,965,984

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

22. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

22.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

	2026				2025
(In millions of Korean won)	Three months		Six months		Three months		Six months
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	3,634,661	~~W~~	5,296,205	~~W~~	1,054,145	~~W~~	2,289,320
Equity securities		6,082,553		7,793,937		704,306		974,150

		9,717,214		13,090,142		1,758,451		3,263,470

Derivatives held for trading:
Interest rate		1,651,445		4,941,333		852,250		2,433,580
Currency		3,010,196		9,190,943		6,532,815		8,690,861
Stock or stock index		1,975,220		3,851,774		696,783		1,211,010
Credit		(8,103)		35,970		9,981		38,323
Commodity		(73,493)		178,270		39,783		85,267
Others		3,618		33,027		13,697		68,462

		6,558,883		18,231,317		8,145,309		12,527,503

Financial liabilities at fair value through profit or loss		147,922		278,694		15,949		85,631
Other financial instruments		(4,060)		2,744		(745)		1,675

		16,419,959		31,602,897		9,918,964		15,878,279

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		1,116,535		2,583,485		421,611		820,770
Equity securities		420,350		834,228		92,349		245,149

		1,536,885		3,417,713		513,960		1,065,919

Derivatives held for trading:
Interest rate		1,145,876		3,799,944		643,589		2,490,213
Currency		3,240,561		9,975,323		5,963,524		8,036,526
Stock or stock index		7,352,428		10,070,056		925,589		1,507,482
Credit		(7,888)		32,479		9,489		36,501
Commodity		(45,910)		231,047		33,553		75,657
Others		22,949		48,701		10,482		24,712

		11,708,016		24,157,550		7,586,226		12,171,091

Financial liabilities at fair value through profit or loss		794,536		1,208,706		224,402		334,780
Other financial instruments		(3,746)		2,223		(730)		1,748

		14,035,691		28,786,192		8,323,858		13,573,538

Net gains on financial instruments at fair value through profit or loss	~~W~~	2,384,268	~~W~~	2,816,705	~~W~~	1,595,106	~~W~~	2,304,741

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

22.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	54,242	~~W~~	181,338	~~W~~	52,986	~~W~~	95,274

		54,242		181,338		52,986		95,274

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		219,609		412,298		81,947		287,652

		219,609		412,298		81,947		287,652

Net losses on financial instruments designated at fair value through profit or loss	~~W~~	(165,367)	~~W~~	(230,960)	~~W~~	(28,961)	~~W~~	(192,378)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

23. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of securities at fair value through other comprehensive income	~~W~~	164	~~W~~	212	~~W~~	512	~~W~~	713
Gains on disposal of securities at fair value through other comprehensive income		9,670		44,106		59,471		182,129
Gains on sale of loans at fair value through other comprehensive income		—		433		—		—

		9,834		44,751		59,983		182,842

Gains on financial instruments at amortized cost:
Gains on sale of loans measured at amortized cost		81,211		132,991		48,308		101,781
Gains on redemptions of securities measured at amortized cost		1		3		—		—
Gains on disposal of securities measured at amortized cost		6		12		478		756

		81,218		133,006		48,786		102,537
Gains on hedge accounting		30,807		284,022		152,023		241,971
Gains on foreign exchange transactions		2,132,433		4,754,432		1,883,426		3,200,328
Dividend income		41,392		109,534		28,629		80,129
Others		258,468		445,628		209,888		403,158

		2,554,152		5,771,373		2,382,735		4,210,965

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of securities at fair value through other comprehensive income		16		76		582		777
Losses on disposal of securities at fair value through other comprehensive income		12,206		16,328		33,373		58,351

		12,222		16,404		33,955		59,128

Losses on financial instruments at amortized cost:
Losses on sale of loans measured at amortized cost		155,896		185,036		151,400		194,793

		155,896		185,036		151,400		194,793

Losses on hedge accounting		37,627		307,919		203,797		318,639
Losses on foreign exchanges transactions		1,924,560		4,081,892		2,367,051		3,678,257
Deposit insurance fee		166,481		329,492		155,337		308,195
Credit guarantee fund fee		112,382		219,945		104,391		201,355
Depreciation expenses of operating lease assets		167,812		332,092		165,989		333,318
Others		589,443		975,445		506,059		908,948

		3,166,423		6,448,225		3,687,979		6,002,633

Net other operating expenses	~~W~~	(612,271)	~~W~~	(676,852)	~~W~~	(1,305,244)	~~W~~	(1,791,668)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

24. General and Administrative Expenses

24.1 Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Expenses related to employee
Employee benefits - salaries	~~W~~	794,326	~~W~~	1,580,742	~~W~~	710,225	~~W~~	1,406,796
Employee benefits - others		266,177		472,605		200,832		424,165
Post-employment benefits - defined benefit plans		45,007		91,583		50,886		94,801
Post-employment benefits - defined contribution plans		12,259		21,206		8,865		18,237
Termination benefits		1,026		2,513		828		2,863
Share-based payments		54,388		88,142		87,612		81,703

		1,173,183		2,256,791		1,059,248		2,028,565

Depreciation and amortization		216,820		432,483		223,218		447,130

Other general and administrative expenses
Rental expense		23,878		48,554		22,875		48,269
Tax and dues		159,504		289,145		105,461		191,914
Communication		12,325		20,565		8,606		19,348
Electricity and utilities		9,991		22,217		10,396		23,364
Publication		1,536		2,840		1,504		2,880
Repairs and maintenance		13,742		24,349		9,898		19,049
Vehicle		5,254		9,783		4,693		9,269
Travel		3,589		6,492		4,115		7,349
Training		8,668		19,031		9,843		19,595
Service fees		51,882		97,421		57,097		110,414
Electronic data processing expenses		86,166		193,452		97,606		194,157
Advertising		54,640		96,198		60,694		94,878
Others		68,309		135,080		74,442		139,080

		499,484		965,127		467,230		879,566

		~~W~~1,889,487	~~W~~	3,654,401	~~W~~	1,749,696	~~W~~	3,355,261

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

24.2 Share-based Payments

24.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

24.2.1.1 Details of stock grants linked to long-term performance as of June 30, 2026, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 41	Apr. 6, 2024	6,450	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 43	Jan. 1, 2025	28,130	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 44	Apr. 7, 2025	5,666	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 45	Jan. 1, 2026	32,738	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 46	Apr. 6, 2026	3,083	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2022		241	Satisfied
Deferred grant in 2023		31,152	Satisfied
Deferred grant in 2024		17,031	Satisfied
Deferred grant in 2025		25,653	Satisfied

		205,691

Kookmin Bank
Series 96	Jan. 1, 2024	6,908	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 98	Apr. 22, 2024	2,959	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 99	Jul. 5, 2024	4,926	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 101	Aug. 24, 2024	4,164	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 102	Jan. 1, 2025	130,875	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 103	Jan. 9, 2025	4,988	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 104	Jan. 1, 2026	112,193	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 105	Apr. 22, 2026	2,068	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

24.2.1.1 Details of stock grants linked to long-term performance as of June 30, 2026, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Deferred grant in 2022		734	Satisfied
Deferred grant in 2023		47,112	Satisfied
Deferred grant in 2024		79,896	Satisfied
Deferred grant in 2025		109,788	Satisfied

		506,611

Other subsidiaries			Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2014		644
Stock granted in 2015		544
Stock granted in 2017		2,021
Stock granted in 2018		4,280
Stock granted in 2019		9,816
Stock granted in 2020		11,825
Stock granted in 2021		10,933
Stock granted in 2022		25,845
Stock granted in 2023		65,981
Stock granted in 2024		142,636
Stock granted in 2025		374,518
Stock granted in 2026		154,751

		803,794

		1,516,096

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of June 30, 2026 (Deferred grants are residual shares vested as of June 30, 2026).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract.

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return On Investment), Non-bank segment profit
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

24.2.1.2 Details of stock grants linked to short-term performance as of June 30, 2026, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2016	1,040	Satisfied
Stock granted in 2023	13,997	Satisfied
Stock granted in 2024	16,104	Satisfied
Stock granted in 2025	15,005	Satisfied
Stock granted in 2026	6,526	Proportional to service period
Kookmin Bank
Stock granted in 2022	788	Satisfied
Stock granted in 2023	59,277	Satisfied
Stock granted in 2024	65,467	Satisfied
Stock granted in 2025	71,243	Satisfied
Stock granted in 2026	21,378	Proportional to service period
Other subsidiaries
Stock granted in 2015	645	Satisfied
Stock granted in 2016	3,418	Satisfied
Stock granted in 2017	14,699	Satisfied
Stock granted in 2018	40,304	Satisfied
Stock granted in 2019	25,982	Satisfied
Stock granted in 2020	30,485	Satisfied
Stock granted in 2021	52,476	Satisfied
Stock granted in 2022	68,649	Satisfied
Stock granted in 2023	238,341	Satisfied
Stock granted in 2024	287,189	Satisfied
Stock granted in 2025	270,644	Satisfied
Stock granted in 2026	34,008	Proportional to service period

	1,337,665

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

24.2.1.3 The accrued expenses for share-based payments related to stock grants are ~~W~~ 370,071 million and ~~W~~ 395,692 million as of June 30, 2026 and December 31, 2025, respectively, and the compensation costs amounting to ~~W~~ 107,215 million and ~~W~~ 96,668 million were recognized for the six-month periods ended June 30, 2026 and 2025, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

24.2.2 Mileage stock

24.2.2.1 Details of mileage stock as of June 30, 2026, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares [1]

Stock granted in 2021
	July. 1, 2021	54	0.00	18
	July. 2, 2021	11	0.00	5
	July. 27, 2021	70	0.00~0.07	21
	Nov. 1, 2021	71	0.00~0.34	53
	Nov. 16, 2021	53	0.00~0.38	3
	Dec. 3, 2021	91	0.00~0.42	39
	Dec. 6, 2021	87	0.00~0.43	23
	Dec. 30, 2021	76	0.00~0.50	38
Stock granted in 2022
	Jan. 14, 2022	20,909	0.00~0.54	8,000
	Apr. 4, 2022	65	0.00~0.76	33
	Apr. 19, 2022	33	0.00~0.80	20
	Aug. 3, 2022	62	0.00~1.09	6
	Aug. 9, 2022	80	0.00~1.11	12
	Oct. 19, 2022	55	0.00~1.30	5
	Nov. 1, 2022	177	0.00~1.34	51
	Dec. 1, 2022	49	0.00~1.42	48
	Dec. 6, 2022	88	0.00~1.43	8
	Dec. 12, 2022	114	0.00~1.45	29
	Dec. 15, 2022	42	0.00~1.46	23
	Dec. 30, 2022	114	0.00~1.50	25
Stock granted in 2023
	Jan. 9, 2023	23,071	0.00~1.53	7,055
	Jan. 14, 2023	742	0.00~1.54	294
	Mar. 27, 2023	58	0.00~1.74	37
	Mar. 31, 2023	97	0.00~1.75	39
	May. 4, 2023	105	0.00~1.84	16
	Jul. 3, 2023	63	0.00~2.01	21
	Jul. 26, 2023	38	0.00~2.07	22
	Jul. 31, 2023	220	0.00~2.08	62
	Oct. 20, 2023	80	0.00~2.30	38
	Nov. 1, 2023	78	0.00~2.34	39
	Dec. 1, 2023	49	0.00~2.42	36
	Dec. 13, 2023	115	0.00~2.45	1
	Dec. 14, 2023	57	0.00~2.45	40
	Dec. 27, 2023	19	0.00~2.49	14
	Dec. 28, 2023	162	0.00~2.49	48
	Dec. 29, 2023	95	0.00~2.50	38

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

24.2.2.1 Details of mileage stock as of June 30, 2026, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares[1]

Stock granted in 2024
	Jan. 13, 2024	17,523	0.00~2.54	8,697
	Jan. 31, 2024	297	0.00~2.59	206
	Apr. 1, 2024	89	0.00~2.75	50
	Jul. 1, 2024	38	0.00~3.00	25
	Aug. 1, 2024	141	0.00~3.09	91
	Sep. 2, 2024	14	0.00~3.18	8
	Nov. 1, 2024	55	0.00~3.34	44
	Dec. 4, 2024	26	0.00~3.43	22
	Dec. 19, 2024	88	0.00~3.47	50
	Dec. 30, 2024	73	0.00~3.50	72
Stock granted in 2025
	Jan. 11, 2025	11,977	0.00~3.53	8,623
	Feb. 6, 2025	162	0.00~3.61	102
	Apr. 1, 2025	38	0.00~3.75	13
	May. 9, 2025	13	0.00~3.86	7
	Jul. 1, 2025	18	0.00~4.00	18
	Nov. 3, 2025	26	0.00~4.35	26
	Dec. 5, 2025	21	0.00~4.43	21
	Dec. 26, 2025	68	0.00~4.49	68
	Dec. 29, 2025	16	0.00~4.50	16
Stock granted in 2026
	Jan. 7, 2026	8,380	0.00~4.52	8,008
	Jan. 8, 2026	120	0.00~4.53	118
	Mar. 18, 2026	10	0.00~4.72	10
	Apr. 1, 2026	14	0.00~4.75	14

		86,557		42,569

[1]	Assessed based on the stock price as of June 30, 2026. These shares are vested immediately at grant date.
[2]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period

24.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 6,768 million and ~~W~~ 6,236 million as of June 30, 2026 and December 31, 2025, respectively. The compensation costs amounting to ~~W~~ 2,624 million and ~~W~~ 2,557 million were recognized as expenses for the six-month periods ended June 30, 2026 and 2025, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

25. Income Tax Expense

25.1 Details of income tax expense for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Income tax payable
Current income tax expense	~~W~~	1,002,354	~~W~~	935,539
Adjustments of income tax of prior years recognized in current tax		(27,007)		(64,635)

		975,347		870,904

Changes in deferred income tax assets and liabilities		432,781		179,158

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		(23,894)		(165)
Currency translation differences		(25,477)		29,761
Net gains or losses on financial assets at fair value through other comprehensive income		1,454,298		(209,651)
Share of other comprehensive income or loss of associates and joint ventures		(229)		819
Gains or losses on cash flow hedging instruments		174,685		10,831
Gains or losses on hedging instruments of net investments in foreign operations		42,892		(45,553)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(639)		3,837
Insurance finance income		(1,610,251)		384,406

		11,385		174,285

Others		17,408		(21,302)

Income tax expense	~~W~~	1,436,921	~~W~~	1,203,045

26. Dividends

The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2025 amounting to ~~W~~ 573,768 million (~~W~~ 1,605 per share) were approved at the annual general shareholders’ meeting held on March 26, 2026 and were paid on April 15, 2026. In addition, on April 23, 2026, the Board of Directors resolved to pay a quarterly dividend amounting to ~~W~~ 405,088 million (~~W~~ 1,143 per share), with May 8, 2026 as the record date, and the dividend was paid on May 21, 2026.

Meanwhile, the annual dividends to the shareholders of the Parent Company for the year ended December 31, 2024 and quarterly dividend paid in 2025 were ~~W~~ 298,285 million (~~W~~ 804 per share) and ~~W~~ 1,004,006 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

27. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Beginning		Changes except for reclassifi-cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(218,626)	~~W~~	86,974	~~W~~	—	~~W~~	—	~~W~~	(23,894)	~~W~~	(155,546)
Currency translation differences		761,727		368,580		—		—		(25,477)		1,104,830
Gains (losses) on financial instruments at fair value through other comprehensive income		(3,396,899)		(5,484,058)		(42,151)		(3,786)		1,454,298		(7,472,596)
Share of other comprehensive loss of associates and joint ventures		(1,135)		832		—		—		(229)		(532)
Gains (losses) on cash flow hedging instruments		(157,512)		(544,048)		(115,317)		—		174,685		(642,192)
Gains (losses) on hedging instruments of net investments in foreign operations		(276,478)		(155,970)		—		—		42,892		(389,556)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(20,536)		2,332		—		—		(639)		(18,843)
Finance gains or losses on insurance contract assets (liabilities)		2,842,003		5,855,456		—		—		(1,610,251)		7,087,208

	~~W~~	(467,456)	~~W~~	130,098	~~W~~	(157,468)	~~W~~	(3,786)	~~W~~	11,385	~~W~~	(487,227)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

27. Accumulated Other Comprehensive Income (Loss) (cont’d)

Changes in accumulated other comprehensive income (loss) for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Changes except for reclassifi-cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(247,241)	~~W~~	15	~~W~~	—	~~W~~	—	~~W~~	(165)	~~W~~	(247,391)
Currency translation differences		809,089		(375,806)		—		—		29,761		463,044
Gains (losses) on financial instruments at fair value through other comprehensive income		(1,518,990)		821,964		(58,489)		6,492		(209,651)		(958,674)
Share of other comprehensive loss of associates and joint ventures		(3,153)		(3,125)		(22)		—		819		(5,481)
Gains (losses) on cash flow hedging instruments		108,318		(283,019)		241,977		—		10,831		78,107
Gains (losses) on hedging instruments of net investments in foreign operations		(316,109)		172,547		—		—		(45,553)		(189,115)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(17,314)		(14,544)		—		—		3,837		(28,021)
Finance gains or losses on insurance contract assets (liabilities)		1,682,322		(1,456,084)		—		—		384,406		610,644

	~~W~~	496,922	~~W~~	(1,138,052)	~~W~~	183,466	~~W~~	6,492	~~W~~	174,285	~~W~~	(276,887)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

28. Earnings per Share

28.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

28.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2026		2025
	Three months	Six months	Three months	Six months
Number of issued ordinary shares	354,687,734	354,687,734	381,462,103	381,462,103
Number of treasury shares*	(1,300,000)	(1,300,000)	(17,310,128)	(17,310,128)

Weighted average number of ordinary shares outstanding	351,471,804	355,942,147	365,983,134	368,976,986

*

The effective dates for the treasury shares deducted through share retirements funded by distributable profits during the six-month periods ended June 30, 2026 and 2025 were January 15, 2026, May 15, 2026, and May 15, 2025, respectively.

28.1.2 Basic earnings per share

(In Korean won except for number of shares)	2026
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	1,992,188,667,113	~~W~~	3,884,589,966,016
Deduction: Dividends on hybrid securities		(42,004,575,000)		(86,812,650,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,950,184,092,113		3,797,777,316,016
Weighted average number of ordinary shares outstanding (B)		351,471,804		355,942,147

Basic earnings per share (A/B)	~~W~~	5,549	~~W~~	10,670

(In Korean won except for number of shares)	2025
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	1,738,421,561,585	~~W~~	3,435,692,965,893
Deduction: Dividends on hybrid securities		(53,684,075,000)		(103,318,150,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,684,737,486,585		3,332,374,815,893
Weighted average number of ordinary shares outstanding (B)		365,983,134		368,976,986

Basic earnings per share (A/B)	~~W~~	4,603	~~W~~	9,031

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

28.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants.

A calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average market share price during the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

28.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2026
	Three months		Six months
Profit attributable to shareholders of the Parent Company*	~~W~~	1,950,184,092,113	~~W~~	3,797,777,316,016
Adjustments:		—		—

Adjusted profit for diluted earnings per share	~~W~~	1,950,184,092,113	~~W~~	3,797,777,316,016

(In Korean won)	2025
	Three months		Six months
Profit attributable to shareholders of the Parent Company*	~~W~~	1,684,737,486,585	~~W~~	3,332,374,815,893
Adjustments:		—		—

Adjusted profit for diluted earnings per share	~~W~~	1,684,737,486,585	~~W~~	3,332,374,815,893

*	The amount is after deducting dividends on hybrid securities.

28.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2026		2025
	Three months	Six months	Three months	Six months
Weighted average number of ordinary shares outstanding	351,471,804	355,942,147	365,983,134	368,976,986
Adjustment:
Stock grants	2,564,579	2,862,093	3,055,324	3,367,388

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	354,036,383	358,804,240	369,038,458	372,344,374

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

28.2.3 Diluted earnings per share

(In Korean won except for number of shares)	2026				2025
	Three months		Six months		Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	1,950,184,092,113	~~W~~	3,797,777,316,016	~~W~~	1,684,737,486,585	~~W~~	3,332,374,815,893
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		354,036,383		358,804,240		369,038,458		372,344,374

Diluted earnings per share	~~W~~	5,508	~~W~~	10,585	~~W~~	4,565	~~W~~	8,950

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

29. Insurance Contracts

29.1 Insurance Contracts Assets and Liabilities

29.1.1 Details of insurance contract assets and insurance contract liabilities as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)
	June 30, 2026
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	354,951	~~W~~	24,037	~~W~~	—	~~W~~	—
Insurance contract liabilities		13,481,443		415,723		7,646,081		8,532,982		—		19,249,039		1,658,526		2,254,388		121,226

Net insurance contract liabilities	~~W~~	13,481,443	~~W~~	415,723	~~W~~	7,646,081	~~W~~	8,532,982	~~W~~	—	~~W~~	18,894,088	~~W~~	1,634,489	~~W~~	2,254,388	~~W~~	121,226

Reinsurance contract assets	~~W~~	1,055	~~W~~	1,268	~~W~~	—	~~W~~	—	~~W~~	8,379	~~W~~	434,044	~~W~~	852,337	~~W~~	1,164	~~W~~	71,379
Reinsurance contract liabilities		11,991		11,935		—		—		24		—		13,279		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(10,936)	~~W~~	(10,667)	~~W~~	—	~~W~~	—	~~W~~	8,355	~~W~~	434,044	~~W~~	839,058	~~W~~	1,164	~~W~~	71,379

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

29.1.1 Details of insurance contract assets and insurance contract liabilities as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2025
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	259,907	~~W~~	11,245	~~W~~	—	~~W~~	—
Insurance contract liabilities		15,003,063		559,250		7,744,119		7,238,057		—		22,447,953		1,506,831		2,155,573		135,184

Net insurance contract liabilities	~~W~~	15,003,063	~~W~~	559,250	~~W~~	7,744,119	~~W~~	7,238,057	~~W~~	—	~~W~~	22,188,046	~~W~~	1,495,586	~~W~~	2,155,573	~~W~~	135,184

Reinsurance contract assets	~~W~~	643	~~W~~	1,230	~~W~~	—	~~W~~	—	~~W~~	6,799	~~W~~	451,419	~~W~~	953,663	~~W~~	5,777	~~W~~	96,323
Reinsurance contract liabilities		18,064		16,030		—		—		—		41		25,513		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(17,421)	~~W~~	(14,800)	~~W~~	—	~~W~~	—	~~W~~	6,799	~~W~~	451,378	~~W~~	928,150	~~W~~	5,777	~~W~~	96,323

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

29.2 Details of insurance service results for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	132,705	~~W~~	25,356	~~W~~	27,836	~~W~~	39,420	~~W~~	—	~~W~~	2,651,904	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,877,221
Changes in risk adjustment due to release of risk		9,084		2,060		5,178		5,286		—		109,761		—		—		—		131,369
Changes in contractual service margin recognized in profit or loss for the services provided		130,034		13,751		25,098		80,424		—		452,728		—		—		—		702,035
Recovery of insurance acquisition cash flows		19,285		3,723		20,163		5,515		—		157,867		—		—		—		206,553
Other insurance revenues		(452)		(236)		(187)		(219)		—		—		—		—		—		(1,094)

	~~W~~	290,656	~~W~~	44,654	~~W~~	78,088	~~W~~	130,426	~~W~~	—	~~W~~	3,372,260	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,916,084

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		763,277		1,456,328		30,975		2,250,580

Total insurance revenue	~~W~~	290,656	~~W~~	44,654	~~W~~	78,088	~~W~~	130,426	~~W~~	—	~~W~~	3,372,260	~~W~~	763,277	~~W~~	1,456,328	~~W~~	30,975	~~W~~	6,166,664

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

29.2 Details of insurance service results for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2026
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(109,968)	~~W~~	(39,618)	~~W~~	(30,129)	~~W~~	(41,334)	~~W~~	—	~~W~~	(2,823,043)	~~W~~	(491,131)	~~W~~	(1,306,228)	~~W~~	(13,766)	~~W~~	(4,855,217)
Amortization of insurance acquisition cash flows		(19,285)		(3,723)		(20,163)		(5,515)		—		(193,399)		(84,202)		(164,472)		(1,573)		(492,332)
Changes in fulfilment cash flows relating to incurred claims		(4,263)		(7,147)		(81)		(264)		—		45,885		19,368		(10,635)		—		42,863
Losses on onerous contracts and reversals		(11,704)		(13,027)		(10,471)		23,784		—		102,318		1,695		—		—		92,595
Other insurance service expenses		(2,496)		2,703		(4,063)		(726)		—		—		—		—		—		(4,582)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(147,716)		(60,812)		(64,907)		(24,055)		—		(2,868,239)		—		—		—		(3,165,729)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(554,270)		(1,481,335)		(15,339)		(2,050,944)

Total insurance service expenses	~~W~~	(147,716)	~~W~~	(60,812)	~~W~~	(64,907)	~~W~~	(24,055)	~~W~~	—	~~W~~	(2,868,239)	~~W~~	(554,270)	~~W~~	(1,481,335)	~~W~~	(15,339)	~~W~~	(5,216,673)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		666		3,305		—		—		1,627		76,677		135,673		211		22,986		241,145
Changes in fulfilment cash flows relating to incurred claims		658		2,177		—		—		273		(14,803)		10,088		(1,114)		—		(2,721)
Recognition and reversal of loss-recovery component		827		2,068		—		—		208		(8,174)		(263)		—		—		(5,334)

Reinsurance income for reinsurance contracts not applying the premium allocation approach		2,151		7,550		—		—		2,108		53,315		—		—		—		65,124
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		385		145,498		(903)		22,986		167,966

Total reinsurance income	~~W~~	2,151	~~W~~	7,550	~~W~~	—	~~W~~	—	~~W~~	2,108	~~W~~	53,700	~~W~~	145,498	~~W~~	(903)	~~W~~	22,986	~~W~~	233,090

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

29.2 Details of insurance service results for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2026
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(1,035)	~~W~~	(1,031)	~~W~~	—	~~W~~	—	~~W~~	(1,582)	~~W~~	(86,883)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(90,531)
Changes in risk adjustment due to release of risk		(123)		(76)		—		—		(78)		(3,250)		—		—		—		(3,527)
Changes in Contractual service margin recognized in profit or loss for the services received		(1,062)		(293)		—		—		(980)		(5,686)		—		—		—		(8,021)
Experience adjustments on reinsurance premiums for current and past service		939		(4,610)		—		—		(955)		14,331		—		—		—		9,705
Other reinsurance expenses		34		18		—		—		8		—		—		—		—		60

	~~W~~	(1,247)	~~W~~	(5,992)	~~W~~	—	~~W~~	—	~~W~~	(3,587)	~~W~~	(81,488)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(92,314)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(765)		(292,062)		(2,968)		(39,256)		(335,051)

Total reinsurance expense		(1,247)		(5,992)		—		—		(3,587)		(82,253)		(292,062)		(2,968)		(39,256)		(427,365)

Total insurance service result	~~W~~	143,844	~~W~~	(14,600)	~~W~~	13,181	~~W~~	106,371	~~W~~	(1,479)	~~W~~	475,468	~~W~~	62,443	~~W~~	(28,878)	~~W~~	(634)	~~W~~	755,716

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

29.2 Details of insurance service results for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	131,010	~~W~~	17,589	~~W~~	27,434	~~W~~	44,552	~~W~~	—	~~W~~	2,463,320	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,683,905
Changes in risk adjustment due to release of risk		8,761		1,354		4,287		3,112		—		100,970		—		—		—		118,484
Changes in Contractual service margin recognized in profit or loss for the services provided		134,107		8,538		30,754		48,421		—		423,962		—		—		—		645,782
Recovery of insurance acquisition cash flows		15,887		2,048		15,740		5,740		—		129,388		—		—		—		168,803
Other insurance revenues		(232)		(186)		(142)		(312)		—		—		—		—		—		(872)

	~~W~~	289,533	~~W~~	29,343	~~W~~	78,073	~~W~~	101,513	~~W~~	—	~~W~~	3,117,640	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,616,102

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		689,604		1,397,143		32,413		2,119,160

Total insurance revenue	~~W~~	289,533	~~W~~	29,343	~~W~~	78,073	~~W~~	101,513	~~W~~	—	~~W~~	3,117,640	~~W~~	689,604	~~W~~	1,397,143	~~W~~	32,413	~~W~~	5,735,262

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

29.2 Details of insurance service results for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(93,293)	~~W~~	(18,461)	~~W~~	(22,541)	~~W~~	(39,851)	~~W~~	—	~~W~~	(2,526,329)	~~W~~	(572,117)	~~W~~	(1,213,144)	~~W~~	(10,842)	~~W~~	(4,496,578)
Amortization of insurance acquisition cash flows		(15,886)		(2,048)		(15,740)		(5,740)		—		(153,872)		(78,413)		(157,303)		(1,670)		(430,672)
Changes in fulfilment cash flows relating to incurred claims		(7,016)		(2,055)		(128)		(2,619)		—		73,471		9,205		(10,023)		—		60,835
Losses on onerous contracts and reversals		(2,030)		(1,634)		(11,705)		10,197		—		6,754		252		—		—		1,834
Other insurance service expenses		(618)		18		6,292		(2,012)		—		—		—		—		—		3,680

Insurance service expenses for insurance contracts not applying the premium allocation approach		(118,843)		(24,180)		(43,822)		(40,025)		—		(2,599,976)		—		—		—		(2,826,846)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(641,073)		(1,380,470)		(12,512)		(2,034,055)

Total insurance service expenses	~~W~~	(118,843)	~~W~~	(24,180)	~~W~~	(43,822)	~~W~~	(40,025)	~~W~~	—	~~W~~	(2,599,976)	~~W~~	(641,073)	~~W~~	(1,380,470)	~~W~~	(12,512)	~~W~~	(4,860,901)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		455		945		—		—		1,215		88,843		283,839		727		18,910		394,934
Changes in fulfilment cash flows relating to incurred claims		2,701		226		—		—		27		7,320		5,613		1,526		—		17,413
Recognition and reversal of loss-recovery component		59		120		—		—		195		(3,737)		168		—		—		(3,195)

Reinsurance income for reinsurance contracts not applying the premium allocation approach		3,215		1,291		—		—		1,437		90,880		—		—		—		96,823
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		1,546		289,620		2,253		18,910		312,329

Total reinsurance income	~~W~~	3,215	~~W~~	1,291	~~W~~	—	~~W~~	—	~~W~~	1,437	~~W~~	92,426	~~W~~	289,620	~~W~~	2,253	~~W~~	18,910	~~W~~	409,152

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

29.2 Details of insurance service results for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(716)	~~W~~	(1,039)	~~W~~	—	~~W~~	—	~~W~~	(1,163)	~~W~~	(84,631)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(87,549)
Changes in risk adjustment due to release of risk		(101)		(80)		—		—		(83)		(4,377)		—		—		—		(4,641)
Changes in contractual service margin recognized in profit or loss for the services received		(819)		(379)		—		—		(1,189)		(1,538)		—		—		—		(3,925)
Experience adjustments on reinsurance premiums for current and past service		504		907		—		—		177		(4,365)		—		—		—		(2,777)
Other reinsurance expenses		20		9		—		—		15		—		—		—		—		44

	~~W~~	(1,112)	~~W~~	(582)	~~W~~	—	~~W~~	—	~~W~~	(2,243)	~~W~~	(94,911)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(98,848)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(635)		(289,269)		(3,868)		(41,004)		(334,776)

Total reinsurance expense		(1,112)		(582)		—		—		(2,243)		(95,546)		(289,269)		(3,868)		(41,004)		(433,624)

Total insurance service result	~~W~~	172,793	~~W~~	5,872	~~W~~	34,251	~~W~~	61,488	~~W~~	(806)	~~W~~	514,544	~~W~~	48,882	~~W~~	15,058	~~W~~	(2,193)	~~W~~	849,889

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

29.3 Details of insurance finance income and expenses for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net interest income (expense)	~~W~~	12,443	~~W~~	41,979	~~W~~	309,565	~~W~~	325,351	~~W~~	67,685	~~W~~	2,593	~~W~~	(33,464)	~~W~~	726,152
Dividend income		1,479		15,309		11,489		8,413		7,991		5		25,709		70,395
Gain (loss) on valuation and disposal of securities		1,246		1,835,466		15,679		(7,960)		(287)		(633)		32,273		1,875,784
Gain (loss) on valuation and disposal of loans and other receivables		—		—		—		(15,583)		2,092		—		(2,373)		(15,864)
Gain (loss) related to derivatives		(4,211)		33,768		(147,248)		(185,376)		(157,911)		—		(12,912)		(473,890)
Gain (loss) related to investments in subsidiaries		—		—		(225)		(1,269)		—		—		3,537		2,043
Foreign exchange gain (loss)		3,638		63,793		157,397		172,357		142,016		313		8,863		548,377
Other investment income (loss)		(13,886)		14,723		50,881		(22,121)		206,861		(426)		(21,924)		214,108

		709		2,005,038		397,538		273,812		268,447		1,852		(291)		2,947,105

Investment income (expenses) recognized in other comprehensive income		(14,028)		—		(2,452,120)		(2,928,688)		(110,248)		(321)		(150,162)		(5,655,567)

Total investment income (expenses)	~~W~~	(13,319)	~~W~~	2,005,038	~~W~~	(2,054,582)	~~W~~	(2,654,876)	~~W~~	158,199	~~W~~	1,531	~~W~~	(150,453)	~~W~~	(2,708,462)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

29.3 Details of insurance finance income and expenses for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2026
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net interest income (expense)	~~W~~	—	~~W~~	(231)	~~W~~	(411,302)	~~W~~	(376,024)	~~W~~	(16,053)	~~W~~	—	~~W~~	—	~~W~~	(803,610)
Effect of changes in discount rates and financial assumptions		—		—		577		—		—		—		—		577
Effect of exchange rate fluctuations		—		(6,777)		(22,854)		—		(37,928)		—		—		(67,559)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(2,005,066)		—		—		—		—		—		(2,005,066)
Other insurance finance income (expenses)		—		—		—		(274)		(974)		(82)		—		(1,330)

		—		(2,012,074)		(433,579)		(376,298)		(54,955)		(82)		—		(2,876,988)

Insurance finance income (expenses) recognized in other comprehensive income		—		—		2,501,400		3,337,185		8,486		—		—		5,847,071

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(2,012,074)	~~W~~	2,067,821	~~W~~	2,960,887	~~W~~	(46,469)	~~W~~	(82)	~~W~~	—	~~W~~	2,970,083

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

29.3 Details of insurance finance income and expenses for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2026
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net interest income (expense)	~~W~~	—	~~W~~	—	~~W~~	(521)	~~W~~	8,521	~~W~~	5,480	~~W~~	—	~~W~~	—	~~W~~	13,480
Effect of changes in discount rates and financial assumptions		—		—		(2)		—		—		—		—		(2)
Effect of exchange rate fluctuations		—		—		(19)		—		39,005		—		—		38,986
Other reinsurance finance income (expenses)		—		—		(4)		1,839		35,968		6		—		37,809

		—		—		(546)		10,360		80,453		6		—		90,273

Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		11,567		(426)		(2,756)		—		—		8,385

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	—	~~W~~	11,021	~~W~~	9,934	~~W~~	77,697	~~W~~	6	~~W~~	—	~~W~~	98,658

Total	~~W~~	(13,319)	~~W~~	(7,036)	~~W~~	24,260	~~W~~	315,945	~~W~~	189,427	~~W~~	1,455	~~W~~	(150,453)	~~W~~	360,279

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

29.3 Details of insurance finance income and expenses for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net interest income (expense)	~~W~~	6,516	~~W~~	43,780	~~W~~	285,450	~~W~~	304,730	~~W~~	73,094	~~W~~	3,732	~~W~~	(24,551)	~~W~~	692,751
Dividend income		—		15,945		9,572		7,091		8,381		4		12,287		53,280
Gain (loss) on valuation and disposal of securities		(56)		420,681		(27,948)		76,188		22,456		131		15,274		506,726
Gain (loss) on valuation and disposal of loans and other receivables		—		—		—		(68)		2,560		—		(1,388)		1,104
Gain (loss) related to derivatives		2,618		17,888		91,684		120,624		124,115		—		—		356,929
Gain (loss) related to investments in subsidiaries		—		—		(334)		(310)		—		—		—		(644)
Foreign exchange gain (loss)		(3,094)		(66,130)		(131,599)		(139,450)		(131,797)		11		—		(472,059)
Other investment income (loss)		(9,184)		15,992		51,921		(47,589)		158,149		(323)		(1,826)		167,140

		(3,200)		448,156		278,746		321,216		256,958		3,555		(204)		1,305,227

Investment income (expenses) recognized in other comprehensive income		4,350		—		294,581		52,808		28,322		677		39,518		420,256

Total investment income (expenses)	~~W~~	1,150	~~W~~	448,156	~~W~~	573,327	~~W~~	374,024	~~W~~	285,280	~~W~~	4,232	~~W~~	39,314	~~W~~	1,725,483

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

29.3 Details of insurance finance income and expenses for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net interest income (expense)	~~W~~	—	~~W~~	(446)	~~W~~	(376,854)	~~W~~	(353,921)	~~W~~	(17,436)	~~W~~	—	~~W~~	—	~~W~~	(748,657)
Effect of changes in discount rates and financial assumptions		—		—		432		—		—		—		—		432
Effect of exchange rate fluctuations		—		7,832		21,788		—		33,993		—		—		63,613
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(448,584)		—		—		—		—		—		(448,584)
Other insurance finance income (expenses)		—		—		—		(1,242)		(30)		192		—		(1,080)

		—		(441,198)		(354,634)		(355,163)		16,527		192		—		(1,134,276)

Insurance finance income (expenses) recognized in other comprehensive income		—		(40)		(608,799)		(851,322)		(6,661)		—		—		(1,466,822)

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(441,238)	~~W~~	(963,433)	~~W~~	(1,206,485)	~~W~~	9,866	~~W~~	192	~~W~~	—	~~W~~	(2,601,098)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

29.3 Details of insurance finance income and expenses for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net interest income (expense)	~~W~~	—	~~W~~	—	~~W~~	(513)	~~W~~	8,770	~~W~~	4,293	~~W~~	—	~~W~~	—	~~W~~	12,550
Effect of changes in discount rates and financial assumptions		—		—		—		—		—		—		—		—
Effect of exchange rate fluctuations		—		—		30		—		(42,289)		—		—		(42,259)
Other reinsurance finance income (expenses)		—		—		—		2,973		11,530		84		—		14,587

		—		—		(483)		11,743		(26,466)		84		—		(15,122)

Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		4,269		2,424		3,742		—		—		10,435

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	—	~~W~~	3,786	~~W~~	14,167	~~W~~	(22,724)	~~W~~	84	~~W~~	—	~~W~~	(4,687)

Total	~~W~~	1,150	~~W~~	6,918	~~W~~	(386,320)	~~W~~	(818,294)	~~W~~	272,422	~~W~~	4,508	~~W~~	39,314	~~W~~	(880,302)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

30. Statements of Cash Flows

30.1 Details of cash and cash equivalents as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Cash	~~W~~	2,368,675	~~W~~	2,074,714
Checks issued by other banks		197,398		134,454
Due from the Bank of Korea		23,018,003		17,332,054
Due from other financial institutions		19,034,268		15,235,655
Disposal group held for sale [1]		859		5,858

		44,619,203		34,782,735

Due from financial institutions measured at fair value through profit or loss		63,347		64,437

		44,682,550		34,847,172

Deduction:
Restricted due from financial institutions [2]		(8,100,518)		(4,843,682)
Due from financial institutions with original maturities over three months		(1,078,214)		(982,926)

		(9,178,732)		(5,826,608)

	~~W~~	35,503,818	~~W~~	29,020,564

[1]	The cash and deposits classified as a disposal group held for sale as of June 30, 2026 and December 31, 2025 are included.
[2]	Items meeting the definition of cash are excluded.

30.2 Cash inflows and outflows from income tax, interest, and dividends for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	Activities	2026		2025
Income tax paid	Operating	~~W~~	469,224	~~W~~	391,612
Interest received	Operating		13,989,850		14,608,449
Interest paid	Operating		6,142,854		6,842,606
Dividends received	Operating		354,352		313,473
Dividends paid	Financing		1,065,669		735,940

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

31. Contingent Liabilities and Commitments

31.1 Details of acceptances and guarantees as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	139,951	~~W~~	110,728
Others		1,147,170		1,028,783

		1,287,121		1,139,511

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		153,397		215,808
Letter of guarantees		57,651		76,496
Bid bond		13,420		2,253
Performance bond		1,953,158		2,039,924
Refund guarantees		3,260,082		3,277,694
Others		5,634,660		4,787,138

		11,072,368		10,399,313

Financial guarantee contracts:
Acceptances and guarantees for mortgage		23,341		19,673
Overseas debt guarantees		502,711		406,900
International financing guarantees in foreign currencies		1,264,085		1,138,481
Others		221,705		263,823

		2,011,842		1,828,877

		14,371,331		13,367,701

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,091,880		2,537,195
Refund guarantees		1,446,061		1,427,424

		4,537,941		3,964,619

	~~W~~	18,909,272	~~W~~	17,332,320

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

31.2 Details of commitments as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Commitments
Corporate loan commitments	~~W~~	58,423,297	~~W~~	56,218,691
Retail loan commitments		60,561,488		58,406,337
Credit line of credit cards		93,232,194		89,718,829
Purchase of other securities		10,752,825		9,133,299

		222,969,804		213,477,156

Financial guarantee contracts
Credit line		2,212,818		3,689,143
Purchase of securities		2,893,442		1,691,300

		5,106,260		5,380,443

	~~W~~	228,076,064	~~W~~	218,857,599

31.3 Other Matters

a) As of June 30, 2026, the Group has 110 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~466,510 million, and 374 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ~~W~~1,191,885 million, arising from business activities. Additional losses resulting from the outcomes of these lawsuits are not predictable. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~	64,759

Kookmin Bank invested the assets entrusted by OO Invest Trust Management in the Fairfield Sentry Limited and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff. (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.)

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking the return of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

The defendant’s motion to dismiss was denied, and the case is currently proceeding on the merits. [Related litigation is pending before the U.S Bankruptcy Court for the Southern District of New York (Case No. 10-3777)]

The financial impact on Kookmin Bank is not significant because the likelihood of winning the lawsuit is high

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

31.3 Other Matters (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Return of unjust enrichment	1	168,400

As MTS Bank, which was trading with Kookmin Bank through a foreign exchange account, was listed on the SDN (Specifically Designated Nationals) list of the Office of Foreign Assets Control (OFAC) under the U.S. Treasury Department, Kookmin Bank froze the foreign currency account in the name of MTS Bank.

Accordingly, MTS Bank filed a lawsuit seeking the return of the account balance to the Moscow City Commercial Court in Russia

Responding in accordance with the schedule of the local court proceedings (following the first-instance judgment rendered against the Bank on December 2, 2025, the Bank is currently responding to the appellate proceedings).

Due to compliance with U.S. OFAC regulations, it is difficult to predict the likelihood of success in the litigation being conducted before the Russian courts. However, the amount in dispute can be covered by the balance in the plaintiff’s account, and a financial impact equivalent to delayed interest is expected for Kookmin Bank.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

31.3 Other Matters (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
KB Securities Co., Ltd.	Request for the return of unjust enrichment and transaction amount (Australian fund)	1	34,453	As an investment broker for a private fund that lends money to a corporation (borrower) investing in Australian disability apartment rental business, KB Securities Co., Ltd. brokered investments of ~~W~~326,500 million in trust products and funds to individual and institutional investors. However, due to the local Australian borrower’s breach of contract, the fund management was suspended, and related to this, a lawsuit was filed against KB Securities Co., Ltd. for the return of unjust enrichment and transaction amount.	The second trial is in progress (The first trial: On February 14, 2024, a ruling was made to pay the principal investment of ~~W~~12,200 million and the delayed interest on it.)

Meanwhile, the Group has recognized a provision for litigation amounting to ~~W~~75,867 million in the financial statements in relation to the pending lawsuit in which it is a defendant as of June 30, 2026 (Note 17.5).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

31.3 Other Matters (cont’d)

b) As of June 30, 2026, there are a total of five pending lawsuits related to the wage peak system, amounting to ~~W~~37,289 million. This includes four cases for Kookmin Bank with a total claim amount of ~~W~~37,125 million, and one case for KB Life Insurance Co., Ltd. with a claim amount of ~~W~~164 million. The amount and timing of potential outflows of resources are currently unpredictable.

c) As of June 30, 2026, KB Real Estate Trust Co., Ltd. is undertaking 12 completion-guaranteed land trust projects (including Busan Kyungbo Industrial Development project), under which it assumes the obligations to complete construction of the contractor fails to fulfill its completion obligations, and is liable to compensate the lending financial institutions for any losses arising from any failure to fulfill such obligations.

The total PF loan commitment limit related to these completion-guarantee land trust projects amounted to ~~W~~1,131,200 million, of which ~~W~~841,300 million represents outstanding balance (including unpaid interest) as of June 30, 2026. In connection with these projects, the Group recognized provisions totaling ~~W~~9,200 million as of June 30, 2026 for the expected losses associated with trust-account exposures arising from the completion obligations. In addition, the Group recognized additional provisions totaling ~~W~~319,100 million as of June 30, 2026 for the estimated losses related to potential liability for damages that may arise if the completion obligations are not fulfilled.

As of June 30, 2026, a total of 11 projects (all of which have been completed) remain where completion obligations were not fulfilled within the contractual period. The PF loan commitment limits for these projects amount to ~~W~~1,034,600 million, and outstanding balance (including unpaid interest) amount to ~~W~~805,100 million. Of these, eight completed projects are subject to ongoing litigation, involving a total of 15 legal cases with an aggregate claim amount of ~~W~~496,500 million; the PF loan commitment limits and outstanding balance (including unpaid interest) for these projects amount to ~~W~~881,100 million and ~~W~~734,800 million, respectively.

d) During the year ended December 31, 2024, the Financial Supervisory Service conducted regular inspections covering the overall operations of the subsidiaries, Kookmin Bank and KB Life Insurance Co., Ltd., and during the year ended December 31, 2025, conducted a regular inspection covering the overall operations of the subsidiary, KB Securities Co., Ltd.

In this regard, the subsidiaries, Kookmin Bank, KB Life Insurance Co., Ltd., and KB Securities Co., Ltd., have received the inspection results from the Financial Supervisory Service. Certain sanctions and corrective action requirements for each company are expected to be additionally notified in the future.

e) Kookmin Bank and KB Securities Co., Ltd. are currently under investigation by the Fair-Trade Commission regarding alleged collusive conduct among financial institutions. The outcome of the investigation cannot be predicted at this time.

f) As of June 30, 2026, KB PRASAC BANK PLC. is currently undergoing a tax audit by the tax authorities. The outcome of the tax audit cannot be predicted at this time.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

31.3 Other Matters (cont’d)

g) As of June 30, 2026, PT Bank KB Indonesia Tbk. is currently undergoing a tax audit by the tax authorities. The outcome of the tax audit cannot be predicted at this time.

h) On April 7, 2023, Kookmin Bank entered into a share subscription right transfer agreement with STIC Eugene Star Holdings Inc. (hereinafter referred to as “STIC”), under which STIC agreed to acquire 31,900,000,000 newly issued shares at a price of IDR 3.19 trillion to be issued in a capital increase by PT Bank KB Indonesia Tbk, a subsidiary of Kookmin Bank.

As a result of the agreement, after STIC’s acquisition of the shares, Kookmin Bank holds a call option to purchase the shares held by STIC for a six-month period commencing 2 years and 6 months after the acquisition date. Kookmin Bank did not exercise the call option during the exercise period, and accordingly, STIC holds a put option to sell the shares to Kookmin Bank within one year following the expiration of the call option exercise period.

i) As of June 30, 2026, KB Real Estate Trust Co., Ltd. may lend up to ~~W~~4,424,700 million to trust accounts, which represents a portion of the total project cost related to borrowing-type land trust contracts (including maintenance and redevelopment projects). Whether KB Real Estate Trust Co., Ltd. provides such trust account loans does not constitute an unconditional payment obligation and is determined after comprehensively considering various factors, including the funding plan of its own accounts and the cash flow projections of the trust business.

j) On July 1, 2025, Kookmin Bank entered into a share purchase agreement with a third party for the sale of its equity interest in its subsidiary, PT KB Bukopin Finance, and is currently in the process of carrying out the procedures necessary to complete the disposal. Upon completion of the transaction as planned, Kookmin Bank will lose control over PT KB Bukopin Finance.

k) As of June 30, 2026, the tax audit of KB Capital Co., Ltd. has been completed, and the assessed tax amount is scheduled to be paid during the third quarter of 2026.

l) Pursuant to the plan to establish a financial holding company approved by the Indonesian Financial Services Authority (OJK) on August 5, 2026, the Group plans to transfer all shares in its Indonesian subsidiaries held by subsidiaries within the Group to a financial holding company to be established in Indonesia. The financial holding company will become a subsidiary of Kookmin Bank. The related restructuring of the ownership structure is required to be completed within one year from the date of approval.

m) On August 13, 2026, KB Kookmin Bank Co., Ltd. received a notice of tax audit from the Seoul Regional Tax Office. The outcome of the tax audit cannot be predicted at this time.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

32. Subsidiaries

32.1 Details of major consolidated subsidiaries as of June 30, 2026, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Jun. 30	Banking and foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Jun. 30	Credit card and installment financing
	KB Asset Management Co., Ltd.	100.00	Korea	Jun. 30	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Jun. 30	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Jun. 30	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Jun. 30	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Jun. 30	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Jun. 30	Software advisory, development, and supply
	KB Securities Co., Ltd.	100.00	Korea	Jun. 30	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Jun. 30	Non-life insurance
	KB Life Insurance Co., Ltd.	100.00	Korea	Jun. 30	Life insurance
Kookmin Bank	KB PRASAC BANK PLC.	100.00	Cambodia	Jun. 30	Banking and foreign exchange transaction
	Kookmin Bank China Ltd.	100.00	China	Jun. 30	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Jun. 30	Microfinance services
	PT Bank KB Bukopin Syariah [5]	95.92	Indonesia	Jun. 30	Banking
	PT KB Bukopin Finance 6 8	99.24	Indonesia	Jun. 30	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Jun. 30	Banking and foreign exchange transaction
	KB FUND PARTNERS Co., Ltd.	100.00	Korea	Jun. 30	Other financial services

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

32.1 Details of major consolidated subsidiaries as of June 30, 2026, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
Kookmin Bank, KB Kookmin Card Co., Ltd., KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Capital Co., Ltd.	PT Bank KB Indonesia,Tbk. [7]	67.57	Indonesia	Jun. 30	Banking and foreign exchange transaction
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Jun. 30	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00	China	Jun. 30	Investment advisory and securities trading
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	99.81	Vietnam	Jun. 30	Investment advisory and securities trading
	KB FINA COMPANY LIMITED [4]	100.00	Vietnam	Jun. 30	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00	Indonesia	Jun. 30	Investment advisory and securities trading
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Jun. 30	Management service
	KBFG Insurance(China) Co., Ltd.	100.00	China	Jun. 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Jun. 30	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Jun. 30	Claim service
	KB Sonbo CNS	100.00	Korea	Jun. 30	Management service
	KB Healthcare Co., Ltd.	100.00	Korea	Jun. 30	Information and communication
KB Life Insurance Co., Ltd.	KB Life Partners Co., Ltd.	100.00	Korea	Jun. 30	Insurance agent
	KB Golden Life Care Co., Ltd.	100.00	Korea	Jun. 30	Service
KB Kookmin Card Co., Ltd.	KB Credit Information Co., Ltd.	100.00	Korea	Jun. 30	Collection of receivables or credit investigation
	KB Daehan Specialized Bank Plc.[2]	97.50	Cambodia	Jun. 30	Specialized Credit Finance
	PT. KB Finansia Multi Finance	85.00	Indonesia	Jun. 30	Specialized Credit Finance
	KB J Capital Co., Ltd.	77.40	Thailand	Jun. 30	Specialized Credit Finance
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Jun. 30	Auto Installment finance
	KB Fintech Co., Ltd.[3]	95.95	Korea	Jun. 30	E-commerce

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

32.1 Details of major consolidated subsidiaries as of June 30, 2026, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Jun. 30	Auto Installment finance
Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Jun. 30	Service
KB Asset Management Co., Ltd.	PT KB Valbury Capital Management [1]	70.00	Indonesia	Jun. 30	Collective investment
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Jun. 30	Collective investment

[1]

During the first quarter of 2024, PT Valbury Capital Management was changed from a sub-subsidiary of KB Securities Co., Ltd. to a subsidiary of KB Asset Management Co., Ltd., and its name was changed to PT KB Valbury Asset Management during the second quarter of 2024.

[2]	KB DAEHAN SPECIALIZED BANK PLC. (merging entity) merged with i-Finance Leasing PLC. (merged entity) on December 19, 2024.
[3]	On October 14, 2024, Teamwink Co., Ltd. changed its name to KB Fintech Co., Ltd.
[4]	During the first quarter of 2025, KB FINA Joint Stock Company changed its name to KB FINA COMPANY LIMITED.
[5]	During the third quarter of 2025, PT Bank Syariah Bukopin changed its name to PT Bank KB Bukopin Syariah.
[6]	During the third quarter of 2025, PT Bukopin Finance changed its name to PT KB Bukopin Finance.
[7]	During the third quarter of 2025, PT Bank KB Bukopin,Tbk. changed its name to PT Bank KB Indonesia,Tbk.
[8]	The disposal group was classified as held for sale, as of June 30, 2026.

32.2 Details of consolidated structured entities as of June 30, 2026, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 81 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or acquiring subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No.2 and 253 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

32.3 Condensed financial information of major subsidiaries as of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)

	June 30, 2026						2026
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	626,871,068	~~W~~	588,097,610	~~W~~	38,773,458	~~W~~	27,668,859	~~W~~	2,225,402	~~W~~	2,175,560
KB Securities Co., Ltd. [1,2]		102,789,277		94,579,381		8,209,896		20,561,940		796,291		636,978
KB Insurance Co., Ltd. [1,2]		44,637,350		38,380,894		6,256,456		7,413,345		478,792		604,096
KB Kookmin Card Co., Ltd. [1]		31,284,994		25,584,927		5,700,067		2,169,923		218,931		266,137
KB Life Insurance Co., Ltd.[1,2]		35,190,078		32,324,608		2,865,470		3,588,762		141,565		176,886
KB Asset Management Co., Ltd. [1]		533,542		115,431		418,111		191,844		83,054		83,194
KB Capital Co., Ltd. [1,2]		18,611,330		15,976,549		2,634,781		1,304,649		138,132		140,521
KB Real Estate Trust Co., Ltd.		1,333,431		949,878		383,553		56,552		(153,119)		(153,137)
KB Savings Bank Co., Ltd.		2,264,759		2,089,627		175,132		88,611		(2,076)		(2,119)
KB Investment Co., Ltd. [1]		1,813,197		1,448,475		364,722		232,080		22,800		22,865
KB Data System Co., Ltd. [1]		83,777		49,936		33,841		156,631		3,428		3,857

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

32.3 Condensed financial information of major subsidiaries as of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2025						2025
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	584,934,967	~~W~~	545,979,326	~~W~~	38,955,641	~~W~~	24,981,037	~~W~~	2,187,605	~~W~~	1,040,854
KB Securities Co., Ltd. [1,2]		76,461,426		69,572,471		6,888,955		6,199,092		338,865		312,227
KB Insurance Co., Ltd. [1,2]		45,377,597		39,725,458		5,652,139		7,077,298		558,141		10,436
KB Kookmin Card Co., Ltd. [1]		30,235,710		24,597,933		5,637,777		2,196,970		181,269		154,386
KB Life Insurance Co., Ltd.[1,2]		35,585,902		32,795,927		2,789,975		1,703,309		116,477		(108,483)
KB Asset Management Co., Ltd. [1]		697,405		302,373		395,032		176,094		71,542		70,637
KB Capital Co., Ltd. [1,2]		18,163,063		15,483,517		2,679,546		1,381,854		124,142		124,066
KB Real Estate Trust Co., Ltd.		1,124,017		730,006		394,011		121,088		(21,865)		(21,867)
KB Savings Bank Co., Ltd.		2,219,824		2,042,573		177,251		101,197		922		904
KB Investment Co., Ltd. [1]		1,675,994		1,334,136		341,858		99,138		2,989		2,963
KB Data System Co., Ltd. [1]		85,289		55,304		29,985		140,180		4,566		4,438

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

32.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

32.4.1 The Group has provided payment guarantees of ~~W~~3,967,670 million to KBD TOWER 1ST LLC and other consolidated structured entities

32.4.2 The Group has provided capital commitment to 88 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~3,224,026 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

32.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

32.5 Changes in Subsidiaries

32.5.1 Subsidiaries newly included in consolidation for the six-month period ended June 30, 2026, are as follows:

Company	Reasons of obtaining control
Daol Private Securities Investment Trust K-1 and 13 others	Holds more than half of the ownership interests

KB Hakha First Co., Ltd. and 21 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt

KB Onkookmin 2030 TDF Fund(FoFs)(UH) and 16 others	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests

KB Deep Tech Scale Up fund and 2 others	Holds the power as an executive partner and is exposed to variable returns through significant ownership interests.

32.5.2 Subsidiaries excluded from consolidation for the six-month period ended June 30, 2026, are as follows:

Company	Reasons of losing control
Newstar Songam 1st Co.,ltd. and 21 others	Termination of the commitments

KB Core Blind Private Real Estate Investment Trust No. 1 and 6 others	Liquidation

KB RISE KTB 10Y Futures ETF and 5 others	Disposal

KB RISE Short-Term MSB ETF and 6 others	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements.

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)

		2026	2025
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~ 3,932	~~W~~ 3,025
	Interest income	211	—
	Reversal of credit losses	299	—
Korea Credit Bureau Co., Ltd.	Interest expense	14	2
	Fee and commission income	322	341
	Fee and commission expense	5,967	6,249
	Insurance income	2	2
	Other operating expenses	—	5
Incheon Bridge Co., Ltd.	Interest income	2,796	4,382
	Interest expense	636	362
	Fee and commission income	21	21
	Fee and commission expense	6	6
	Insurance income	135	118
	Gains on financial instruments at fair value through profit or loss	—	144
	Losses on financial instruments at fair value through profit or loss	1,492	—
	Reversal of credit losses	2	2
	Provision for credit losses	1	—
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income	45	50
	Interest income	3,227	2,441
	Interest expense	375	290
	Provision for credit losses	—	1
	Reversal of credit losses	3	—
	General and administrative expenses	5,495	5,739
	Other Income	—	917
	Other expense	—	59
Food Factory Co., Ltd.	Interest income	31	23
	Insurance income	2	2
	Reversal of credit losses	1	—
	Provision for credit losses	—	1
Dongjo Co., Ltd.	Interest income	357	—
POSCO-KB Shipbuilding Fund	Fee and commission income	—	(34)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

		2026		2025
Big Dipper Co., Ltd.	Fee and commission expense	~~W~~	144	~~W~~	138
	Reversal of credit losses		—		2
	Provision for credit losses		4		—
KB-TS Technology Venture Private Equity Fund	Fee and commission income		8		84
KB-SJ Tourism Venture Fund	Fee and commission income		(15)		254
Banksalad Co., Ltd. *	Gains on financial instruments at fair value through profit or loss		—		443
	Fee and commission income		—		25
Bioprotect Ltd. *	Gains on financial instruments at fair value through profit or loss		8,000		—
	Losses on financial instruments at fair value through profit or loss		—		366
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		33		7
	Gains on financial instruments at fair value through profit or loss		183		—
	Losses on financial instruments at fair value through profit or loss		1,150		3,547
RMGP Bio-Pharma Investment, L.P.	Gains on financial instruments at fair value through profit or loss		2		—
	Losses on financial instruments at fair value through profit or loss		—		2
KB-MDI Centauri Fund LP	Fee and commission income		214		193
	Gains on financial instruments at fair value through profit or loss		1,413		203
	Losses on financial instruments at fair value through profit or loss		1,111		1,575
Hibiscus Fund LP	Fee and commission income		58		142
	Gains on financial instruments at fair value through profit or loss		1,078		1,155
	Losses on financial instruments at fair value through profit or loss		1,156		380
RMG-KB BP Management Ltd.	Gains on financial instruments at fair value through profit or loss		43		—
	Losses on financial instruments at fair value through profit or loss		—		28
RMG-KB BioAccess Fund L.P.	Fee and commission income		191		177
	Gains on financial instruments at fair value through profit or loss		1,407		—
	Losses on financial instruments at fair value through profit or loss		120		1,361
S&E Bio Co., Ltd.	Interest income		38		37
	Interest expense		—		3
	Reversal of credit losses		4		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

		2026		2025
Contents First Inc.	Interest income	~~W~~	192	~~W~~	192
	Interest expense		5		8
	Losses on financial instruments at fair value through profit or loss		675		98
	Provision for credit losses		43		14
Pin Therapeutics Inc.	Interest expense		—		107
	Provision for credit losses		20		—
	Reversal of credit losses		—		1
Wyatt Corp. *	Gains on financial instruments at fair value through profit or loss		—		1,152
	Insurance income		—		40
Spark Biopharma Inc. *	Interest expense		—		47
	Reversal of credit losses		1		2
	Gains on financial instruments at fair value through profit or loss		1,220		173
	Losses on financial instruments at fair value through profit or loss		213		69
Skydigital Inc.	Fee and commission income		1		1
SO-MYUNG Recycling Co., Ltd.	Insurance income		3		—
KB No.21 Special Purpose Acquisition Company *	Interest expense		—		(1)
KB No.25 Special Purpose Acquisition Company *	Interest expense		—		19
	Gains on financial instruments at fair value through profit or loss		—		75
KB No.26 Special Purpose Acquisition Company *	Interest expense		—		(29)
	Losses on financial instruments at fair value through profit or loss		—		145
KB No.27 Special Purpose Acquisition Company	Interest expense		63		74
	Gains on financial instruments at fair value through profit or loss		—		232
	Losses on financial instruments at fair value through profit or loss		3,463		—
KB No.28 Special Purpose Acquisition Company *	Interest expense		—		9
	Gains on financial instruments at fair value through profit or loss		—		96
KB No.29 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		22		101
	Interest expense		23		26
KB No.30 Special Purpose Acquisition Company	Interest expense		16		20
	Gains on financial instruments at fair value through profit or loss		60		86

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

		2026		2025
KB No.31 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss	~~W~~	—	~~W~~	141
	Losses on financial instruments at fair value through profit or loss		77		—
	Interest expense		20		25
KB No.32 Special Purpose Acquisition Company	Interest expense		12		12
	Losses on financial instruments at fair value through profit or loss		137		—
KB No.33 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		329		—
	Interest expense		25		1
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		39		39
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		139		160
TeamSparta Inc. *	Fee and commission income		—		3
	Interest expense		—		87
Newavel Co., Ltd.	Fee and commission income		—		1
SuperNGine Co., Ltd.	Interest income		—		20
	Reversal of credit losses		—		19
	Gains on financial instruments at fair value through profit or loss		874		—
	Losses on financial instruments at fair value through profit or loss		83		—
Desilo Inc.	Interest income		—		7
Turing Co., Ltd.	Interest expense		8		—
	Interest income		20		21
Grinergy Co., Ltd.	Provision for credit losses		1		—
	Gains on financial instruments at fair value through profit or loss		23		307
Chabot Mobility Co., Ltd. *	Fee and commission income		—		1
	Interest expense		—		5
	Fee and commission expense		—		1,109
Wemade Connect Co., Ltd.	Insurance income		3		3
	Interest expense		114		93
	Reversal of credit losses		—		2
	Gains on financial instruments at fair value through profit or loss		245		1,492
TMAP Mobility Co., Ltd.	Interest expense		367		1,192
	Fee and commission income		3		1
	Fee and commission expense		391		451
	Insurance income		736		1,433
Nextrade Co., Ltd.	Fee and commission income		1		1
	Interest expense		—		374

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

		2026		2025
WJ Private Equity Fund No.1	Fee and commission income	~~W~~	3	~~W~~	3
UPRISE, Inc.	Gains on financial instruments at fair value through profit or loss		90		104
	Losses on financial instruments at fair value through profit or loss		—		95
Channel Corporation	Interest expense		1		—
	Losses on financial instruments at fair value through profit or loss		—		280
	Gains on financial instruments at fair value through profit or loss		1,204		7,673
Stratio, Inc.	Gains on financial instruments at fair value through profit or loss		67		—
CellinCells Co., Ltd. *	Provision for credit losses		—		1
KB Social Impact Investment Fund	Fee and commission income		100		100
KB-UTC Inno-Tech Venture Fund	Fee and commission income		84		63
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		367		402
2020 KB Fintech Renaissance Fund	Fee and commission income		—		59
FineKB Private Equity Fund No.1	Fee and commission income		150		220
	Gains on financial instruments at fair value through profit or loss		—		32
Paramark KB Fund No.1	Fee and commission income		74		75
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income		613		629
	Gains on financial instruments at fair value through profit or loss		—		1
KB-KTB Technology Venture Fund	Fee and commission income		171		209
Bluepointpartners Inc. *	Losses on financial instruments at fair value through profit or loss		—		20
KB-Solidus Global Healthcare Fund *	Fee and commission income		1,087		—
	Gains on financial instruments at fair value through profit or loss		—		3,300
ASSEMBLE CORPORATION	Gains on financial instruments at fair value through profit or loss		1,578		—
	Interest income		56		65
	Insurance income		1		1
	Reversal of credit losses		2		1
KB-GeneN Medical Venture Fund No.1	Fee and commission income		44		44
KB-BridgePole Venture Investment Fund No.2	Fee and commission income		52		52
KB Co-Investment Private Equity Fund No.1	Fee and commission income		830		948
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income		529		507
KB-FT Green Growth 1st Technology Investment Association	Fee and commission income		53		67

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

		2026		2025
KB-SUSUNG 1st Investment Fund	Fee and commission income	~~W~~	38	~~W~~	82
KB-SUSUNG 2nd Investment Fund	Fee and commission income		78		75
Seokwang T&I Co., Ltd	Insurance income		1		1
3D Interactive Co., Ltd.	Reversal of credit losses		1		1
	Losses on financial instruments at fair value through profit or loss		3		—
Bigwave Robotics Corp. *	Interest expense		—		(5)
	Provision for credit losses		1		7
	Gains on financial instruments at fair value through profit or loss		1,610		1,368
U-KB Credit No.1 Private Equity	Fee and commission income		480		480
KB-SOLIDUS Healthcare Investment Fund	Fee and commission income		407		426
AKK Robotech Valueup New Technology Investment Fund *	Fee and commission income		—		50
New Daegu Busan Expressway Co., Ltd.	Interest income		—		346
	Provision for credit losses		4		—
	Reversal of credit losses		1		—
	Interest expense		320		1,468
	Insurance income		222		202
AIM FUTURE, Inc.	Interest income		19		21
	Provision for credit losses		1		—
ADP Holdings Co., Ltd.	Interest expense		4		31
ADPGREEN	Interest expense		77		42
	Provision for credit losses		2		—
	Reversal of credit losses		—		5
	Insurance income		80		87
KB-CJ Venture Fund 1st	Fee and commission income		74		74
Ascent Global Fund III LP	Gains on financial instruments at fair value through profit or loss		315		—
	Losses on financial instruments at fair value through profit or loss		1,561		291
Elev8-Capital Fund I	Gains on financial instruments at fair value through profit or loss		334		—
	Losses on financial instruments at fair value through profit or loss		775		1,800
XL8 INC.	Gains on financial instruments at fair value through profit or loss		426		—
	Losses on financial instruments at fair value through profit or loss		—		454
SDT Inc.	Gains on financial instruments at fair value through profit or loss		658		—
	Losses on financial instruments at fair value through profit or loss		—		334

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

		2026		2025
DYNE MEDICAL GROUP Inc.	Interest income	~~W~~	31	~~W~~	29
	Interest expense		155		30
	Insurance income		2		2
	Provision for credit losses		216		—
	Reversal of credit losses		—		1
Bitgoeul Cheomdan Green 1st Co., Ltd.	Interest expense		1		1
Logpresso Inc.	Interest expense		102		1
	Gains on financial instruments at fair value through profit or loss		1,235		—
Onheal Co., Ltd.	Gains on financial instruments at fair value through profit or loss		659		—
	Losses on financial instruments at fair value through profit or loss		219		—
TriOar Inc.	Interest expense		14		56
	Gains on financial instruments at fair value through profit or loss		804		—
KB-VEP Contact Fund	Fee and commission income		30		30
SD Speed Co., Ltd.	Insurance income		—		1
Xpanner Inc.	Interest income		1		—
	Interest expense		3		—
	Insurance income		—		1
	Gains on financial instruments at fair value through profit or loss		16,835		573
	Losses on financial instruments at fair value through profit or loss		1,102		453
	Provision for credit losses		9		—
KB-Cyrus Tourism Venture Fund	Fee and commission income		169		169
FineKB Private Equity Fund No.2	Fee and commission income		35		69
GCSM Holdings Limited	Gains on financial instruments at fair value through profit or loss		2,150		—
MitoImmune Therapeutics	Losses on financial instruments at fair value through profit or loss		—		1,574
HonestAI Co., LTD.	Gains on financial instruments at fair value through profit or loss		955		—
KB Rejuvenation Fund *	Fee and commission income		38		74
Allra Fintech Corp.	Provision for credit losses		215		2
	Reversal of credit losses		1		—
	Interest expense		—		4
Yeoulhyulgangho	Interest expense		8		2
KB-IMM New Star Real Estate Private Fund I	Fee and commission income		179		227
KB-LB Middle Market Enterprises Innovation Private Equity Fund	Fee and commission income		446		595

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

		2026		2025
Semicolon Susong REITs Co., Ltd.	Interest income	~~W~~	521	~~W~~	78
	Fee and commission income		—		4,793
	Provision for credit losses		—		5
	Reversal of credit losses		2		—
	Insurance income		14		5
KB-Novus Genesis Private Equity Fund	Fee and commission income		73		17
AIM-KB-DOUBLE Connected Future Investment Fund	Fee and commission income		36		—
E&I Holdings *	Fee and commission income		—		3,446
WhaTap Laps Inc.	Fee and commission income		1		—
	Interest income		16		—
	Interest expense		15		60
	Gains on financial instruments at fair value through profit or loss		401		222
Streami Inc.	Gains on financial instruments at fair value through profit or loss		6,106		283
ANTIGRAVITY	Gains on financial instruments at fair value through profit or loss		41		—
	Interest income		1		1
	Provision for credit losses		—		1
KB a2z 2025 Fund	Fee and commission income		75		—
IMBiologics Corp. *	Gains on financial instruments at fair value through profit or loss		5,412		3,055
	Provision for credit losses		—		1
Koru Pharma Co., Ltd. *	Gains on financial instruments at fair value through profit or loss		5,596		—
	Insurance income		—		1
Aldaver	Interest expense		11		13
	Provision for credit losses		1		—
K-1 23th yeoksam Real Estate Investment Trust company Itd	Insurance income		5		—
	Interest expense		26		—
IMT TECHNOLOGY CO., LTD.	Insurance income		1		—
VP Inc.	Fee and commission income		178		—
	Fee and commission expense		632		—
Novorex Inc.	Gains on financial instruments at fair value through profit or loss		448		—
	Interest expense		2		—
	Provision for credit losses		4		6
	Reversal of credit losses		2		—
Xenohelix Co., Ltd.	Interest income		13		13
	Provision for credit losses		—		8
	Reversal of credit losses		1		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

		2026		2025
Al Spera Inc.	Interest expense	~~W~~	—	~~W~~	26
enParticle Co., Ltd	Interest expense		—		2
Emocog Inc.	Gains on financial instruments at fair value through profit or loss		655		—
	Interest expense		—		29
Lemontree Inc.	Fee and commission income		87		58
	Fee and commission expense		26		17
	Provision for credit losses		—		2
	Reversal of credit losses		2		—
ByL	Interest expense		85		—
KB-GVA Premier Mezzanine Investment Fund	Fee and commission income		65		—
KB-ANDA Deep Tech Venture Fund	Fee and commission income		119		—
JIN WOO CO., LTD.	Interest income		69		—
HyperAccel Co., Ltd.	Interest expense		2		—
MM Korea Beauty Co-Invest Private Equity Fund	Interest expense		2		—
KB Humanoid Fund	Fee and commission income		7		—
Break & Company Inc.	Gains on financial instruments at fair value through profit or loss		154		—
	Losses on financial instruments at fair value through profit or loss		397		—
Go2joy Co., Ltd.	Losses on financial instruments at fair value through profit or loss		1,200		—
NexThera Co., Ltd.	Gains on financial instruments at fair value through profit or loss		578		—
Neuroptika Inc.	Losses on financial instruments at fair value through profit or loss		627		—
GAME TALES	Losses on financial instruments at fair value through profit or loss		1,544		—
TKDS Co., Ltd	Other non-operating expenses		1		—
Others
Retirement pension	Fee and commission income		737		774
	Interest expense		35		13

*	Excluded from the Group’s related party as of June 30, 2026.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)		June 30, 2026		December 31, 2025
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,973	~~W~~	2,596
	Loans measured at amortized cost (gross amount)		4,000		85,000
	Allowances for credit losses		9		200
	Provisions		—		109
	Other liabilities		1		9
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		38		41
	Deposits		5,351		36,968
	Insurance liabilities		4		1
	Other liabilities		22		10
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		32,716		34,208
	Loans measured at amortized cost (gross amount)		53,394		59,515
	Allowances for credit losses		25		27
	Other assets		266		297
	Deposits		98,220		70,470
	Provisions		37		38
	Insurance liabilities		173		114
	Other liabilities		687		608
Jungdo Co., Ltd.	Deposits		4		4
Aju Good Technology Venture Fund	Deposits		31		39
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,746		149,597
	Allowances for credit losses		4		7
	Property and equipment		26,557		31,089
	Other assets		8,401		8,330
	Insurance liabilities		78		29
	Other liabilities		26,940		31,053
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		32		36
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)		2,770		2,941
	Allowances for credit losses		4		5
	Other assets		11		13
	Deposits		417		604
	Insurance liabilities		4		6
	Other liabilities		1		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2026		December 31, 2025
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	42	~~W~~	23
	Allowances for credit losses		3		1
	Deposits		—		51
	Other assets		—		42
	Other liabilities		—		10
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		271		270
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		1,503		2,432
	Other assets		48		15
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		24		22
Skydigital Inc.	Deposits		4		1
Spark Biopharma Inc. *	Financial assets at fair value through profit or loss		—		4,549
	Loans measured at amortized cost (gross amount)		—		23
	Deposits		—		1,145
	Other liabilities		—		2
	Allowances for credit losses		—		8
	Provisions		—		3
UPRISE, Inc.	Financial assets at fair value through profit or loss		2,024		1,934
Stratio, Inc.	Financial assets at fair value through profit or loss		1,067		1,000
HonestAI Co., LTD.	Financial assets at fair value through profit or loss		1,337		382
CellinCells Co., Ltd. *	Loans measured at amortized cost (gross amount)		—		3
	Allowances for credit losses		—		1
Channel Corporation	Financial assets at fair value through profit or loss		16,923		15,719
	Deposits		3,083		—
	Other liabilities		1		—
KB No.25 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		1,915
	Deposits		—		1,604
	Other liabilities		—		2
KB No.27 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,819		6,282
	Deposits		4,685		4,675
	Other liabilities		48		41

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2026		December 31, 2025
KB No.29 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	~~W~~	3,181	~~W~~	3,159
	Deposits		2,383		2,348
	Other liabilities		10		36
KB No.30 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,952		2,893
	Deposits		1,783		1,788
	Other liabilities		31		15
KB No.31 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		4,402		4,478
	Deposits		2,311		2,310
	Other liabilities		31		10
KB No.32 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,990		—
	Deposits		2,332		2,315
	Other liabilities		—		35
KB No.33 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		4,634		4,304
	Deposits		2,857		2,835
	Other liabilities		—		25
KB No.34 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		1,990		—
	Deposits		2,587		—
KB-Solidus Global Healthcare Fund *	Other assets		—		3,781
Bioprotect Ltd. *	Financial assets at fair value through profit or loss		—		5,606
ASSEMBLE CORPORATION	Financial assets at fair value through profit or loss		5,578		4,000
	Loans measured at amortized cost (gross amount)		1,760		1,862
	Allowances for credit losses		28		30
	Other assets		2		1
	Deposits		19		19
	Other liabilities		1		1
	Insurance liabilities		1		2
SO-MYUNG Recycling Co., Ltd.	Insurance liabilities		4		3
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		—		1,200

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2026		December 31, 2025
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	4,000	~~W~~	4,000
	Loans measured at amortized cost (gross amount)		2,000		2,009
	Other assets		3		3
	Deposits		7		224
	Other liabilities		1		2
	Allowances for credit losses		12		12
	Provisions		—		2
Bluepointpartners Inc. *	Financial assets at fair value through profit or loss		—		1,667
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		3,100		3,100
	Loans measured at amortized cost (gross amount)		499		555
	Other assets		1		1
	Allowances for credit losses		7		7
	Deposits		403		40
Contents First Inc.	Financial assets at fair value through profit or loss		10,992		11,667
	Loans measured at amortized cost (gross amount)		10,022		10,020
	Allowances for credit losses		64		22
	Other assets		2		3
	Deposits		285		133
	Provisions		2		2
	Other liabilities		4		4
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		19,328		19,026
	Other assets		214		—
OKXE Inc.	Financial assets at fair value through profit or loss		2,722		2,722
Newavel Co., Ltd.	Deposits		1		1
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)		39		20
	Financial assets at fair value through profit or loss		7,000		7,000
	Deposits		64		850
	Allowances for credit losses		12		2
	Provisions		1		1
IMBiologics Corp. *	Loans measured at amortized cost (gross amount)		—		1
	Financial assets at fair value through profit or loss		—		13,144

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2026		December 31, 2025
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	1	~~W~~	16
	Deposits		143		151
	Financial assets at fair value through profit or loss		2,787		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		3,168
	Deposits		2		2
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		900		900
	Allowances for credit losses		6		6
	Other assets		2		2
	Deposits		2,720		887
	Other liabilities		8		—
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss		12,102		11,857
	Loans measured at amortized cost (gross amount)		2		2
	Provisions		6		6
	Deposits		11,816		5,525
	Insurance liabilities		3		2
	Other liabilities		48		22
Nextrade Co., Ltd.	Loans measured at amortized cost (gross amount)		87		131
	Deposits		1,726		278
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)		94		116
	Allowances for credit losses		2		2
	Deposits		2		1
	Insurance liabilities		—		1
	Other liabilities		—		178
	Provisions		5		5
Grinergy Co., Ltd.	Loans measured at amortized cost (gross amount)		3		2
	Financial assets at fair value through profit or loss		7,321		7,297
	Allowances for credit losses		3		2
	Provisions		1		—
NexThera Co., Ltd.	Financial assets at fair value through profit or loss		3,577		3,000
FineKB Private Equity Fund No.1	Other assets		150		10
Paramark KB Fund No.1	Other liabilities		51		50
KB Social Impact Investment Fund	Other assets		100		200

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2026		December 31, 2025
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss	~~W~~	3,200	~~W~~	3,200
	Insurance liabilities		2		8
Hibiscus Fund LP	Financial assets at fair value through profit or loss		12,448		16,540
	Other assets		6		316
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss		22,278		15,709
	Other assets		191		—
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		676		494
KB Co-Investment Private Equity Fund No.1	Other assets		361		500
Neuroptika Inc.	Financial assets at fair value through profit or loss		5,251		5,879
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits		1,229		1,242
Glenwood Credit Private Equity Fund No.2	Deposits		678		—
Bigwave Robotics Corp. *	Loans measured at amortized cost (gross amount)		—		60
	Financial assets at fair value through profit or loss		—		4,290
	Allowances for credit losses		—		7
	Deposits		—		364
	Provisions		—		2
3D Interactive Co., Ltd.	Loans measured at amortized cost (gross amount)		3		2
	Financial assets at fair value through profit or loss		156		159
	Deposits		64		48
XL8 INC.	Financial assets at fair value through profit or loss		6,155		5,729
Elev8-Capital Fund I	Financial assets at fair value through profit or loss		25,130		13,877
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)		13		15
	Allowances for credit losses		3		4
	Deposits		106,707		115,401
	Other liabilities		39		43
	Insurance liabilities		244		27

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2026		December 31, 2025
AIM FUTURE, Inc.	Financial assets at fair value through profit or loss	~~W~~	2,000	~~W~~	2,000
	Loans measured at amortized cost (gross amount)		901		906
	Allowances for credit losses		5		5
	Other assets		1		1
	Deposits		131		140
	Provisions		2		2
Novorex Inc.	Financial assets at fair value through profit or loss		4,448		4,000
	Loans measured at amortized cost (gross amount)		30		14
	Allowances for credit losses		8		4
	Other liabilities		—		4
	Provisions		—		2
	Deposits		947		9,674
Seokwang T&I Co., Ltd	Insurance liabilities		1		2
ADP Holdings Co., Ltd.	Deposits		260		263
	Other liabilities		2		1
ADPGREEN	Loans measured at amortized cost (gross amount)		29		23
	Deposits		6,627		5,302
	Other liabilities		31		33
	Allowances for credit losses		3		3
	Provisions		—		1
	Insurance liabilities		14		94
Logpresso Inc.	Financial assets at fair value through profit or loss		10,234		9,000
	Loans measured at amortized cost (gross amount)		30		40
	Deposits		5,903		7,576
	Other liabilities		95		10
Onheal Co., Ltd.	Financial assets at fair value through profit or loss		10,440		10,000
Ascent Global Fund III LP	Financial assets at fair value through profit or loss		2,976		3,677
DYNE MEDICAL GROUP Inc.	Financial assets at fair value through profit or loss		10,503		3,001
	Loans measured at amortized cost (gross amount)		2,048		2,033
	Allowances for credit losses		18		16
	Provisions		4		5
	Other assets		1		1
	Deposits		13,582		356
	Other liabilities		151		6
	Insurance liabilities		3		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2026		December 31, 2025
TriOar Inc.	Financial assets at fair value through profit or loss	~~W~~	5,804	~~W~~	5,000
	Loans measured at amortized cost (gross amount)		14		12
	Deposits		1,138		4,088
	Other liabilities		—		20
Coxwave Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
SDT Inc.	Financial assets at fair value through profit or loss		4,531		3,873
Yeoulhyulgangho	Financial assets at fair value through profit or loss		500		500
	Deposits		1,054		783
	Other liabilities		6		2
IMM global Secondary 1-1 Equity Private Fund	Insurance liabilities		1		—
KB-VEP Contact Fund	Other assets		15		15
Xpanner Inc.	Financial assets at fair value through profit or loss		40,645		9,908
	Loans measured at amortized cost (gross amount)		1,000		—
	Allowances for credit losses		9		—
	Other assets		1		—
	Deposits		12,110		—
	Other liabilities		1		—
	Insurance liabilities		6		10
SD Speed Co., Ltd.	Insurance liabilities		—		1
Allra Fintech Corp.	Loans measured at amortized cost (gross amount)		16		26
	Allowances for credit losses		218		3
	Deposits		—		33
	Other assets		10,715		—
GCSM Holdings Limited	Financial assets at fair value through profit or loss		10,983		8,833
KB Rejuvenation Fund *	Other assets		—		38
FineKB Private Equity Fund No.2	Other assets		35		35
Koru Pharma Co., Ltd. *	Financial assets at fair value through profit or loss		—		7,890
	Deposits		—		197
	Insurance liabilities		—		12

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2026		December 31, 2025
WhaTap Laps Inc.	Loans measured at amortized cost (gross amount)	~~W~~	1,093	~~W~~	1,091
	Financial assets at fair value through profit or loss		6,660		6,259
	Other assets		1		1
	Allowances for credit losses		17		16
	Provisions		11		11
	Deposits		1,194		2,814
	Other liabilities		10		75
Streami Inc.	Financial assets at fair value through profit or loss		3,374		3,047
Lemontree Inc.	Financial assets at fair value through profit or loss		999		999
	Deposits		—		536
	Provisions		—		2
GAME TALES	Financial assets at fair value through profit or loss		1,456		3,000
HyperAccel Co., Ltd.	Financial assets at fair value through profit or loss		8,500		8,500
	Deposits		428		—
Aldaver	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		834		821
	Other liabilities		1		4
enParticle Co., Ltd	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		37		1,696
ALL ROUND DOCTORS Inc.	Financial assets at fair value through profit or loss		2,000		2,000
Emocog Inc.	Financial assets at fair value through profit or loss		4,655		4,000
	Deposits		670		704
ANTIGRAVITY	Financial assets at fair value through profit or loss		415		374
	Loans measured at amortized cost (gross amount)		32		38
	Allowances for credit losses		1		1
	Deposits		48		82
ByL	Loans measured at amortized cost (gross amount)		10		—
	Financial assets at fair value through profit or loss		14,967		14,967
	Deposits		5,189		8,968
	Other liabilities		100		55

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2026		December 31, 2025
KB a2z 2025 Fund	Other assets	~~W~~	38	~~W~~	24
Al Spera Inc.	Insurance liabilities		1		—
Semicolon Susong REITs Co., Ltd.	Loans measured at amortized cost (gross amount)		24,957		24,933
	Allowances for credit losses		3		5
	Other assets		170		173
	Insurance liabilities		24		9
K-1 23th yeoksam Real Estate Investment Trust company Itd	Deposits		6,700		—
	Other liabilities		25		—
	Insurance liabilities		8		3
IMT TECHNOLOGY CO., LTD.	Insurance liabilities		—		1
VP Inc.	Loans measured at amortized cost (gross amount)		—		2
	Other assets		36		—
	Other liabilities		107		109
	Insurance liabilities		—		1
	Deposits		57		51
eRoun & company Co., Ltd *	Deposits		—		1,127
	Other liabilities		—		7
RUMIKEU Holdings Inc.	Deposits		196		11
enscape Co., Ltd	Financial assets at fair value through profit or loss		7,000		—
Break & Company Inc.	Financial assets at fair value through profit or loss		1,756		—
	Deposits		539		—
Penta BM Investment Fund 1	Financial assets at fair value through profit or loss		6,111		—
MM Korea Beauty Co-Invest Private Equity Fund	Deposits		150		—
	Other liabilities		2		—
Willog Co., Ltd.	Financial assets at fair value through profit or loss		3,000		—
KB Humanoid Fund	Other assets		7		—
Mind Alive. Co., Ltd.	Insurance liabilities		2		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2026		December 31, 2025
Key management personnel	Loans measured at amortized cost (gross amount)	~~W~~	6,800	~~W~~	9,248
	Allowances for credit losses		25		24
	Other assets		7		9
	Deposits		17,428		12,740
	Provisions		—		1
	Insurance liabilities		3,772		2,927
	Other liabilities		360		362
Retirement pension	Other assets		803		632
	Other liabilities		760		1,154

*	Excluded from the Group’s related party as of June 30, 2026, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	41	~~W~~	38	~~W~~	(41)	~~W~~	38
Incheon Bridge Co., Ltd.		93,723		19		(7,632)		86,110
Star-Lord General Investors Private Real Estate Investment Company No.10		149,597		149		—		149,746
Food Factory Co., Ltd.		2,941		7		(178)		2,770
Big Dipper Co., Ltd.		23		42		(23)		42
RMGP Bio-Pharma Investment Fund, L.P.		2,432		—		(929)		1,503
RMGP Bio-Pharma Investment, L.P.		22		2		—		24
UPRISE, Inc.		1,934		90		—		2,024
Stratio, Inc.		1,000		67		—		1,067
HonestAI Co., LTD.		382		955		—		1,337
CellinCells Co., Ltd. *		3		—		(3)		—
KB No.25 Special Purpose Acquisition Company *		1,915		—		(1,915)		—
KB No.27 Special Purpose Acquisition Company		6,282		—		(3,463)		2,819
KB No.29 Special Purpose Acquisition Company		3,159		22		—		3,181
KB No.30 Special Purpose Acquisition Company		2,893		59		—		2,952
KB No.31 Special Purpose Acquisition Company		4,478		—		(76)		4,402
KB No.32 Special Purpose Acquisition Company		—		3,990		—		3,990
KB No.33 Special Purpose Acquisition Company		4,304		330		—		4,634
KB No.34 Special Purpose Acquisition Company		—		1,990		—		1,990
Channel Corporation		15,719		1,204		—		16,923
Bioprotect Ltd. *		5,606		—		(5,606)		—
ASSEMBLE CORPORATION		5,862		1,588		(112)		7,338
Go2joy Co., Ltd.		1,200		—		(1,200)		—
S&E Bio Co., Ltd.		6,009		—		(9)		6,000
Bluepointpartners Inc. *		1,667		—		(1,667)		—
Xenohelix Co., Ltd.		3,655		4		(60)		3,599
Contents First Inc.		21,687		22		(695)		21,014
KB-MDI Centauri Fund LP		19,026		302		—		19,328
OKXE Inc.		2,722		—		—		2,722
Checkmate Therapeutics Inc.		3,200		—		—		3,200
IMBiologics Corp. *		13,145		—		(13,145)		—
Spark Biopharma Inc. *		4,572		—		(4,572)		—
Pin Therapeutics Inc.		7,020		39		(20)		7,039
Hibiscus Fund LP		16,540		—		(4,092)		12,448

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2026
	Beginning		Loan		Collection		Ending
SuperNGine Co., Ltd.	~~W~~	2,012	~~W~~	792	~~W~~	(16)	~~W~~	2,788
Desilo Inc.		3,168		—		—		3,168
RMG-KB BioAccess Fund L.P.		15,709		6,569		—		22,278
RMG-KB BP Management Ltd.		494		182		—		676
Turing Co., Ltd.		3,900		—		—		3,900
Grinergy Co., Ltd.		7,299		27		(2)		7,324
NexThera Co., Ltd.		3,000		577		—		3,577
Wemade Connect Co., Ltd.		11,859		247		(2)		12,104
TMAP Mobility Co., Ltd.		116		94		(116)		94
Neuroptika Inc.		5,879		—		(628)		5,251
Bigwave Robotics Corp. *		4,350		—		(4,350)		—
3D Interactive Co., Ltd.		161		3		(5)		159
XL8 INC.		5,729		426		—		6,155
Elev8-Capital Fund I		13,877		11,253		—		25,130
AIM FUTURE, Inc.		2,906		1		(6)		2,901
New Daegu Busan Expressway Co., Ltd.		15		13		(15)		13
Novorex Inc.		4,014		478		(14)		4,478
Logpresso Inc.		9,040		1,264		(40)		10,264
Onheal Co., Ltd.		10,000		440		—		10,440
Ascent Global Fund III LP		3,677		—		(701)		2,976
DYNE MEDICAL GROUP Inc.		5,034		7,550		(33)		12,551
TriOar Inc.		5,012		818		(12)		5,818
Coxwave Co., Ltd.		3,000		—		—		3,000
SDT Inc.		3,873		658		—		4,531
Yeoulhyulgangho		500		—		—		500
ADPGREEN		23		29		(23)		29
Xpanner Inc.		9,908		31,737		—		41,645
GCSM Holdings Limited		8,833		2,150		—		10,983
Koru Pharma Co., Ltd. *		7,890		—		(7,890)		—
WhaTap Laps Inc.		7,350		518		(115)		7,753
Lemontree Inc.		999		—		—		999
GAME TALES		3,000		—		(1,544)		1,456
Streami Inc.		3,047		327		—		3,374
ANTIGRAVITY		412		43		(8)		447
HyperAccel Co., Ltd.		8,500		—		—		8,500
Aldaver		2,000		—		—		2,000
enParticle Co., Ltd		2,000		—		—		2,000
ALL ROUND DOCTORS Inc.		2,000		—		—		2,000
Emocog Inc.		4,000		655		—		4,655
ByL		14,967		10		—		14,977
Allra Fintech Corp.		26		16		(26)		16
Nextrade Co., Ltd.		131		87		(131)		87
VP Inc.		2		—		(2)		—
Balhae Infrastructure Company		85,000		—		(81,000)		4,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2026
	Beginning		Loan		Collection		Ending
Semicolon Susong REITs Co., Ltd.	~~W~~	24,933	~~W~~	24	~~W~~	—	~~W~~	24,957
enscape Co., Ltd		—		7,000		—		7,000
Break & Company Inc.		—		1,756		—		1,756
Penta BM Investment Fund 1		—		6,111		—		6,111
Willog Co., Ltd.		—		3,000		—		3,000
Key management personnel		9,248		1,473		(3,921)		6,800

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	155	~~W~~	(36)	~~W~~	155
Incheon Bridge Co., Ltd.		105,423		158		(5,262)		100,319
Star-Lord General Investors Private Real Estate Investment Company No.10		149,898		150,000		(150,448)		149,450
Food Factory Co., Ltd.		1,764		508		(173)		2,099
Big Dipper Co., Ltd.		43		22		(43)		22
RMGP Bio-Pharma Investment Fund, L.P.		7,205		—		(4,409)		2,796
RMGP Bio-Pharma Investment, L.P.		25		—		(4)		21
Wyatt Corp. *		3,000		—		(3,000)		—
Banksalad Co., Ltd. *		2,059		442		—		2,501
UPRISE, Inc.		1,817		9		—		1,826
Stratio, Inc.		1,000		—		—		1,000
HonestAI Co., LTD.		442		—		—		442
CellinCells Co., Ltd. *		2,001		4		(2,001)		4
KB No.21 Special Purpose Acquisition Company *		3,122		—		(3,122)		—
KB No.25 Special Purpose Acquisition Company *		1,850		75		—		1,925
KB No.26 Special Purpose Acquisition Company *		2,150		—		(144)		2,006
KB No.27 Special Purpose Acquisition Company		5,877		232		—		6,109
KB No.28 Special Purpose Acquisition Company *		2,113		95		—		2,208
KB No.29 Special Purpose Acquisition Company		3,015		3,223		(3,122)		3,116
KB No.30 Special Purpose Acquisition Company		2,835		87		—		2,922
KB No.31 Special Purpose Acquisition Company		4,301		141		—		4,442
KB No.33 Special Purpose Acquisition Company		—		2,090		—		2,090
Channel Corporation		20,141		—		(5,841)		14,300
MitoImmune Therapeutics		1,574		—		(1,574)		—
Bioprotect Ltd. *		4,628		671		—		5,299
ASSEMBLE CORPORATION		6,021		26		(21)		6,026
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		6,016		15		(16)		6,015
Bluepointpartners Inc. *		1,636		—		(20)		1,616
Xenohelix Co., Ltd.		3,104		557		(4)		3,657
Contents First Inc.		23,278		77		(163)		23,192
KB-MDI Centauri Fund LP		21,058		—		(5,195)		15,863
OKXE Inc.		2,722		—		—		2,722
Checkmate Therapeutics Inc.		3,200		—		—		3,200

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
Newavel Co., Ltd.	~~W~~	20	~~W~~	—	~~W~~	(20)	~~W~~	—
IMBiologics Corp. *		7,002		3,056		(2)		10,056
Spark Biopharma Inc. *		4,649		112		(15)		4,746
Pin Therapeutics Inc.		7,029		18		(29)		7,018
Hibiscus Fund LP		14,717		775		—		15,492
SuperNGine Co., Ltd.		2,478		2		(232)		2,248
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		9,379		—		(291)		9,088
RMG-KB BP Management Ltd.		344		1		—		345
Turing Co., Ltd.		3,900		—		—		3,900
Kukka Co., Ltd. *		2,490		—		(2,490)		—
Grinergy Co., Ltd.		1		7,961		(1)		7,961
NexThera Co., Ltd.		3,000		—		—		3,000
Chabot Mobility Co., Ltd. *		2,580		—		(2,580)		—
TeamSparta Inc. *		4,006		41		(4,006)		41
FutureConnect Co., Ltd. *		1,499		—		(1,499)		—
Wemade Connect Co., Ltd.		7,495		1,512		(29)		8,978
TMAP Mobility Co., Ltd.		73		45		(73)		45
Spoonlabs Co., Ltd. *		15,006		—		(15,006)		—
Neuroptika Inc.		5,879		—		—		5,879
Bigwave Robotics Corp. *		2,789		1,405		(39)		4,155
3D Interactive Co., Ltd.		2,306		2		(6)		2,302
XL8 INC.		5,869		—		(453)		5,416
Elev8-Capital Fund I		16,250		—		(1,800)		14,450
AIM FUTURE, Inc.		2,908		3		(8)		2,903
New Daegu Busan Expressway Co., Ltd.		24,264		17		(24,267)		14
Novorex Inc.		2,008		2,012		(8)		4,012
Logpresso Inc.		3,031		31		(31)		3,031
Onheal Co., Ltd.		10,000		—		—		10,000
Ascent Global Fund III LP		3,767		—		(291)		3,476
DYNE MEDICAL GROUP Inc.		5,023		10		(21)		5,012
TriOar Inc.		3,016		12		(16)		3,012
Coxwave Co., Ltd.		3,000		—		—		3,000
SDT Inc.		3,105		—		(334)		2,771
Yeoulhyulgangho		500		—		—		500
ADPGREEN		25		21		(25)		21
Xpanner Inc.		9,673		120		—		9,793
GCSM Holdings Limited		9,506		—		(9,506)		—
Qoala *		6,554		—		(6,554)		—
Allra Fintech Corp.		—		28		—		28
Koru Pharma Co., Ltd. *		—		7,890		—		7,890
ANTIGRAVITY		—		944		—		944
Semicolon Susong REITs Co., Ltd.		—		25,000		(92)		24,908
Seoul Robotics Co.,Ltd		—		13,247		—		13,247

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
WhaTap Laps Inc.	~~W~~	—	~~W~~	6,370	~~W~~	—	~~W~~	6,370
Lemontree Inc.		—		999		—		999
GAME TALES		—		3,000		—		3,000
Streami Inc.		—		2,754		—		2,754
HyperAccel Co., Ltd.		—		8,500		—		8,500
Aldaver		—		2,000		—		2,000
enParticle Co., Ltd		—		2,000		—		2,000
ALL ROUND DOCTORS Inc.		—		2,000		—		2,000
Emocog Inc.		—		4,000		—		4,000
Key management personnel		7,125		4,391		(4,058)		7,458

*	Excluded from the Group’s related party as of June 30, 2026.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.4 Details of significant borrowing transactions with related parties for six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36,968	~~W~~	—	~~W~~	—	~~W~~	(31,617)	~~W~~	5,351
Incheon Bridge Co., Ltd.		70,470		33,000		(20,000)		14,750		98,220
Jungdo Co., Ltd.		4		—		—		—		4
Skydigital Inc.		1		—		—		3		4
Aju Good Technology Venture Fund		39		—		—		(8)		31
KB-KDBC Pre-IPO New Technology Business Investment Fund		270		—		—		1		271
WJ Private Equity Fund No.1		36		—		—		(4)		32
KB No.25 Special Purpose Acquisition Company [2]		1,604		—		(1,516)		(88)		—
KB No.27 Special Purpose Acquisition Company		4,675		4,647		(4,600)		(37)		4,685
KB No.29 Special Purpose Acquisition Company		2,348		2,190		(2,148)		(7)		2,383
KB No.30 Special Purpose Acquisition Company		1,788		—		—		(5)		1,783
KB No.31 Special Purpose Acquisition Company		2,310		—		—		1		2,311
KB No.32 Special Purpose Acquisition Company		2,315		—		(2,000)		2,017		2,332
KB No.33 Special Purpose Acquisition Company		2,835		2,442		(2,400)		(20)		2,857
KB No.34 Special Purpose Acquisition Company		—		—		—		2,587		2,587
Food Factory Co., Ltd.		604		—		—		(187)		417
Big Dipper Co., Ltd.		51		—		—		(51)		—
ASSEMBLE CORPORATION		19		—		—		—		19
S&E Bio Co., Ltd.		224		—		(50)		(167)		7
Contents First Inc.		133		—		—		152		285
Newavel Co., Ltd.		1		—		—		—		1
Pin Therapeutics Inc.		850		—		—		(786)		64
Spark Biopharma Inc. [2]		1,145		11,418		(7,979)		(4,584)		—
SuperNGine Co., Ltd.		151		—		—		(8)		143
Desilo Inc.		2		—		—		—		2
Turing Co., Ltd.		887		2,300		—		(467)		2,720
TMAP Mobility Co., Ltd.		1		50,000		(50,000)		1		2
Nextrade Co., Ltd.		278		—		—		1,448		1,726
Chabot Mobility Co., Ltd. [2]		—		209		—		(209)		—
Wemade Connect Co., Ltd.		5,525		6,044		(2,000)		2,247		11,816
Channel Corporation		—		3,088		—		(5)		3,083
Bitgoeul Cheomdan Green 1st Co., Ltd.		1,242		—		—		(13)		1,229
Glenwood Credit Private Equity Fund No.2		—		—		—		678		678

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.4 Details of significant borrowing transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2026
	Beginning		Borrowing		Repayment		Others [1]		Ending
Bigwave Robotics Corp. [2]	~~W~~	364	~~W~~	—	~~W~~	—	~~W~~	(364)	~~W~~	—
3D Interactive Co., Ltd.		48		—		—		16		64
AIM FUTURE, Inc.		140		—		—		(9)		131
New Daegu Busan Expressway Co., Ltd.		115,401		—		—		(8,694)		106,707
Novorex Inc.		9,674		—		—		(8,727)		947
Xenohelix Co., Ltd.		40		—		—		363		403
ADP Holdings Co., Ltd.		263		523		(524)		(2)		260
ADPGREEN		5,302		11,700		(10,700)		325		6,627
Logpresso Inc.		7,576		—		(1,800)		127		5,903
DYNE MEDICAL GROUP Inc.		356		18,000		(6,000)		1,226		13,582
TriOar Inc.		4,088		2,000		(4,000)		(950)		1,138
Yeoulhyulgangho		783		1,000		(800)		71		1,054
Allra Fintech Corp.		33		—		—		(33)		—
Koru Pharma Co., Ltd. [2]		197		—		—		(197)		—
Emocog Inc.		704		—		—		(34)		670
WhaTap Laps Inc.		2,814		1,000		(2,650)		30		1,194
Aldaver		821		3,319		(3,306)		—		834
Lemontree Inc.		536		—		—		(536)		—
enParticle Co., Ltd		1,696		—		—		(1,659)		37
ANTIGRAVITY		82		—		—		(34)		48
ByL		8,968		3,200		(6,200)		(779)		5,189
eRoun & company Co., Ltd [2]		1,127		—		(300)		(827)		—
VP Inc.		51		—		—		6		57
RUMIKEU Holdings Inc.		11		—		—		185		196
MM Korea Beauty Co-Invest Private Equity Fund		—		150		—		—		150
Break & Company Inc.		—		—		—		539		539
HyperAccel Co., Ltd.		—		—		—		428		428
Xpanner Inc.		—		—		—		12,110		12,110
E&I Holdings [2]		—		4,709		—		(4,709)		—
K-1 23th yeoksam Real Estate Investment Trust company Itd		—		7,000		(300)		—		6,700
Key management personnel		12,740		15,325		(10,854)		217		17,428

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.4 Details of significant borrowing transactions with related parties for six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	40,570	~~W~~	—	~~W~~	—	~~W~~	(35,692)	~~W~~	4,878
Incheon Bridge Co., Ltd.		43,867		28,000		(25,000)		18,403		65,270
Jungdo Co., Ltd.		4		—		—		—		4
Iwon Alloy Co., Ltd.		2		—		—		(2)		—
Skydigital Inc.		30		—		—		(26)		4
Aju Good Technology Venture Fund		1,809		—		—		(1,770)		39
KB-KDBC Pre-IPO New Technology Business Investment Fund		39		—		—		3,515		3,554
WJ Private Equity Fund No.1		46		—		—		(7)		39
KB No.21 Special Purpose Acquisition Company [2]		2,247		—		(2,115)		(132)		—
KB No.25 Special Purpose Acquisition Company [2]		1,545		1,500		(1,545)		105		1,605
KB No.26 Special Purpose Acquisition Company [2]		1,763		—		(110)		(1,653)		—
KB No.27 Special Purpose Acquisition Company		4,613		—		—		(51)		4,562
KB No.28 Special Purpose Acquisition Company [2]		1,910		—		(1,890)		200		220
KB No.29 Special Purpose Acquisition Company		2,338		2,148		(2,100)		(27)		2,359
KB No.30 Special Purpose Acquisition Company		1,786		—		—		(22)		1,764
KB No.31 Special Purpose Acquisition Company		2,352		—		—		(76)		2,276
KB No.32 Special Purpose Acquisition Company		—		2,000		—		355		2,355
KB No.33 Special Purpose Acquisition Company		—		2,400		—		588		2,988
RAND Bio Science Co., Ltd. [2]		4		—		—		(4)		—
Food Factory Co., Ltd.		907		—		—		(15)		892
Big Dipper Co., Ltd.		123		—		—		(51)		72
Wyatt Corp. [2]		1		—		—		(1)		—
CellinCells Co., Ltd. [2]		13		—		—		(13)		—
ASSEMBLE CORPORATION		18		—		—		—		18
S&E Bio Co., Ltd.		772		430		(50)		(546)		606
4N Inc.		4		—		—		(2)		2
Contents First Inc.		729		—		—		(646)		83
Pin Therapeutics Inc.		11,133		—		(8,000)		(432)		2,701
Spark Biopharma Inc. [2]		4,759		6,492		(8,650)		(37)		2,564
SuperNGine Co., Ltd.		217		—		—		(190)		27
Desilo Inc.		3		—		—		(1)		2
Turing Co., Ltd.		819		—		—		(695)		124
TMAP Mobility Co., Ltd.		100,010		160,000		(200,000)		(9)		60,001

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.4 Details of significant borrowing transactions with related parties for six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Borrowing		Repayment		Others [1]		Ending
Nextrade Co., Ltd.	~~W~~	15,281	~~W~~	—	~~W~~	—	~~W~~	568	~~W~~	15,849
ZIPDOC Inc. [2]		1		—		—		(1)		—
TeamSparta Inc. [2]		18,635		—		—		(18,635)		—
Chabot Mobility Co., Ltd. [2]		631		—		—		(631)		—
Wemade Connect Co., Ltd.		5,465		6,036		(8,000)		691		4,192
Channel Corporation		6		—		—		(1)		5
Bitgoeul Cheomdan Green 1st Co., Ltd.		1,239		—		—		9		1,248
Glenwood Credit Private Equity Fund No.2		—		—		—		680		680
Bigwave Robotics Corp. [2]		501		—		(501)		—		—
3D Interactive Co., Ltd.		1,779		—		—		(1,748)		31
AIM FUTURE, Inc.		760		—		—		(260)		500
New Daegu Busan Expressway Co., Ltd.		150,007		61,000		(130,500)		(2,340)		78,167
Novorex Inc.		6		—		—		—		6
Xenohelix Co., Ltd.		302		—		—		(237)		65
ADP Holdings Co., Ltd.		2,058		6,124		(6,131)		(1)		2,050
ADPGREEN		1,802		4,400		(550)		298		5,950
Logpresso Inc.		457		874		(874)		(321)		136
DYNE MEDICAL GROUP Inc.		3,813		3,300		(5,300)		(854)		959
Onheal Co., Ltd.		5,001		—		—		(5,000)		1
TriOar Inc.		6,054		1,000		(4,500)		600		3,154
Yeoulhyulgangho		456		410		(610)		333		589
Allra Fintech Corp.		1,671		2,000		(3,000)		394		1,065
Koru Pharma Co., Ltd. [2]		—		100		—		24		124
Emocog Inc.		—		3,000		—		2		3,002
WhaTap Laps Inc.		—		—		—		3,541		3,541
Aldaver		—		—		—		849		849
Lemontree Inc.		—		—		—		618		618
enParticle Co., Ltd		—		—		—		2,644		2,644
ANTIGRAVITY		—		—		—		125		125
Grinergy Co., Ltd.		—		—		—		156		156
Key management personnel		15,365		18,166		(17,337)		(1,913)		14,281

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of June 30, 2026.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.5 Details of significant investment and withdrawal transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026				2025
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Associates and joint ventures
Balhae Infrastructure Company	~~W~~	—	~~W~~	37,145	~~W~~	—	~~W~~	4,660
POSCO-KB Shipbuilding Fund		—		850		—		250
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		—		—		600
KB-SJ Tourism Venture Fund		—		—		—		190
Korea Credit Bureau Co., Ltd.		—		450		—		90
KB-Solidus Global Healthcare Fund *		—		373		—		3,300
KB-Stonebridge Secondary Private Equity Fund		26		406		—		4,565
KB SPROTT Renewable Private Equity Fund No.1		—		—		—		5,535
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		—		4,910		3,609		3,918
2020 KB Fintech Renaissance Fund		—		—		—		165
KB-TS Technology Venture Private Equity Fund		—		83		39		—
Aju Good Technology Venture Fund		—		550		—		780
G payment Joint Stock Company		887		—		—		371
KB-KTB Technology Venture Fund		—		181		—		117
KB-SOLIDUS Healthcare Investment Fund		—		5,921		96		—
Paramark KB Fund No.1		342		1,121		3,690		—
FineKB Private Equity Fund No.1		—		—		—		2,200
KB No.21 Special Purpose Acquisition Company *		—		—		—		10
JS Private Equity Fund No.3 *		—		196		—		—
Star-Lord General Investors Private Real Estate Investment Company No.10		—		22		—		—
KB Co-Investment Private Equity Fund No.1		—		5,017		3,980		698
TMAP Mobility Co., Ltd.		—		50,072		—		—
POSITIVE Sobujang Venture Fund No.1 *		—		—		—		879
History 2022 Fintech Fund		—		—		—		1,500
KB-NP Green ESG New Technology Venture Capital Fund		238		8,826		9,014		—
KB-Badgers Future Mobility ESG Fund No.1		4,050		86		—		151
KB No.25 Special Purpose Acquisition Company *		—		5		—		—
KB No.26 Special Purpose Acquisition Company *		—		—		—		5
KB-SUSUNG 1st Investment Fund		—		195		—		855
Shinhan-Eco Venture Fund 2nd		25		43		25		—
2023 JB Newtech No.2 Fund *		—		—		—		1,406
U-KB Credit No.1 Private Equity		—		—		—		244
Timefolio Athleisure Investment Fund		—		1,600		—		—
AKK Robotech Valueup New Technology Investment Fund *		—		—		—		712
KB No.32 Special Purpose Acquisition Company		—		—		10		—
KB No.33 Special Purpose Acquisition Company		—		135		10		—
THE CHAEUL FUND NO.1 *		—		—		—		1,000
IMM global Secondary 1-1 Equity Private Fund		2,216		—		756		5
Elohim-Bilanx aerospace No.1 Fund		—		1,000		—		—
KB-CJ Venture Fund 1st		1,800		—		—		—
NOVORSEC-SJG Consumer Secondary Fund *		—		—		—		451

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.5 Details of significant investment and withdrawal transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)	2026				2025
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Allra Fintech Corp.	~~W~~	30	~~W~~	—	~~W~~	52	~~W~~	—
KB-SBI Global Strategic Capital Fund		11,136		16,439		7,672		—
KB-Cyrus Tourism Venture Fund		—		—		1,000		—
IBKS Design Fund *		—		2,000		—		—
KB-IMM New Star Real Estate Private Fund I		2,260		6,345		16,723		1,235
KB Rejuvenation Fund *		—		765		—		—
VIG Private Equity Fund V-3 *		—		—		55		—
KOENTEC Co. Ltd. *		—		—		—		107,428
E&I Holdings *		—		—		27,300		27,300
YG Al Industrial Automation Solutions FUND		—		—		2,000		—
KB-Novus Genesis Private Equity Fund		—		—		2,300		—
Semicolon Susong REITs Co., Ltd.		57		23,003		88,243		2,039
KB-LB Middle Market Enterprises Innovation Private Equity Fund		4,172		29		1,417		40
KB-IMM New Star Real Estate Private Fund II		15,836		398		—		—
KB-ANDA Deep Tech Venture Fund		1,250		—		—		—
DAYLI Fountainhead Blind Private Equity Fund II		—		—		750		—
Meritz-Hyundai Investment Real Estate Strategy No.1 Private Equity Fund		31,380		—		—		—
Smart Korea KB Future9-Sejong Venture Fund		—		275		1,000		7
VP Inc.		—		260		—		—
KB No.34 Special Purpose Acquisition Company		10		—		—		—
The Beauty GrowthCapital New Technology Finance Fund I		5,000		—		—		—
Wantedlab2607Fund		1,000		—		—		—
KB Humanoid Fund		1,130		—		—		—

*	Excluded from the Group’s related party as of June 30, 2026.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.6 Unused commitments provided to related parties as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won or in a US Dollar or Indian Rupee)		June 30, 2026		December 31, 2025
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
	Loan commitments in Korean won		—		65,000
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		562		559
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		81		85
TeamSparta Inc. *	Unused lines of credit for credit card		—		1
3D Interactive Co., Ltd.	Unused lines of credit for credit card		10		23
Food Factory Co., Ltd.	Unused lines of credit for credit card		52		45
CellinCells Co., Ltd. *	Unused lines of credit for credit card		—		9
Big Dipper Co., Ltd.	Unused lines of credit for credit card		—		21
ASSEMBLE CORPORATION	Unused lines of credit for credit card		5		3
Spark Biopharma Inc. *	Unused lines of credit for credit card		—		27
IMBiologics Corp. *	Unused lines of credit for credit card		—		10
SuperNGine Co., Ltd.	Unused lines of credit for credit card		39		24
Pin Therapeutics Inc.	Unused lines of credit for credit card		11		30
Grinergy Co., Ltd.	Unused lines of credit for credit card		3		4
S&E Bio Co., Ltd.	Unused lines of credit for credit card		—		41
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		68		68
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card		722		701
Contents First Inc.	Unused lines of credit for credit card		38		80
Allra Fintech Corp.	Unused lines of credit for credit card		34		24
Bigwave Robotics Corp. *	Unused lines of credit for credit card		—		40
New Daegu Busan Expressway Co., Ltd.	Unused lines of credit for credit card		5		3
AIM FUTURE, Inc.	Unused lines of credit for credit card		42		37
Novorex Inc.	Unused lines of credit for credit card		6		22
Xenohelix Co., Ltd.	Unused lines of credit for credit card		6		5
ADPGREEN	Unused lines of credit for credit card		21		27
Logpresso Inc.	Unused lines of credit for credit card		30		20
DYNE MEDICAL GROUP Inc.	Unused lines of credit for credit card		102		117
TriOar Inc.	Unused lines of credit for credit card		36		38
KB-CJ Venture Fund 1st	Purchase of securities		2,400		4,200
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		173		173
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		30,462		924
All Together Korea Fund No.2 (Stock-FoFs)	Purchase of securities		990,000		990,000
KB Co-Investment Private Equity Fund No.1	Purchase of securities		506		1,285

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.6 Unused commitments provided to related parties as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Indian Rupee)		June 30, 2026		December 31, 2025
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities	~~W~~	21,519	~~W~~	25,569
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		1,050		1,050
KB-Solidus Global Healthcare Fund *	Commitments on loss absorption priority		—		4,500
Paramark KB Fund No.1	Purchase of securities		528		870
Shinhan-Eco Venture Fund 2nd	Purchase of securities		400		425
U-KB Credit No.1 Private Equity	Purchase of securities		18,566		18,566
KB-Cyrus Tourism Venture Fund	Purchase of securities		3,000		3,000
KB-SBI Global Strategic Capital Fund	Purchase of securities		21,970		32,888
KB-IMM New Star Real Estate Private Fund I	Purchase of securities		10,946		13,164
VIG Private Equity Fund V-3 *	Purchase of securities		—		5,503
KB-IMM New Star Real Estate Private Fund II	Purchase of securities		24,827		40,663
IMM global Secondary 1-1 Equity Private Fund	Purchase of securities		10,010		10,847
KB-LB Middle Market Enterprises Innovation Private Equity Fund	Purchase of securities		25,688		18,073
KB-ANDA Deep Tech Venture Fund	Purchase of securities		5,000		6,251
DAYLI Fountainhead Blind Private Equity Fund II	Purchase of securities		38,750		28,056
Meritz-Hyundai Investment Real Estate Strategy No.1 Private Equity Fund	Purchase of securities		25,973		57,353
Nextrade Co., Ltd.	Unused lines of credit for credit card		413		369
Aldaver	Unused lines of credit for credit card		10		10
ANTIGRAVITY	Unused lines of credit for credit card		3		4
Lemontree Inc.	Unused lines of credit for credit card		50		49
	Loan commitments in Korean won		—		450
WhaTap Laps Inc.	Unused lines of credit for credit card		57		59
	Loan commitments in Korean won		2,000		2,000
VP Inc.	Unused lines of credit for credit card		—		8
ByL	Unused lines of credit for credit card		10		—
Bitgoeul Cheomdan Green 1st Co., Ltd.	Purchase of securities		2,808		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.6 Unused commitments provided to related parties as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Indian Rupee)		June 30, 2026		December 31, 2025
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	2,668,002	USD	2,693,142
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	8,460	USD	8,470
RMG-KB BP Management Ltd.	Purchase of securities	USD	352,450	USD	446,888
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	13,369,417	USD	16,951,197
Elev8-Capital Fund I	Purchase of securities	INR	1,058,979,396	INR	1,787,096,277
Ascent Global Fund III LP	Purchase of securities	USD	22,437,479	USD	22,437,479
Key management personnel	Loan commitments in Korean won		2,054		1,898

*	Excluded from the Group’s related party as of June 30, 2026.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.7 Details of compensation to key management personnel for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered directors (executive)	~~W~~	3,550	~~W~~	400	~~W~~	10,938	~~W~~	14,888
Registered directors (non-executive)		568		—		—		568
Non-registered directors		7,142		299		15,482		22,923

	~~W~~	11,260	~~W~~	699	~~W~~	26,420	~~W~~	38,379

(In millions of Korean won)	2025
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered directors (executive)	~~W~~	3,636	~~W~~	513	~~W~~	9,485	~~W~~	13,634
Registered directors (non-executive)		504		—		—		504
Non-registered directors		7,006		308		15,193		22,507

	~~W~~	11,146	~~W~~	821	~~W~~	24,678	~~W~~	36,645

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

33.8 Details of collateral provided by related parties as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	Assets held as collateral	June 30, 2026		December 31, 2025
Associates and joint ventures
Star-Lord General Investors Private Real Estate Investment Company No.10	Real estate	~~W~~	180,000	~~W~~	180,000
Semicolon Susong REITs Co., Ltd.	Collateral Trust		30,000		30,000
Key management personnel	Time deposits and others	~~W~~	536	~~W~~	693
	Real estate		6,025		8,486

*	Excluded collateral related to lease agreements arising from ordinary business transactions between related parties as of June 30, 2026.

As of June 30, 2026, Incheon Bridge Co., Ltd., a related party of the Group, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

34. Events After the Reporting Period

According to the resolution of the Board of Directors on July 23, 2026, the quarterly dividend per share of ~~W~~1,155 with a dividend record date of August 7, 2026, was declared. The Group’s financial statements as of June 30, 2026 do not reflect this dividend payable.

Pursuant to the resolution of the Board of Directors dated July 23, 2026, the Group plans to acquire treasury shares amounting to ~~W~~700,000 million on the Stock Exchange by December 16, 2026 , and retire the acquired treasury shares.